Exhibit 99.1

ANNUAL INFORMATION FORM

FOR THE YEAR ENDED MARCH 31, 2023

DATED AS OF June 1, 2023

SILVERCORP METALS INC.

Suite 1750 – 1066 West Hastings Street

Vancouver, BC V6E 3X1

Tel: (604) 669-9397

Fax: (604) 669-9387

Email: investor@silvercorp.ca

Website: http://www.silvercorpmetals.com

Contents

ITEM 1	GENERAL	3

1.1	Date of Information	3

1.2	Forward Looking Statements	3

1.3	Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates	4

1.4	Currency and Financial Information	5

1.5	Non-IFRS Measures	5

ITEM 2	CORPORATE STRUCTURE	7

2.1	Names, Addresses and Incorporation	7

2.2	Intercorporate Relationships	8

ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS	10

3.1	Business of Silvercorp	10

3.2	Three Year History	10

ITEM 4	DESCRIPTION OF THE BUSINESS	16

4.1	General	16

4.2	Corporate Governance, Safety, Environment and Social Responsibility	19

4.3	Laws and Regulations Related to Mining and Foreign Investment in China	21

4.4	Risk Factors	26

ITEM 5	MINERAL PROPERTIES	44

5.1	Ying Mining District, Henan Province, China	44

5.2	GC Mine	69

ITEM 6	DIVIDENDS AND DISTRIBUTIONS	81

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE	82

ITEM 8	MARKET FOR SECURITIES	82

ITEM 9	ESCROWED SECURITIES	83

ITEM 10	DIRECTORS AND OFFICERS	84

ITEM 11	AUDIT COMMITTEE	86

ITEM 12	PROMOTERS	88

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS	88

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	88

ITEM 15	TRANSFER AGENTS AND REGISTRARS	88

ITEM 16	MATERIAL CONTRACTS	88

ITEM 17	INTERESTS OF EXPERTS	89

ITEM 18	ADDITIONAL INFORMATION	91

SCHEDULE “A”	92

ITEM 1	GENERAL

1.1	Date of Information

All information in this Annual Information Form (“AIF”) is as of March 31, 2023, unless otherwise indicated.

1.2	Forward Looking Statements

Certain statements and information in this AIF for Silvercorp Metals Inc. (“Silvercorp” or the “Company”) constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and also are “forward-looking information” within the meaning of applicable Canadian provincial securities laws (collectively, “forward-looking statements or information”). Forward-looking statements or information include, but are not limited to, information concerning mineral resource and mineral reserve estimates to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver, lead, zinc and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; estimated production from the Company’s mines in the Ying Mining District (defined herein) and from the GC Mine; availability of funds from production to finance the Company’s operations; access to and availability of funding for future construction and development of the Company’s properties or for acquisitions; future profitability, cash flow, growth, mine life, dividends, mergers or acquisition, and other forecasts and predictions with respect to the Company and its properties.

Forward-looking statements are based on the opinions, assumptions, factors and estimates of management considered reasonable at the date the statements are made. The opinions, assumptions, factors and estimates which may prove to be incorrect, include, but are not limited to: the specific assumptions set forth in this AIF, or incorporated by reference herein; the expectations and beliefs of management; that prices for minerals, particularly silver, gold, lead and zinc remain consistent with the Company’s expectations; that there are no significant disruptions affecting operations, including labour disruptions, supply disruptions, power disruptions, security disruptions, damage to or loss of equipment, whether due to flooding, political changes, title issues, intervention by local communities, environmental concerns, pandemics (including COVID-19) or otherwise; that operations, development and exploration at the Company’s projects proceed on a basis consistent with expectations and the Company does not change its development and exploration plans and forecasts; that prices for key mining supplies, including labour costs and consumables remain consistent with the Company’s current expectations; that plant, equipment and processes will operate as anticipated; that there are no material variations in the current tax and regulatory environment or the tax positions taken by the Company; that the Company will maintain access to surface rights; that the Company will be able to obtain and maintain government approvals, permits and licenses in connection with its current and planned operations, development and exploration activities; that the Company is able to meet current and future obligations; and that the Company can access adequate financing, appropriate equipment and sufficient labour, all at acceptable rates.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to the matters described in this AIF under Item 4.4 Risk Factors under the following headings: fluctuating commodity prices; recent market events and condition; estimation of mineral resources, mineral reserves and mineralization and metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; climate change; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into existing operations; permits and licences for mining and exploration in China; title to properties; non-controlling interest shareholders; acquisition of commercially mineable mineral rights; financing; competition; operations and political conditions; regulatory environment in China; regulatory environment and political climate in Bolivia; regulatory environment in Mexico; environmental risks; natural disasters; dependence on management and key personnel; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; conflicts of interest; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; outcome of current or future litigation or regulatory actions; bringing actions and enforcing judgments under U.S. securities laws; cyber-security risks; COVID-19; the Company’s investment in New Pacific Metals Corp and in Tincorp Metals Inc. (formerly Whitehorse Gold Corp.).

This list of risk factors described in this AIF and the Company’s other disclosure documents are not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements or information involve statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this AIF under the heading “Risk Factors” and elsewhere.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this AIF, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable as of the date of this AIF, forward-looking statements are not guarantees of future performance. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

1.3	Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates

Unless otherwise indicated, all reserve and resource estimates included in this AIF and the documents incorporated by reference herein have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), including under subpart 1300 of Regulation S-K (the “SEC Modernization Rules”). Accordingly, reserve and resource information and other technical and scientific information included herein may not be comparable to similar information disclosed by U.S. companies.

1.4	Currency and Financial Information

The Company’s financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Standards Board (“IFRS”) and are presented in United States dollars.

The symbol “CAD$” denotes lawful money of Canada and “RMB” denotes lawful money of the People’s Republic of China. The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in U.S. dollar, as quoted by the Bank of Canada:

	Years Ended March 31,
	2023	2022	2021
High	0.8031	0.8306	0.8029
Low	0.7217	0.7727	0.7034
Average	0.7565	0.7980	0.7575
Period End	0.7389	0.8003	0.7952

The following table sets forth, for each of the periods indicated, the year-end exchange rate, the average closing rate and the high and low closing exchange rates for one Canadian dollar expressed in Chinese Renminbi (“RMB”), as quoted by the Bank of Canada:

	Years Ended March 31,
	2023	2022	2021
High	5.3937	5.3333	5.2854
Low	4.9900	4.9116	4.9950
Average	5.1809	5.1210	5.1285
Period End	5.0761	5.0736	5.2110

1.5	Non-IFRS Measures

This AIF refers to alternative performance (non-IFRS) measures, such as cash cost per ounce of silver, net of by-product credits, all-in & all-in sustaining cost per ounce of silver, net of by-product credits, production cost per tonne, and all-in sustaining production costs per tonne. Readers should refer to the section entitled “Alternative Performance (Non-IFRS) Measures” in our management’s discussion and analysis for the year ended March 31, 2023, for a detailed description and reconciliation of these non-IFRS measures.

Per Ounce Measures – Cash Costs and AISC

Cash costs and all-in sustaining costs (“AISC”) per ounce of silver, net of by-product credits, are non-IFRS measures. The Company produces by-product metals incidentally to its silver mining activities. The Company has adopted the practice of calculating a performance measure with the net costs of producing an ounce of silver, its primary payable metal, after deducting revenues gained from incidental by-product production. This performance measure has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of such metal.

Cash costs is calculated by deducting revenue from the sales of all metals other than silver and is calculated per ounce of silver sold.

AISC is an extension of the “cash costs” metric and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. AISC has been calculated based on World Gold Council (“WGC”) guidance released in 2013 and updated in 2018. The WGC is not a regulatory organization and does not have the authority to develop accounting standards for disclosure requirements.

AISC is based on the Company’s cash costs, net of by-product sales, and further includes general and administrative expense, mineral resources tax, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. Sustaining capital expenditures are those costs incurred to sustain and maintain existing assets at current productive capacity and constant planned levels of production output. Excluded are non-sustaining capital expenditures, which result in a material increase in the life of assets, materially increase resources or reserves, productive capacity, or future earning potential, or significant improvement in recovery or grade, or which do not relate to the current production activities. The Company believes that this measure represents the total sustainable costs of producing silver from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

Per Tonne Measures – Cash Costs and AISC

The Company uses costs per tonne of ore processed to manage and evaluate operating performance at each of its mines. Costs per tonne of ore processed is calculated based on total production costs on a sales basis, adjusted for changes in inventory, to arrive at total production costs that relate to ore production during the period. These total production costs are then further divided into mining costs, shipping costs, and milling costs. Mining costs includes costs of material and supplies, labour costs, applicable mine overhead costs, and mining contractor costs for mining ore; shipping costs includes freight charges for shipping stockpile ore from mine sites and mill sites, and milling costs include costs of materials and supplies, labour costs, and applicable mill overhead costs related to ore processing. Mining costs per tonne is the mining costs divided by the tonnage of ore mined, shipping cost per tonne is the shipping costs divided by the tonnage of ore shipped from mine sites to mill sites; and milling costs per tonne is the milling costs divided by the tonnage of ore processed at the mill. Costs per tonne of ore processed are the total of per tonne mining costs, per tonne shipping costs, and per tonne milling costs.

All-in sustaining production costs per tonne is an extension of the production costs per tonne and provides a comprehensive measure of the Company’s operating performance and ability to generate cash flows. All-in sustaining production costs per tonne is based on the Company’s production costs, and further includes general and administrative expenses, government fees and other taxes, reclamation cost accretion, lease liability payments, and sustaining capital expenditures. The Company believes that this measure represents the total sustainable costs of processing ore from current operations and provides additional information about the Company’s operational performance and ability to generate cash flows.

ITEM 2 CORPORATE STRUCTURE

2.1	Names, Addresses and Incorporation

Silvercorp was formed as Spokane Resources Ltd. pursuant to an amalgamation of Julia Resources Corporation and MacNeill International Industries Inc. under the Company Act (British Columbia) on October 31, 1991. By a special resolution dated October 5, 2000, Spokane Resources Ltd. consolidated its share capital on a ten for one basis and altered its Memorandum and Articles of Incorporation by changing its name to “SKN Resources Ltd.” At the Company’s Annual and Special General Meeting held on October 20, 2004, the shareholders approved an increase to the Company’s authorized capital to an unlimited number of common shares (each, a “Common Share”) and adopted new Articles consistent with the transition to the Business Corporations Act (British Columbia) and passed a special resolution to change the Company’s name. On May 2, 2005, the Company filed a Notice of Alteration with the British Columbia Registrar of Companies changing its name from “SKN Resources Ltd.” to “Silvercorp Metals Inc.” The head office, principal address and registered and records office of the Company is located at 1750 – 1066 West Hastings Street, Vancouver, British Columbia, V6E 3X1. The Company’s shares are listed for trading on the Toronto Stock Exchange (the “TSX”) and the NYSE American, LLC (“NYSE American”), both under the symbol “SVM”. The Company is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, and Newfoundland and Labrador.

2.2	Intercorporate Relationships

The chart set out below illustrate the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interest in the Company’s material mining properties.

SILVERCORP METALS INC.
(BC, Canada)
46.15%
100%
New Infini Silver Inc.
(BC, Canada)
Fortune Mining Limited
(British Virgin Islands ("BVI"))
100%
100%
100%
100%
100%
100%
Infini Metals Inc.
(BVI)
Victor Mining Ltd. (BVI)
Victor Resources Ltd. (BVI)
Fortune Copper Limited (BVI)
Yangtze Mining Ltd. (BVI)
Fortune Gold Mining Limited (BVI)
100%
100%
77.5%
80%
100%
100%
100%
Infini Resources (Asia) Co. Ltd. (Hong Kong)
Golden Land (Asia) Ltd. (Hong Kong)
Henan Found Mining Co. Ltd. (China)
Henan Huawei Mining Co. Ltd. (China)
Wonder Success Limited (Hong Kong)
Yangtze Mining (H.K.) Limited (Hong Kong)
Fortune Gold Mining (H.K.) Limited (Hong Kong)
75%
25%
100%
100%
100%
70%
95%
100%
Infini Resources, S.A. de C.V. (Mexico)
Henan Ruifeng Mining Co. Ltd.
100%
Henan Xinbaoyuan Mining Co. Ltd.
Xinshao Yun Xiang Mining Co. Ltd. (China)
Guangdong Found Mining Co. Ltd. (China)
4%
Silvercorp Metals (China) Inc. (China)
100%
100%
100%
100%
La Yesca Project
Kuanping Project
SGX Mine
TLP Mine
HZG Mine
LMW Mine
DCG Mine
HPG Mine
LME Mine
BYP Mine
GC Mine

The Company is the sole shareholder of Fortune Mining Limited (“Fortune”) which was incorporated under the laws of BVI on August 23, 2002, to be the holding company of several other subsidiaries which are parties to agreements relating to mineral properties in China. Fortune owns 100% of the following material subsidiary companies:

(a)	Victor Mining Ltd. (“Victor Mining”) was incorporated on October 23, 2003, under the laws of BVI and continued into Barbados on August 27, 2009, and back to the BVI on March 18, 2016. Victor Mining is a party to a cooperative agreement under which it has earned a 77.5% interest in Henan Found Mining Co. Ltd. (“Henan Found”), the Chinese company holding, among other assets: (i) the Ying Property’s flagship silver- lead-zinc project (the “SGX Mine”) and a satellite silver-lead mine (the “HZG Mine”) located approximately 5 km south of the SGX Mine; (ii) a silver-lead mine in Tieluping (“TLP Mine”) approximately 11 km south east of the SGX Mine; (iii) a silver-gold-lead-zinc mine in Haopinggou (the “HPG” Mine) northeast of the SGX Mine; (iv) a silver-lead-zinc mine in Longmen EAST (“LME Mine”) approximately 12 km to southeast of the SGX Mine; (v) a silver-lead-zinc mine in Longmen West (the “LMW Mine”) approximately 2.4 km to the west of the LME Mine; and (vi) a development project in Dong Cao Gou (the “DCG Mine”), each in Henan Province. Henan Found holds a 100% interest of Henan Xinbaoyuan Mining Co. Ltd., which holds a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping project”).

(b)	Victor Resources Ltd. (“Victor Resources”) was incorporated on May 30, 2003, under the laws of the BVI and is a party to a cooperative agreement under which it earned an 80% interest in Henan Huawei Mining Co. Ltd. (“Henan Huawei”), the Chinese company, through agreements with Henan Found, holding a 100% beneficial interest in the HPG Mine and the LME Mine.

(c)	Yangtze Mining Ltd. (“Yangtze Mining”) was incorporated on February 11, 2002, under the laws of the BVI. It holds a 100% interest in Yangtze Mining (H.K.) Ltd. (“Yangtze Mining HK”). Yangtze Mining HK holds a 95% interest in Guangdong Found Mining Co. Ltd. (“Guangdong Found”), a company incorporated on October 26, 2008, under the laws of the People’s Republic of China, that holds a 100% interest in the silver-lead-zinc exploration mine in Gaocheng (the “GC Mine”, “GC”, or “Gaocheng”) in Guangdong Province. In October 2018, Silvercorp Metals (China) Inc., a wholly owned subsidiary of the Company, acquired an additional 4% interest in Guangdong Found, and as a result, the Company now beneficially owns a 99% interest in Guangdong Found.

(d)	Fortune Copper Limited was incorporated on August 23, 2002, under the laws of the BVI. It holds a 100% interest in Wonder Success Limited, a Hong Kong company which has a 70% equity interest in Xinshao Yun Xiang Mining Co. Ltd. (“Yunxiang”), which owns the BYP gold, lead, and zinc mine in Hunan Province (the “BYP Mine”). The BYP Mine is currently under care and maintenance.

The Company also holds a 46.15% interest in New Infini Silver Inc. (“New Infini”), which was incorporated on October 13, 2020, under the laws of the Province of British Columbia. New Infini holds a 100% interest in the La Yesca silver project (the “La Yesca Project”).

The Company’s operations in China are largely conducted through equity joint ventures, over which the Company has control. See “Item 4 General Description of Business, 4.2 Chinese Mining Law”.

ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS

3.1	Business of Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, zinc, and other metals with a long history of profitability and growth potential. The Company’s strategy is to create shareholder value by focusing on generating free cashflow from long life mines; organic growth through extensive drilling for discovery; ongoing merger and acquisition efforts to unlock value; and long-term commitment to responsible mining and sound environmental, social, and governance (“ESG”). Silvercorp operates several silver-lead- zinc mines at the Ying Mining District in Henan Province, China and the GC silver-lead-zinc mine in Guangdong Province, China.

3.2	Three Year History

Silvercorp has been acquiring, exploring, developing, and operating mineral properties in China since 2003. Production at the SGX Mine at the Ying Mining District commenced on April 1, 2006, and since that time, several of the Company’s other properties at the Ying Mining District in Henan Province, China also commenced production. In addition, the Company’s GC Mine commenced production in July 2014.

(a)	Overview of Key Developments

i.	Fiscal 2023 (year ended March 31, 2023)

For the year ended March 31, 2023 (“Fiscal 2023”), on a consolidated basis, the Company mined 1,068,983 tonnes of ore and milled 1,072,654 tonnes of ore, both up 7% compared to 996,280 tonnes of ore mined and 1,002,335 tonnes of ore milled in the year ended March 31, 2022 (“Fiscal 2022”). In Fiscal 2023, the Company reported revenue of $208.1 million down 4% compared to $217.9 million in Fiscal 2022; cash flow provided by operating activities of $85.6 million, down $21.7 million compared to $107.4 million in the prior year; and net income attributable to equity holders of the Company of $20.6 million, or $0.12 per share, compared to net income equity holders of the Company of $30.6 million or $0.17 per share in Fiscal 2022.

On August 25, 2021, the Company announced a normal course issuer bid (“NCIB”) which allowed the Company to acquire up to 7,054,000 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of August 22, 2021 (“2021 NICB”). This 2021 NCIB program was valid from August 27, 2021, to August 26, 2022. On August 24, 2022, the Company announced another NCIB which allowed it to acquire up to 7,079,407 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of August 16, 2022 (“2022 NICB”). This 2022 NCIB program is valid from August 29, 2022, to August 28, 2023. Purchase will be made at the discretion of the directors at prevailing market prices, through the facilities of the TSX, the NYSE American, and alternative trading systems in Canada and the United States, in compliance with the regulatory requirements. The Company purchased and cancelled 838,237 shares in Fiscal 2023, and subsequent to March 31, 2023, the Company did not purchase any shares under this NCIB program.

On November 7, 2022, the Company filed an updated National Instrument (“NI”) 43-101 Technical Report on the Mineral Resources and Mineral Reserves for the Ying Mining District (“The Ying 2022 Technical Report “) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”). The Ying 2022 Technical Report has an effective date of September 20, 2022 and covers all the mines in the Ying Mining District in Henan Province, China, namely the SGX, HZG, HPG, TLP, LME, LMW and DCG underground mines. The Ying 2022 Technical

Report reflected a 3% increase in total Proven and Probable Mineral Reserves compared to the previous Technical Report of the Ying Mining District with effective date of July 31, 2020. The changes in total contained metal for silver, gold, lead, and zinc are -3%, +110%, -9% and -24% respectively. These Mineral Reserves are on top of approximately 11 million ounces of silver produced between January 2020 and December 2021.

In December 2022, the Company’s Kuanping Silver-Lead-Zinc-Gold Project (“Kuanping Project”) received a mining license (the “Kuanping Mining License”) from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is valid until March 13, 2029.

In Fiscal 2023, the Company completed the review and evaluation on the results of the drill program completed in Fiscal 2022. The Company does not plan to undertake further significant work at the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognized an impairment charge of $20.2 million in the consolidated statements of income.

ii.	Fiscal 2022 (year ended March 31, 2022)

In Fiscal 2022, on a consolidated basis, the Company mined 996,280 tonnes of ore, an increase of 3% or 31,355 tonnes of ore, compared to 964,925 tonnes in the year ended March 31, 2021 (“Fiscal 2021”). In Fiscal 2022, the Company reported revenue of $217.9 million, up 13% compared to $192.1 million in Fiscal 2021; cash flow provided by operating activities of $107.4 million, up 25% or $21.5 million compared to $85.9 million in Fiscal 2021; and net income attributable to equity holders of the Company of $30.6 million, or $0.17 per share, compared to net income attributable to equity holders of the Company of $46.4 million, or $0.27 per share.

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping Project. The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project, which is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District. The Kuanping Project covers an area of 12.39 km², being approximately 3 km wide (east-west) and 5 km long (north-south).

In October 2021, the Company filed an updated NI 43-101 Technical Report on the GC Mine with an effective date of March 31, 2021 (Mineral Resources and Mineral Reserves effective December 31, 2020) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”). Despite the production depletion, the Technical Report reflected an 8% increase in tonnage of combined Proven and Probable Mineral Reserves compared to the Mineral Reserves estimated in the previous Technical Report of the GC Mine with effective date of June 2019.

On August 25, 2021, the Company announced the 2021 NCIB which allowed it to acquire up to 7,054,000 common shares of the Company, representing approximately 4% of the common shares issued and outstanding as of August 22, 2021. This NCIB program was valid from August 27, 2021, to August 26, 2022. The Company did not purchase any of its own shares in Fiscal 2022.

iii.	Fiscal 2021 (year ended March 31, 2021)

In Fiscal 2021, on a consolidated basis, the Company mined 964,925 tonnes of ore, an increase of 9% or 79,095 tonnes of ore, compared to 885,830 tonnes in the year ended March 31, 2020. In Fiscal 2021, the Company reported revenue of $192.1 million, up 21%, compared to $158.8 million in the prior year; cash flow provided by operating activities of $85.9 million up, 11% or $8.7 million compared to $77.2 million in the prior year; and net income attributable to equity holders of the Company was $46.4 million, or $0.27 per share.

In December 2020, the Company and its subsidiary, New Infini, entered into a framework agreement with various arm’s length vendors (the “Vendors”), whereby New Infini agreed to acquire a 100% interest in the La Yesca Project through the indirect purchase of all of the issued and outstanding shares of Infini Resources, S.A. de C.V., a Mexican company which owns the La Yesca Project. The La Yesca Project is a silver-polymetallic, epithermal-type project located approximately 100 km (185 m by road) northwest of Guadalajara, the second-largest city in Mexico. The concessions comprising the La Yesca Project cover an area of approximately 47.7 km2. In January 2021, New Infini completed a private placement and raised$4.0 million by issuing 8,000,000 shares of New Infini at $0.50 per share. The Company purchased an additional 3,000,000 shares for $1.5 million.

In December 2020, the Company, through its subsidiary, Henan Found, won an online auction to acquire the exploration rights to the Zhonghe Silver Project (the “Zhonghe Project”) from the Henan provincial government. The Zhonghe Project covers an area of 4.96 square km, approximately 50 km (75 km by road) northeast of the Company’s Ying Mining District, also located in Luoning County. The final winning bid submitted by the Company was approximately $76.0 million (RMB¥495.0 million). The acquisition was subject to the national security clearance by the relevant Chinese authorities. Subsequent to Fiscal 2021, the Company withdrew its application for the national security clearance and the acquisition was terminated.

In November 2020, the Company acquired a 26.99% interest in Tincorp Metals Inc. (formerly Whitehorse Gold Corp.) (“Tincorp”), as a result of (a) receiving 5,740,285 Tincorp common shares under a spin-out transaction completed by New Pacific Metals Corp. (“New Pacific Metals”), and (b) subscribing for 5,774,000 Tincorp common shares under a private placement at a total of $1.3 million.

In June 2020, the Company participated in an underwritten offering of common shares of New Pacific Metals and acquired an additional 1,320,710 common shares of New Pacific Metals for a cost of $5.8 million to maintain its ownership interest.

In April 2020, the Company entered into a definitive agreement with Guyana Goldfields Inc. (“Guyana Goldfields”), subsequently amended on May 16, 2020 (collectively, the “Arrangement Agreement”) to acquire all of the issued and outstanding shares of Guyana Goldfields. On June 10, 2020, Guyana Goldfields terminated the Arrangement Agreement and paid the Company a break fee of $6.5 million. The Company also realized a gain of $15.4 million on the disposal of the Guyana Goldfields’ common shares in Fiscal 2021.

(b)	Production

The following table summarizes the total metal produced, on a consolidated basis, in the past three years.

	Years Ended March 31
	2023	2022	2021
Silver (‘000s ounces)	6,617	6,149	6,331
Gold (‘000s ounces)	4.4	3.4	4.7
Lead (‘000s pounds)	68,068	64,431	68,430
Zinc (‘000s pounds)	23,463	26,812	28,011

Ying Mining District

The Ying Mining District is the Company’s primary source of production, and consists of four mining licenses, including the SGX-HZG, HPG, TLP-LME-LMW, and DCG mines.

In Fiscal 2023, a total of 769,024 tonnes of ore were mined and 773,057 tonnes of ore were milled at the Ying Mining District, both up 13% compared to 681,398 tonnes mined and 684,293 tonnes milled in Fiscal 2022.

Average head grades of ore processed were 261 g/t for silver, 3.8% for lead, and 0.7% for zinc compared to 272 g/t for silver, 3.9% for lead, and 0.8% for zinc in Fiscal 2022.

Metals produced at the Ying Mining District were approximately 6.0 million ounces of silver, 4,400 ounces of gold, 60.3 million pounds of lead, and 7.2 million pounds of zinc, up 9%, 29%, 10%, and 6%, respectively, compared to 5.5 million ounces of silver, 3,400 ounces of gold, 54.9 million pounds of lead, and 6.8 million pounds of zinc in Fiscal 2022.

In Fiscal 2023, the mining costs at the Ying Mining District were $78.63 per tonne, down 4% compared to $81.98 in the Fiscal 2022, while the milling costs were $11.76 per tonne, down 3% compared to $12.10 in Fiscal 2022. The decrease was mainly due to the depreciation of the Chinese yuan against the US dollar partially offset by the inflation factors.

Correspondingly, the production costs per tonne of ore processed were $94.07, down 4% compared to $97.76 in Fiscal 2022, while the all-in sustaining costs per tonne of ore processed was $146.59, down 1% compared to $147.52 in Fiscal 2022.

The cash costs per ounce of silver, net of by-product credits, at the Ying Mining District were $0.88, down 8% compared to $0.96 in Fiscal 2022. The decrease was mainly due to the decrease in per tonne production costs and the increase in silver production, resulting in lower costs per ounce of silver. The all-in sustaining costs per ounce of silver, net of by-product credits was $8.29, up 5% compared to $7.93 in Fiscal 2022. The increase was mainly due to an increase of $7.3 million in sustaining capital expenditures.

GC Mine

In Fiscal 2023, a total of 299,959 tonnes of ore were mined and 299,597 tonnes were milled at the GC Mine, down 5% and 6%, respectively, compared to 314,882 tonnes mined and 318,042 tonnes milled in Fiscal 2022. The decrease can be attributed mainly to the upgrades made to the ventilation and electric power facilities at the GC Mine to comply with newly implemented safety production regulations. These improvements impacted operations during the second quarter but were completed in the third quarter.

Average head grades of ore milled were 75 g/t for silver, 1.3% for lead, and 2.8% for zinc compared to 75 g/t for silver, 1.5% for lead, and 3.2% for zinc in Fiscal 2022.

Metals produced at the GC Mine were approximately 593 thousand ounces of silver, 7.8 million pounds of lead, and 16.3 million pounds of zinc, down 7%, 18%, and 19%, respectively, compared to 640 thousand ounces of silver, 9.5 million pounds of lead, and 20.0 million pounds of zinc in Fiscal 2022. The decrease was mainly due to the decrease in ore production and lower lead and zinc head grades achieved.

The mining costs at the GC Mine were $41.36 per tonne, up 2% compared to $40.59 in Fiscal 2022, and the milling costs were $16.93 per tonne, up 4% compared to $16.31 in Fiscal 2022. The increase was mainly due to higher per tonne fixed overhead costs allocation resulting from the decrease in ore production.

Correspondingly, the production costs per tonne of ore processed were $58.29, up 2% compared to $56.90 in Fiscal 2022. The all-in sustaining production costs per tonne of ore processed were $83.33, up 5% compared to $79.56 in Fiscal 2022.

In Fiscal 2023, the cash costs per ounce of silver, net of by-product credits, at the GC Mine, were negative $13.72, up 34% compared to negative $20.91 in Fiscal 2022. The all-in sustaining costs per ounce of silver, net of by-product credits, were $0.50, compared to negative $8.07 in Fiscal 2022. The increase was mainly due to a decrease of $6.3 million in by-product credits and the decrease in silver production, resulting in higher per-ounce costs.

Kuanping Project

In October 2021, the Company, through a 100% owned subsidiary of Henan Found, won an online open auction to acquire a 100% interest in the Kuanping silver-lead-zinc-gold project (the “Kuanping Project”). The transaction was successfully completed in November 2021 for a total consideration of $13.1 million, comprised of approximately $11.4 million in cash (RMB ¥73.5 million) plus the assumption of approximately $2.0 million (RMB ¥13.3 million) of debt, and net of $0.3 million cash received. The acquisition was through the acquisition of a 100% interest in the shares of Shanxian Xinbaoyuan Mining Co. Ltd. (“Xinbaoyuan”), an affiliate of a Henan Provincial government-controlled company located in Sanmenxia City, Henan Province. The material asset held by Xinbaoyuan is the Kuanping Project.

The Kuanping Project is located in Shanzhou District, Sanmenxia City, Henan Province, China, approximately 33 km north of the Ying Mining District.

In December 2022, the Company’s Kuanping Project received the Kuanping Mining License from the Department of Natural Resources, Henan Province, China. The Kuanping Mining License covers 6.97 square kilometres and is valid until March 13, 2029.

BYP Mine

The BYP Mine was placed on care and maintenance in August 2014 due to the required capital upgrades to sustain ongoing production and the market environment. The Company is conducting activities to apply for a new mining license, but the process has taken longer than expected. No guarantee can be given that the new mining licenses for the BYP Mine will be issued, or if they are issued, that they will be issued under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

La Yesca Project

In Fiscal 2023, the Company completed the review and evaluation on the results of the drilling program completed in Fiscal 2022. The Company does not plan to undertake further significant work on the La Yesca Project in the near future. As a result, the decision was taken to impair fully the value of the La Yesca Project and recognize an impairment charge of $20.2 million during the quarter ended September 30, 2022.

(c)	Capitalized Exploration and Development Expenditures

Ying Mining District

In Fiscal 2023, a total of 249,407 metres or $9.1 million worth of diamond drilling were completed (Fiscal 2022– 351,458 metres or $15.6 million), of which approximately 124,874 metres or $3.4 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 216,068 metres or $5.0 million) and approximately 124,533 metres or $5.7 million worth of diamond drilling were capitalized (Fiscal 2022– 135,390 metres or $10.6 million). In addition, approximately 32,870 metres or $12.5 million worth of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022– 25,134 metres or $9.9 million), and approximately 69,049 metres or $30.0 million worth of horizontal tunnels, raises, ramps, and declines were completed and capitalized (Fiscal 2022– 60,311 metres or $26.7 million).

GC Mine

In Fiscal 2023, approximately 65,399 metres or $2.2 million worth of diamond drilling were completed (Fiscal 2022– 66,699 metres or $2.5 million), of which approximately 43,375 metres or $1.3 million worth of diamond drilling were expensed as part of mining costs (Fiscal 2022– 60,382 metres or $2.2 million) and approximately 22,024 metres or $0.8 million of drilling were capitalized (Fiscal 2022– 6,317 metres or $0.2 million). In addition, approximately 7,071 metres or $2.1 million of mining preparation tunnels were completed and expensed as part of mining costs (Fiscal 2022– 6,167 metres or $1.7 million), and approximately 12,722 metres or $4.0 million of horizontal tunnels, raises, and declines were completed and capitalized (Fiscal 2022– 13,751 metres or $4.3 million).

Kuanping Project

In Fiscal 2023, a total of 8,485 metres or $0.9 million worth of drilling were completed and capitalized at the Kuanping Project.

ITEM 4 DESCRIPTION OF THE BUSINESS

4.1	General

Silvercorp’s principal products and its sources of sales are silver-bearing lead and zinc concentrates. At present, Silvercorp sells all its products to local smelters or companies in the mineral products trading business.

For each of the Company’s two most recently completed fiscal years, revenues for each category of products that accounted for 10% or more of total consolidated revenues are as follows:

	Years ended March 31,
In 000s’ US$	2023	2022
Silver (Ag)	113,592	121,273
Lead (Pb)	56,843	57,090
Zinc (Zn)	24,823	28,842

Additional information is provided in the Company’s financial statements and management’s discussion and analysis for its most recently completed fiscal year.

The mining industry is intensely competitive, and the Company competes with many companies possessing similar or greater financial and technical resources. The Company’s competitive position is largely reliant upon its ability to maintain a high margin operation, resulting from relatively high-grade resources, and lower production costs in China compared to the costs of other producers outside China. The Company’s competitive advantage also results from the quality of its concentrates and its proximity to local smelters.

In Fiscal 2023, ore processed at the Ying Mining District reached the high end of the annual guidance and lead production was within the annual guidance, while silver, gold, and zinc were below the annual guidance due to lower head grades achieved. Ore and metal production at the GC Mine was below the guidance, and the shortfall can be attributed to the lower head grades achieved and the production interruption arising from the upgrades made to the ventilation and electric power facilities in the second quarter of Fiscal 2023

In Fiscal 2022, ore processed at the Ying Mining District was in line with the annual guidance, while silver, lead and zinc production were below the low end of the annual guidance. The shortfall was mainly due to the disruptions arising from the mining contract renewal negotiation process, and the heavy rainfall experienced at the Ying Mining District in previous quarters. The per tonne cash production cost and all-in sustaining production cost were 7% and 4% above the high end of the annual guidance. In Fiscal 2022, silver, lead and zinc production at the GC Mine were in line with the annual guidance, and the ore processed was 3% above the high end of the annual guidance. The per tonne cash production was also in line with the annual guidance, and the per tonne all-in sustaining cost was 2% below the low end of the annual guidance.

In Fiscal 2021, ore processed and silver and lead production at the Ying Mining District were in line with the annual guidance, while zinc production was 1% below 7.0 million pounds, the low end of the annual guidance. The all-in sustaining production cost per tonne of ore processed was 1% below the low end of the annual guidance, while the per tonne cash production cost was 1% above $82.5, the high end of the annual guidance. In Fiscal 2021, silver, lead and zinc production at the GC Mine were all above the high end of the annual guidance by 2%, 1% and 13%, respectively, as the ore processed was 2% above the high end of the annual guidance and the zinc head grade was better than the forecast. The per tonne cash production cost and all-in sustaining production cost were 1% and 6%, respectively, below the low end of the annual guidance.

As of March 31, 2023, the Company had 1,099 employees at the Ying Mining District, 277 at the GC Mine, 5 at the Kuangping Project, 4 at the BYP Mine, 32 at Silvercorp Metals (China) Inc., and 23 at the Vancouver corporate office.

Fiscal 2024 Outlook

Production and production costs

In Fiscal 2024, the Company expects to mine and process 1,100,000 to 1,170,000 tonnes of ore, yielding approximately 6.8 to 7.2 million ounces of silver, 4,400 to 5,500 ounces of gold, 70.5 to 73.8 million pounds of lead, and 27.7 to 29.7 million pounds of zinc. Fiscal 2024 production guidance represents production increases of approximately 3% to 8% in ores, 0% to 25% in gold, 4% to 8% in lead, and 18% to 26% in zinc compared to the production results in Fiscal 2023.

In Fiscal 2024, the Company plans to mine and process 770,000 to 810,000 tonnes of ore at the Ying Mining District, including 30,000 – 40,000 tonnes of gold ore with an expected head grade of 3.6 g/t gold, to produce approximately 4,400 to 5,500 ounces of gold, 6.2 to 6.5 million ounces of silver, 62.9 to 65.6 million pounds of lead, and 9.1 to 9.5 million pounds of zinc. Fiscal 2024 production guidance at the Ying Mining District represents production increases of approximately 0% to 5% in ore, 0% to 25% in gold, 3% to 8% in silver, 4% to 9% in lead, and 28% to 33% in zinc compared to the production results in Fiscal 2023. The cash production cost is expected to be $90.4 to $92.6 per tonne of ore, and the all-in sustaining production cost is estimated at $143.8 to $148.8 per tonne of ore processed, representing a 2% to 4% decrease in cash production cost and a range of a 2% decrease to a 2% increase in all-in sustaining production cost compared to the results in Fiscal 2023.

In Fiscal 2024, the Company plans to mine and process 330,000 to 360,000 tonnes of ore at the GC Mine to produce 620 to 670 thousand ounces of silver, 7.5 to 8.2 million pounds of lead, and 18.5 to 20.1 million pounds of zinc. Fiscal 2024 production guidance at the GC Mine represents production increases of approximately 10% to 20% in ore, 5% to 13% in silver, -4% to 5% in lead, and 14% to 23% in zinc production compared to the production results in Fiscal 2023. The cash production cost is expected to be $50.3 to $52.3 per tonne of ore, and the all-in sustaining production cost is estimated at $79.6 to $84.2 per tonne of ore processed, representing a 11% to 14% decrease in cash production cost and a range of a 4% decrease to an 1% increase in all-in sustaining production cost compared to the results in Fiscal 2023.

Development and Capital Expenditures

In Fiscal 2024, the Company plans to: i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing a 27% increase in meterage and a 21% increase in cost compared to the results in Fiscal 2023; ii) complete 71,900 metres of exploration and mining development tunnels at estimated capitalized expenditures of $30.3 million, representing a decrease of 4% in meterage and an increase of 5% in cost compared to the results in Fiscal 2023; iii) complete and capitalize 176,600 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $5.0 million, representing an increase of 14% in meterage and a decrease of 40% in cost compared to the results in Fiscal 2023; and iv) spend $23.1 million on equipment, the XRT Ore Sorting System, a paste backfill plant, the mill and TSF (tailing storage facility). In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 31,100 metres of mining preparation tunnels and 96,200 metres of diamond drilling.

The Ying Mining District plans to: : i) complete 8,800 metres of tunnels as major access and transportation ramps at estimated capitalized expenditures of $6.3 million, representing an increase of 27% in meterage and an increase of 21% in cost compared to the results in Fiscal 2023; ii) complete 57,200 metres of exploration and mining development tunnels at estimated capitalized expenditures of $23.9 million, representing a decrease of 8% in meterage and a decrease of 4% in cost compared to the results in Fiscal 2023; iii) complete and capitalize 146,400 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $4.2 million, representing an increase of 18% in meterage and a decrease of 26% in cost compared to the results in Fiscal 2023; and iv) spend $21.8 million on equipment and facilities, including $12.9 million on the construction of the TSF, $3.0 million to build a paste backfill plant and a XRT Ore Sorting system to optimize the mine plan and improve ore processing head grades, and $1.2 million to improve certain power facilities and to replace some electrical cables. The Company still plans to complete the TSF in 2024 and is currently delaying the construction of the new 3,000 TPD mill by one year. In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 25,800 metres of mining preparation tunnels and 71,400 metres of diamond drilling at the Ying Mining District, representing decreases of 22% and 43%, respectively, compared to the results in Fiscal 2023.

The GC Mine plans to: i) complete and capitalize 14,700 metres of exploration and development tunnels at estimated capital expenditures of $6.4 million, an increase of 16% in meterage and an increase of 60% in cost mainly due to increased tunnel dimension to allow small scale mechanized equipment access, compared to the expected results in Fiscal 2023; ii) complete and capitalize 30,200 metres of diamond drilling to upgrade and explore mineral resources for future production at an estimated cost of $0.8 million, representing a 37% increase in meterage and a relatively the same cost compared to the results in Fiscal 2023; and iii) spend $0.7 million on equipment and facilities. The total capital expenditures at the GC Mine are budgeted at $7.9 million in Fiscal 2024, down 38% compared to $12.7 million in Fiscal 2023. In addition to the capitalized tunneling and drilling work, the Company also plans to complete and expense 5,300 metres of tunnels and 24,800 metres of underground drilling at the GC Mine, representing decreases of 25% and 43%, respectively, compared to the expected results in Fiscal 2023.

Kuanping Project

The Company plans to carry out studies to complete the environmental assessment report, water and soil protection assessment report, and preliminary safety facilities and mine design report as required for the Kuanping Project in Fiscal 2024. Further updates on the mine construction plan and cost estimates will be provided upon completion of these reports.

Specialized Skill and Knowledge

A majority of aspects of our business require specialized skills and knowledge, certain of which are in high demand and in limited supply. Such skills and knowledge include the areas of permitting, engineering, geology, metallurgy, logistical planning, implementation of exploration programs, mine construction and development, mine operation, as well as legal compliance, finance and accounting. We have highly qualified management personnel and staff, an active recruitment program, and believe that persons having the necessary skills are generally available. We have found that we can locate and retain competent employees and consultants in such fields. We do not anticipate having significant difficulty in recruiting other personnel as needed. Training programs are in place for workers that are recruited locally.

Competitive Conditions

The silver exploration and mining business is a competitive business. We compete with numerous other companies and individuals in the search for and the acquisition of quality properties, mineral claims, permits, concessions and other mineral interests, as well as recruiting and retaining qualified employees.

Business Cycles

The mining business is subject to mineral price and investment climate cycles. The marketability of minerals is also affected by worldwide economic and demand cycles. It is difficult to assess if the current commodity prices are long-term trends, and there is uncertainty as to the recovery, or otherwise, of the world economy. If global economic conditions weaken and commodity prices decline as a consequence, a continuing period of lower prices could significantly affect the economic potential of the Company’s projects.

International Operations

Our principal mining operations and assets are located in China. Our operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties include, but are not limited to, government regulations (or changes to such regulations) with respect to restrictions on production, export controls, income taxes, royalties, excise and other taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, local ownership requirements and land claims of local people, regional and national instability and security, mine safety, and sanctions. The effect of these factors cannot be accurately predicted. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China and 4.4 Risk Factors below.

Economic Dependence

The Company’s business is not substantially dependent on any contract such as a contract to sell a major part of its products or services or to purchase a major part of its requirements for goods, services or raw materials, or on any franchise, license or other agreement to use a patent, formula, trade secret, process or trade name upon which its business depends.

Bankruptcy and Similar Procedures

There is no bankruptcy, receivership or similar proceedings against the Company, nor is the Company aware of any such pending or threatened proceedings. There have not been any voluntary bankruptcy, receivership or similar proceedings by the Company within the three most recently completed financial years or currently proposed for the current financial year.

4.2	Corporate Governance, Safety, Environment and Social Responsibility

The Company’s core objectives are to be safe, efficient, and sustainable, and operate responsibly with the environment and cooperatively with the local communities. The Company strives to build a strong cooperate culture centered around our key values of respect, equality, and responsibility, and aims to deliver social benefits while creating shareholder value.

As a responsible miner, the Company is committed to integrating environmental, social, and governance (“ESG”) factors into our business strategies and generating impactful changes in the communities in which the Company works and lives. Through the integration of ESG factors into our strategic planning, operations, and management, the Company is able to bring about sustainable economic, social, and environmental value to all stakeholders. Details of our ESG performance will be provided in the Company’s Fiscal 2023 Sustainability Report, which is expected to be available in the second quarter of Fiscal 2024.

1.	Corporate Governance

The Corporate Governance Committee of the Board of the Company reviews the Company’s policies on an annual basis, including Anti-Corruption Policy, Code of Ethical Conduct, Claw back Policy, Corporate Disclosure Policy, and Whistleblower Policy, which are then approved by the Board of the Company. All of the Company’s directors and officers were re-certified with all the policies, confirming they are familiar with and acknowledge the contents of the Company’s policies, and committing to fulfill them and to report any violation. The Company also regularly trains its critical employees in anti-corruption practices.

In Fiscal 2023, the Sustainability Committee of the Board of the Company adopted a Community Relations Policy, a Human Rights Protection Policy, an Environmental Protection Policy, and an Occupational Health and Safety Policy, which were then approved by the Board of the Company.

For more information on the Company’s Corporate Governance practices, please review the Company’s Annual Information Form and Management Information Circular available on the Company’s website at www.silvercorp.ca.

2.	Health, Safety and Environment

The Company prioritizes environmental protection, as well as ensuring a safe workplace for all employees and contractors at all of our sites. In an effort to further illustrate the Company’s commitment to strengthening our management team, both the Ying Mining District and GC Mine have successfully passed the annual review for the Environmental Management System (ISO 14001) certification in Fiscal 2023.

Safety is top priority at Silvercorp. In Fiscal 2023, the Company arranged more than 1,700 safety training sessions, which covered 100% of workers at the Ying Mining District and the GC Mine.

In response to associated occupational health risks, the Company further improved its risk identification and management process; both the Ying Mining District and GC Mine have successfully passed the annual review for the Occupational Health and Safety Management System (ISO 45001) certification in Fiscal 2023.

In addition to the “Green Mine” certification at SGX-HZG, TLP-LM, and HPG mines at the Ying Mining District and the GC Mine, the DCG mine at the Ying Mining District is also in the process to apply for the certification of the “Green Mine”. In Fiscal 2023, the Company processed approximately 480,000 tonnes of waste rock from the Ying Mining District. The Company also developed an automated chemical precipitation system to treat water from underground mines, and then through an automated control system to supply the treated water to the mill for ore processing and to local farmer for irrigation.

In Fiscal 2023, the Company spent approximately $2.0 million in the efforts to reduce its energy and water consumption, to minimize the negative impact on of greenhouse gas emissions and water quality, and to comply with the requirements of the “Green Mine” certification.

3.	Social Responsibility and Economic Value

The Company is committed to creating sustainable value in the communities where our people work and live. Guided by research conducted by our local offices, the Company participates in, and contributes to numerous community programs that typically centre on education and health, nutrition, environmental awareness, local infrastructure and fostering additional economic activity. In addition to the taxes and fees paid to various levels of government in China, in Fiscal 2023, the Company also contributed approximately $3.3 million to social programs, including:

●	$2.8 million in contributions to the local county to help improve local infrastructure, environmental protection and help the local community with a clean water access project;

●	$0.2 million donation to the charity association and local communities to promote community health and poverty reduction in the local communities, with an emphasis on children and seniors, with periodic visits and subsidies; and,

●	$0.3 million in donations to institutions in scholarship or education assistance programs to support children’s education at the local and national levels.

4.3	Laws and Regulations Related to Mining and Foreign Investment in China

Currently, all of the Company’s material mineral properties are located in China.

Mineral Resources Law

Exploration for and exploitation of mineral resources in China are governed by the Mineral Resources Law of the People’s Republic of China, which was first enacted in 1986 and has been revised several times since then, most recently in 2009.

The Mineral Resources Law regulates the exploration, development, utilization, and management of mineral resources in China. It defines mineral resources as non-renewable natural resources found on or under the earth’s surface, including metallic minerals, non-metallic minerals, and fossil fuels.

Some key provisions of the Mineral Resources Law include:

●	Ownership of mineral resources: The law states that all mineral resources in China belong to the state, and the state has the right to grant exploration and mining rights to qualified individuals or organizations.

●	Exploration and mining rights: Individuals or organizations must obtain exploration and mining rights from the government before engaging in these activities. These rights are granted by governments through a competitive bidding process, auction or listing, unless in very limited circumstances such as when the projects are related to rare earth and radioactive minerals, or key construction projects approved by the State Council, where mining rights can be granted by written transfer agreement between the government and the applicants.

●	Environmental protection: The law requires mining companies to take measures to protect the environment and minimize the impact of their operations on surrounding ecosystems.

●	Resource conservation: The law also mandates the conservation of mineral resources and requires companies to adopt efficient mining practices.

●	Safety regulations: The law includes provisions related to safety in mining operations, including requirements for safety equipment, training for workers, and regular safety inspections.

●	Financial obligations: Mining companies are required to pay fees and taxes to the government, including exploration fees, mining rights fees, resource taxes, and land use fees.

The Mineral Resources Law provides for equal legal status for domestic enterprises and enterprises with foreign investment, security and transferability of mineral titles and exclusivity of mining rights. Exploration and mining rights grant the right to explore and exploit minerals. The holder of an exploration right has the privileged priority to obtain mining right to the mineral resources within the exploration area, provided the holders meets the conditions and requirements specified in the Mineral Resources Laws.

The Mineral Resources Law is subject to further revision through various notices and guidelines issued by different government agencies to regulate and streamline the administrative approval process and promulgate new laws to improve the regulation of mineral resources. It also places a stronger emphasis on safety and environmental protection within the mining industry.

Environmental Protection Law

The Ministry of Ecology and Environment is responsible for the supervision of environmental protection in, establishment and implementation of national standards for environmental quality and discharge of pollutants for, and supervision of the environmental management system of, the PRC. Environmental protection bureaus at the county level or above are responsible for environmental protection within their jurisdictions.

The Environmental Protection Law of the PRC requires entities that operate production facilities that may cause pollution or produce other toxic materials to take steps to protect the environment and establish an environmental protection and management system. The system includes the adopting of effective measures to prevent and control exhaust gas, sewage, waste residues, dust or other waste materials. Entities discharging pollutants must register with the relevant environmental protection authorities.

The Environmental Protection Law of the PRC and the Administrative Regulations on Environmental Protection for Construction Project stipulate that prior to the construction of new facilities or expansion or transformation of existing facilities that may cause a significant impact on the environment, a report on the environmental impact of the construction project needs to be submitted to the relevant environmental protection authority for approval. Environmental protection facilities shall be designed, constructed and put into use concurrently with the main production facilities. The newly constructed production facilities may not be operated until the relevant authority is satisfied after inspection that accompanied environmental protection facilities are in compliance with all relevant environmental protection standards.

Under the Mineral Resources Law of the PRC, the amended Land Administration Law of the PRC and Regulation on Land Rehabilitation, exploration of mineral resources must be in compliance with the legal requirements on environmental protection so as to prevent environmental pollution. If any damage is caused to cultivated land, grassland or forest as a result of exploration or mining activities, mining enterprises must restore the land to a state appropriate for use by reclamation, re-planting trees or grasses or such other measures as appropriate to the local conditions. Mining enterprises shall submit a rehabilitation plan when applying for construction land or mining rights and shall include land rehabilitation expenses in their production costs or in their gross investment in construction projects. At completion of the rehabilitation stipulated in the plan, the rehabilitation shall pass an acceptance examination conducted by the relevant government authority. If the rehabilitation is not completed or does not comply with the relevant examination requirements, the mining enterprise must pay a fee for land rehabilitation.

Upon closure of a mine, a report in relation to land rehabilitation and environmental protection must be submitted for approval. Enterprises which fail to perform or satisfy the requirements on land rehabilitation may be penalised by the relevant land administration authority.

The Ministry of Ecology and Environmental shall formulate national standards on emission of pollutants in accordance with the national standards on environmental quality, and the State economic and technological conditions. Governments at the provincial level and of the autonomous regions and municipalities may formulate their respective local standards on the discharge of pollutants for items not specified in the national standards. These local governments may formulate local standards which are more stringent than the national ones for items already specified in the national standards. Pursuant to the requirements under the amended Law on Prevention of Water Pollution of the PRC, the amended Law on Prevention of Air Pollution of the PRC, and Law on Environmental Protection Tax of the PRC, Enterprises and producers that directly discharge taxable pollutants into the environment are the taxpayers of environmental protection tax and shall pay environmental protection tax in accordance with the provisions of the Law. Taxpayers who file quarterly returns shall, within fifteen days from the end of the quarter, file tax returns and pay taxes to the tax authorities.

Under the amended Law on Prevention of Environmental Pollution Caused by Solid Waste of the PRC, entities and individuals collecting, storing, transporting, utilising or disposing of solid waste must take precautions against the spread, loss, and leakage of such solid waste or adopt such other measures to prevent such solid waste from polluting the environment.

The penalties for breach of the environmental protection laws vary from warnings, fines, suspending production or operation to other administrative sanctions, depending on the degree of damage or the results of the incidents. The responsible person of the entity may be subject to criminal liabilities for serious breaches resulting in significant damage to private or public property or personal injury or death.

As the environmental protection is under the administration and supervision of authorities that are distinct from the ones issuing the exploration and mining permits, the breach of the relevant environmental protection laws would not entail revocation of the exploration and mining permits directly. However, the environmental protection authorities may seek cooperation from the authorities in charge of the issuance of such permits, which are competent to revoke the exploration and mining permits pursuant to the Mineral Resources Law of the PRC.

Mine Safety Production Law

The PRC government has formulated a relatively comprehensive set of laws and regulations on production safety, including the Law on Production Safety of the PRC, the Law on Mine Safety of the PRC, the Law on Fire Protection of the PRC, the Law on Road Traffic Safety of the PRC, the Law on Special Equipment Safety of the PRC, the Law on Emergency Response of the PRC, the Law on Occupational Disease Prevention and Control of the PRC as well as several regulations, such as the Safety Production License, etc., which pertain to the mining, processing and smelting operation of the mining industry. The Ministry of Emergency Management is responsible for the overall supervision and management of the production safety nationwide while the departments in charge of production safety at the county level or above are responsible for the overall supervision and management of the production safety within their own jurisdictions.

The State implements a licensing system for production safety of mining enterprises. No mining enterprise may engage in production activities without holding a valid production safety certificate. Enterprises which fail to fulfil the production safety conditions are not allowed to carry out any production activity. Mining enterprises which have obtained the production safety certificate may not lower their production safety standards and are subject to the supervision and inspection by the licensing authorities from time to time. If the licensing authorities are of the opinion that the mining enterprises do not fulfil the production safety requirements, the production safety certificate may be withheld or revoked. At the same, the State implements a system of registered safety engineer and mining enterprises should have registered safety engineers engaged in safety production management work.

The State has also formulated a set of national standards on production safety for the mining industry. In general, the mine design must comply with the production safety requirements and industry practice.

A mining enterprise must establish a management body or a designated safety management team to be responsible for production safety matters. Education and training on production safety must be provided to workers to ensure that they fully understand the regulations and the procedures required for production safety and are able to master the necessary skills for operation safety for their own positions. Those who do not receive this education and training are not permitted to work at the mine.

The penalties for breach of production safety laws vary from warnings, fines, suspension of production or operation and other administrative sanctions, depending on the degree of damage and the nature of the incident. The person who is personally responsible for such incident may be subject to demotion or termination of employment, or criminal liability for serious breaches resulting in significant incidents. The State has implemented an accountability system over incidents relating to production safety.

As production safety is under the administration and supervision of authorities that are different from the ones issuing the exploration and mining permits, the breach of the relevant production safety laws would not entail revocation of the exploration and mining permits directly. However, the production safety authorities may seek cooperation from the authorities in charge of the issuance of such permits, which have the authority to revoke the exploration and mining permits according to the Mineral Resources Law of the PRC.

Foreign Investments

Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. According to the 2021 Edition of the Special Administrative Measures for Access of Foreign Investment (“Negative List”) effective January 1, 2022, as long as the mineral resources are not “tungsten, rare earth and radioactive minerals” in the Negative List, foreign investors can engage in the mining activities in China, either directly or indirectly.

On January 1, 2020, the Regulation for Implementing the Foreign Investment Law (“FIL”) came into force in China. FIL and supporting regulations and policies were amended to further open up China and provide foreign-invested enterprises (“FIEs”) “national treatment”. Under FIL, FIEs are treated equal to domestic enterprises in many important aspects, including the reduction of pre-approval and filing procedures. FIL replaces existing laws on foreign investment passed in China between 1979 and 1990, namely the Law on Sino-Foreign Contractual Joint Ventures (“CJV Law”).

Key Impact of FIL on Existing FIEs

i)	Corporate Governance

For existing FIEs, they can retain their corporate structure etc. unchanged for five years starting from the effectiveness of the FIL, i.e., January 1, 2020. Upon the expiration of the five-year transition period (the “Transition Period”), all FIEs are governed by PRC Company Law.

Upon the expiration of the Transition Period, the highest authority will be transferred from the Board of Directors to the shareholders. The decision-making authority specified in the original Articles of Association of the entity will change such that decisions on significant matters are to be made by the shareholders. The shareholders have the right to elect and dismiss directors and have broad decision-making power over a company’s management.

Resolutions on major matters require more than ⅔ of the voting rights of the shareholders. If there is a special agreement on the veto power of the Chinese joint venture party or the FIE in the original Articles of Association of the entity, a supplementary term can be signed to remove or retain such agreement. Under CJV Law, terms of operations were stipulated to be 30 years in a company’s articles of association. Under FIL, this 30-year period can be amended to be a longer term.

The below table shows the key differences on corporate structure and governance under the CJV Law and FIL.

	CJV Law	FIL (PRC Company Law)
Highest authority	Board of Directors or Joint Management Committee	Shareholders
Powers and duties of highest authority	All major decisions, such as amendments to the Articles of Association, increase and decrease of registered capital, merger or spin-off, assets, mortgage and dissolution	More detailed than those under CJV Law
Voting rules for major issues	Unanimous consent of all directors or members of the Joint Management Committee present at the meeting	Favourable votes of shareholders holding ⅔ or more of the voting rights
Number of directors	No less than 3 directors or members of the Joint Management Committee	3-13 directors for a Board or one executive director
Quorum	⅔ or more of all directors or members of the Joint Management Committee	As determined by shareholders
Term of director	No more than 3 years (can be re- elected)	No more than 3 years (can be re- elected)
Legal representative	Chairman of the Board or the director of the Joint Management Committee	Chairman of the Board, executive director or general manager
Foreign investment ratio	Generally, no less than 25%. There are some restrictions applied	No restrictions – unless otherwise specified in the Negative List
Distribution of profits	In proportion to the contribution of the registered capital	In proportion to the paid-in contribution to the registered capital unless otherwise agreed by the shareholders

ii)	Equity Transfer

Under CJV Law, a shareholder needs to obtain consents of all other shareholders if it intends to transfer its shares in the joint venture regardless of whether it is an internal transfer (i.e., transfer to another shareholder if there are more than two shareholders) or it is an external transfer. In contrast, FIL offers more flexible transfer mechanisms – there are no consent requirement if it is an internal transfer. In cases of external transfers, consents of more than half of the other shareholders are required and if any other shareholder refuses the transfer but refuses to buy such shares to be transferred, then such shareholder shall be deemed having agreed with the proposed transfer. The FIL also allows the shareholders to agree on different share transfer mechanisms, which gives more flexibility to shareholders on transfer of shares.

Under FIL, FIEs can participate in government procurement, issue shares, corporate bonds and other forms of financing to the public in accordance with applicable laws. Capital gains within China by FIEs can be freely remitted in RMB or any other foreign currency. In addition to accepting supervision and inspection by applicable regulatory authorities, no organization or individual may illegally restrict the currency, amount, and frequency of remittances.

National Security Review for Foreign Investment and Retaliation against other Jurisdictions Discriminatory Measures

Nevertheless, China has further developed the national security review for foreign investment and established a formal legal basis for retaliation against other jurisdictions’ discriminatory measures. These measures leave great discretion in the hands of the government, and therefore, whether they will constitute a serious obstacle for foreign investors will depend on how they are applied in practice.

Under the FIL, it is reiterated that security review may be conducted for any foreign investment that affects or may affect the national security of China. On December 19, 2020, MOFCOM and NDRC jointly promulgated the Measures for National Security Review of Foreign Investment (“Measures”), taking effect on January 18, 2021. The Measures cover a wide range of industry sectors, from defence and technology involving foreign investment, to critical agricultural production, energy and resources, cultural products and financial services where a foreign investor gains actual control of an investment target. The term “actual control” is defined quite broadly and includes the following situations: if foreign investors own more than 50 percent of the shares; if foreign investors owns less than 50 percent of the shares, but have sufficient voting rights to exert a material influence over the shareholders’ vote and resolutions of the board of directors; or if foreign investors have a significant impact on the target’s business decisions-making, human resources, finance or technologies, etc. Further, foreign investors are subject to national security review not only for investing in new projects or acquiring equity or assets, but also for any other types of investment such as nominal shareholders, trust, multiple-layer investments, lease, control by agreement or offshore transactions. Regarding any transaction falling under the Measures, a foreign investor will have to file a notification with the review task force headed by NDRC and MOFCOM. After their review, the foreign investment may be approved, directly prohibited or granted conditional approval.

On September 19, 2020, MOFCOM initially announced the Provisions on the Unreliable Entity List, aiming to punish firms, organizations or individuals that damage national security. Companies that are on the list could be banned from trade and investing in China and face hefty fines or entry restrictions on their employees. On June 10, 2021, MOFCOM further issued the Rules on Counteracting Unjustified Extra - Territorial Application of Foreign Legislation and Other Measures. A Chinese person or organization that is prohibited or restricted by foreign legislation from engaging in normal economic, trade and related activities with a third State or region or its persons or organizations, must report the situation to the commerce department within 30 days. The commerce department along with other relevant central departments (working mechanism) will then assess a case for its potential violation of international law, impact on China’s sovereignty and national security, and impact on Chinese persons or organizations. After assessment, the working mechanism may confirm that there exists unjustified extra-territorial application of foreign legislation/measures and decide that the State Council shall issue a prohibition order.

4.4	Risk Factors

An investment in the Common Shares of the Company involves a significant degree of risk and ought to be considered a highly speculative investment. The following risk factors, as well as risks not currently known to the Company, could materially adversely affect the Company’s future business, operations and financial condition and could cause them to differ materially from the estimates described in the forward-looking statements and information relating to the Company.

The prices of silver, lead, zinc, and gold fluctuate widely, and a substantial or extended decline in prices could materially and adversely affect our results of operations or financial condition.

The Company’s sales price for silver is fixed against the Shanghai White Platinum & Silver Exchange as quoted at www.ex-silver.com; lead and zinc are fixed against the Shanghai Metals Exchange as quoted at www.shmet.com; and gold is fixed against the Shanghai Gold Exchange as quoted at www.sge.com.cn.

The Company’s revenues, if any, are expected to be in large part derived from the mining and sale of silver, lead, zinc, and gold contained in metal concentrates. The prices of those commodities have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond the Company’s control including international and regional economic and political conditions; emerging risks relating to the spread of COVID-19; expectations of inflation; currency exchange fluctuations; interest rates; global or regional supply and demand for jewelry and industrial products containing silver and other metals; sale of silver and other metals by central banks and other holders, forward selling activities, speculators and producers of silver and other metals; availability and costs of metal substitutes; and increased production due to new mine developments and improved mining and production methods. The effects of these factors on the price of base and precious metals, and therefore the viability of the Company’s exploration projects and mining operations, cannot be accurately predicted and thus the price of base and precious metals may have a significant influence on the market price of the Company’s shares and the value of its projects.

If silver and other metal prices were to decline significantly for an extended period of time, the Company may be unable to continue operations, develop its projects, or fulfil obligations under agreements with the Company’s joint venture partners or under its permits or licenses.

Recent market events and conditions of worldwide securities markets may adversely impact our ability to obtain financing.

Over the past several years market events and conditions, including disruptions in the Canadian, United States and international credit markets and other financial systems, along with the uncertainty of the Canadian, United States and global economic conditions which have been heightened due to risks relating to the spread of COVID-19, and the prior decline in precious metal prices, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company’s ability to fund its working capital and other capital requirements.

Over the past several years, worldwide securities markets, particularly those in the United States and Canada, have experienced a high level of price and volume volatility. Of note, the share prices of natural resource companies have in the past experienced an extraordinary decline in value and in the number of buyers willing to purchase such securities. In addition, significantly higher redemptions by holders of mutual funds have forced many of such funds (including those holding the Company’s securities) to sell such securities with little consideration to the price received.

Therefore, there can be no assurance that significant fluctuations in the trading price of the Company’s Common Shares will not occur, or that such fluctuations will not materially adversely impact the Company’s ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Mineral Reserve and Mineral Resource estimates may not reflect the amount of minerals that may ultimately be extracted.

There is a degree of uncertainty attributable to the estimation of Mineral Resources, Mineral Reserves, mineralization and corresponding grades being mined or dedicated to future production. Until Mineral Resources, Mineral Reserves or mineralization are actually mined and processed, the quantity of metals and grades must be considered as estimates only. The figures for Mineral Reserves and Mineral Resources contained herein are estimates only based on a number of assumptions, any adverse changes to which could require us to lower our Mineral Resource and Mineral Reserve estimates and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves could be mined or processed profitably. Our estimates of economically recoverable reserves are primarily based upon interpretations of geological models, which make various assumptions, such as assumptions with respect to, prices, costs, regulations, and environmental and geological factors. These assumptions have a significant effect on the amounts recognized in our technical reports and our financial statements, and any material difference between these assumptions and actual events may affect the economic viability of our properties or any project undertaken by us. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any reserve or resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Short-term operating factors relating to the Mineral Reserves, such as the need for orderly development of the ore bodies or the processing of new or different ore grades, may cause the mining operation to be unprofitable in any particular accounting period. Valid estimates made at a given time may significantly change when new information becomes available. Any material change in quantity of Mineral Resources, Mineral Reserves, mineralization, or grade may affect the economic viability of the Company’s projects. In addition, there can be no assurance that precious or other metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests or during production, or that the existing known and experienced recoveries will continue.

Mineral Reserve and Mineral Resource estimates may change adversely, and such changes may negatively impact our results of operations or financial conditions.

Unless otherwise indicated, Mineral Resource and Mineral Reserve estimates presented in this AIF and in the Company’s other filings with securities regulatory authorities, press releases and other public statements that may be made from time to time are based upon estimates made by the Company’s personnel and independent geologists/mining engineers. These estimates are imprecise and depend upon geologic interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. The Mineral Resource and Mineral Reserve estimates contained in this AIF have been determined based on assumed future prices, cut-off grades, operating costs and other estimates that may prove to be inaccurate. There can be no assurance that these estimates will be accurate, that Mineral Reserve, Mineral Resource or other mineralization figures will be accurate, or that the mineralization could be mined or processed profitably. The interpretation of drill results, the geology, grade and continuity of the Company’s mineral deposits contains inherent uncertainty. Any material reductions in estimates of mineralization, or of the Company’s ability to extract this mineralization, could have a material adverse effect on its results of operations or financial condition.

The market price of silver, gold, and other metals is subject to fluctuations, which can affect the economic viability of developing our Mineral Reserves for a specific project or lead to a reduction in reserves. There is no guarantee that Mineral Resource estimates will be reclassified as Proven or Probable Reserves or that the mineralization can be mined or processed profitably. Inferred Mineral Resources are highly uncertain in terms of their existence and economic and legal feasibility. Additionally, Mineral Resource estimates may be revised based on actual production experience. The evaluation of reserves and resources is influenced by economic and technological factors that may change over time. If our Mineral Reserve or Mineral Resource figures are decreased in the future, it could have a negative impact on the Company’s cash flows, earnings, operational results, and financial condition.

Mineral exploration activities have a high risk of failure and may never result in finding ore bodies sufficient to develop a producing mine.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Mineral exploration and development involve a high degree of risk and few properties that are explored are ultimately developed into producing mines. There can be no assurance that the Company’s mineral exploration and development programs will result in any discoveries of bodies of commercial mineralization. There can also be no assurance that even if commercial quantities of mineralization are discovered that a mineral property will be brought into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metals prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of the Company. As a result, there can be no assurance that the Company’s exploration and development programs will yield reserves to replace or expand current resources. Unsuccessful exploration or development programs could have a material adverse effect on the Company’s operations and profitability.

Our operations and financial results could be adversely affected by climate change.

There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that may have both favorable and adverse effects on our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.

Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal pressures, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.

The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

Market conditions may adversely affect our results of operations and financial condition.

Many industries, including the mining industry, are impacted by market conditions. Some of the key impacts of the recent financial market turmoil include risks relating to COVID-19, contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metals markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s growth and profitability. Specifically: the volatility of silver, lead, zinc and gold prices may impact the Company’s revenues, profits, losses and cash flow; volatile energy prices, commodity and consumable prices and currency exchange rates would impact the Company’s production costs; and the devaluation and volatility of global stock markets may impact the valuation of the Company’s equity and other securities. These factors could have a material adverse effect on the Company’s financial condition and results of operations.

Actual capital costs, operating costs, production and economic returns may differ significantly from those we have anticipated, and future development activities may not result in profitable mining operations.

There are no assurances if and when a particular mineral property of the Company can enter into production. The amount of future production is based on the estimates prepared by or for the Company. The capital and operating costs to take the Company’s projects into production or maintain or increase production levels may be significantly higher than anticipated. Capital and operating costs of production and economic returns are based on estimates prepared by or for the Company and may differ significantly from their actual values. There can be no assurance that the Company’s actual capital and operating costs will not be higher than currently anticipated. In addition, the construction and development of mines and infrastructure are complex. Resources invested in construction and development may yield outcomes that may differ significantly from those anticipated by the Company.

We may fail to successfully integrate future acquisitions into existing operations.

The Company may make select future acquisitions. If the Company does make acquisitions, any positive effect on the Company’s results will depend on a variety of factors, including, but not limited to: integrating the operations of an acquired business or property in a timely and efficient manner; maintaining the Company’s financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that the Company makes an acquisition outside of markets in which it has previously operated, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place pressure on the Company’s cash reserves if such acquisitions involve cash consideration or if such acquisitions involve share consideration existing shareholders may experience dilution.

The integration of the Company’s existing operations with any acquired business may require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation may require the Company to incur significant costs in connection with, among other things, implementing financial and planning systems. The Company may not be able to integrate the operations of a recently acquired business or restructure the Company’s previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from the Company’s management team, which may detract attention from the Company’s day-to-day operations.

Over the short-term, difficulties associated with integration could have a material adverse effect on the Company’s business, operating results, financial condition and the price of the Company’s Common Shares. In addition, the acquisition of mineral properties may subject the Company to unforeseen liabilities, including environmental liabilities, which could have a material adverse effect on the Company. There can be no assurance that any future acquisitions will be successfully integrated into the Company’s existing operations.

The permits and licenses required for our mining and exploration operations in China may not be granted or renewed.

All Mineral Resources and Mineral Reserves of the Company’s subsidiaries are owned by their respective joint venture entities in China. Mineral exploration and mining activities in China may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses, and other certificates in accordance with the relevant mining laws and regulations. Under the PRC laws and regulations, if there are residual reserves in a property when the mining permit in respect of such property expires, the holder of the expiring mining permit will be entitled to apply for an extension for an additional term. The Company believes that there will be no material substantive obstacle in renewing such permits. Nevertheless, there can be no assurance as to whether the current relevant PRC laws and regulations, as well as the current mining industry policy, will remain unchanged at the time of the extension application of such permits, nor can there be any assurance that the competent authorities will not use their discretion to deny or delay the renewal or the extension of relevant mining permits due to factors outside the Company’s control. Therefore, there can be no assurance that the Company will successfully renew its mining permits on favourable terms, or at all, once such permits expire.

Any failure to obtain or any delay in obtaining or retaining any required governmental approvals, permits or licenses could subject the Company to a variety of administrative penalties or other government actions and adversely impact the Company’s business operations. The relevant state and provincial authorities in China do not allow exploration permit renewal applications to be submitted earlier than 30 days before the permit expiration date and a delay of 2 to 3 months for permit application processing times is not uncommon. The relevant state and provincial authorities in China do not issue formal documentation to guarantee permit renewal while processing renewal applications. If any administrative penalties and other government actions are imposed on or taken against the Company due to the Company’s failure to obtain, or delay in obtaining or retaining, any required governmental approvals, permits or licenses, the Company’s business, financial condition and results of operations could be materially and adversely affected.

No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed.

The title to some of our mineral projects may be uncertain or defective, which put our investment in such properties at risk.

The validity of mining or exploration titles or claims or rights, which constitute most of our property holdings, can be uncertain and may be contested. Our properties may be subject to prior unregistered liens, agreements or transfers, indigenous land claims, or undetected title defects. In some cases, we do not own or hold rights to the mineral concessions we mine. We have not conducted surveys of all the claims in which we hold direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, or that such exploration and mining titles or claims will not be challenged or impugned by third parties.

We may be unable to operate our properties as expected, or to enforce our rights to our properties. Any defects in title to our properties, or the revocation of our rights to mine, could have a material adverse effect on our operations and financial condition.

We operate in countries with developing mining laws, and changes in such laws could materially impact our rights or interests to our properties. We are also subject to expropriation risk, including the risk of expropriation or extinguishment of property rights based on a perceived lack of development or advancement. Expropriation, extinguishment of rights and any other such similar governmental actions would likely have a material adverse effect on our operations and profitability.

In the jurisdictions in which we operate, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands. Accordingly, title holders of mining concessions in many jurisdictions must agree with surface landowners on compensation in respect of mining activities conducted on such land. We do not hold title to all of the surface lands at many of our operations and rely on contracts or other similar rights to conduct surface activities.

Our non-controlling interest shareholders could materially affect our results of operations and financial conditions.

The Company’s interests in various projects may, in certain circumstances, become subject to the risks normally associated with the conduct of non-controlling interest shareholders. The existence or occurrence of one or more of the following events could have a material adverse impact on the Company’s profitability or the viability of its interests held with non-controlling interest shareholders, which could have a material adverse impact on the Company’s business prospects, results of operations and financial conditions: (i) disagreements with non-controlling interest shareholders on how to conduct exploration; (ii) inability of non- controlling interest shareholders to meet their obligations to the applicable entity or third parties; and (iii) disputes or litigation between shareholders regarding budgets, development activities, reporting requirements and other matters.

We may not successfully acquire additional commercially mineable mineral rights.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery of Mineral Reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited.

The Company’s future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish Mineral Reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers a mineral deposit, it will likely take at least several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change.

The Company’s success at completing any acquisitions will depend on a number of factors, including, but not limited to: identifying acquisitions that fit the Company’s business strategy; negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire additional mineral rights.

We may experience difficulty obtaining financing.

The Company has limited financial resources. If more of the Company’s exploration programs are successful in establishing ore of commercial tonnage and grade, additional funds will be required for the development of the ore body and to place it in commercial production. Therefore, the Company’s ability to continue its exploration and development activities, if any, will depend in part on the Company’s ability to obtain suitable financing.

The Company intends to fund its plan of operations from working capital, proceeds of production, external financing, strategic alliances, sale of property interests and other financing alternatives. The sources of external financing that the Company may use for these purposes include project or bank financing, or public or private offerings of equity or debt. One source of future funds presently available to the Company is through the sale of equity capital. There is no assurance this source of financing will continue to be available as required or on suitable terms, or at all. If it is available, future equity financings may result in substantial dilution to shareholders. Another alternative for the financing of further exploration would be the offering by the Company of an interest in the properties to be earned by another party or parties carrying out further exploration or development thereof. There can be no assurance the Company will be able to conclude any such agreements, on favourable terms or at all. The failure to obtain financing could have a material adverse effect on the Company’s growth strategy and results of operations and financial condition.

We operate in a highly competitive industry.

The mining industry in general is intensely competitive and there is no assurance that a ready market will exist for the sale of ore, or concentrate, by the Company. Marketability of natural resources which may be discovered by the Company will be affected by numerous factors beyond the control of the Company, such as market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations including regulations relating to prices, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of such factors cannot be predicted but they may result in the Company not receiving an adequate return on its capital.

The Company may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than the Company. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower. Increased competition could adversely affect the Company’s ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

We rely on third parties, including contract miners, to operate certain of our mines.

We contract with third parties to operate certain of our mines. Under those arrangements, we retain certain contractual rights of oversight over these mines, which are operated under our permits or leases, but we do not control, and our employees do not participate in, the day-to-day operations of these mines. Operational difficulties at these mines, increased competition for contract miners and other factors beyond our control could affect the availability, cost and quality of our operations. If these third parties fail to meet their obligations under those contracts or are otherwise ineffective, it could increase our costs and, therefore, lower our earnings and adversely affect our results of operations.

Our activities in China are subject to additional political, economic and other uncertainties not necessarily present for activities taking place in other jurisdictions.

All the Company’s material mining operations are located in China. These operations are subject to the risks normally associated with conducting business in China, which has different regulatory and legal standards than North America. Some of these risks are more prevalent in countries which are less developed or have emerging economies, including uncertain political and economic environments, as well as risks of civil disturbances or other risks which may limit or disrupt a project, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation, risk of adverse changes in laws or policies, increases in foreign taxation or royalty obligations, license fees, permit fees, delays in obtaining or the inability to obtain necessary governmental permits, limitations on ownership and repatriation of earnings, and foreign exchange controls and currency devaluations.

In addition, the Company may face import and export regulations, including export restrictions, disadvantages of competing against companies from countries that are not subject to similar laws, restrictions on the ability to pay dividends offshore, and risk of loss due to disease and other potential endemic health issues. Although the Company is not currently experiencing any significant or extraordinary problems in China arising from such risks, there can be no assurance that such problems will not arise in the future. The Company currently does not carry political risk insurance coverage.

The Company’s interests in its mineral properties are held through joint venture companies established under and governed by the laws of China. The Company’s joint venture partners in China include state - sector entities and, like other state-sector entities, their actions and priorities may be dictated by government policies instead of purely commercial considerations. Additionally, companies with a foreign ownership component operating in China may be required to work within a framework which is different from that imposed on domestic Chinese companies. The Chinese government currently allows foreign investment in certain mining projects under central government guidelines. There can be no assurance that these guidelines will not change in the future. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China above.

The regulatory environment in China may materially affect our results of operations and financial results.

The Company’s principal operations are located in China and are subject to a range of PRC laws, regulations, policies, standards and requirements in relation to, among other things, mine exploration, development, production, taxation, labour standards, occupational health and safety, waste treatment and environmental protection, and operation management. Any changes to these laws, regulations, policies, standards and requirements or to the interpretation or enforcement thereof may increase the Company’s operating costs and thus adversely affect the Company’s results of operations.

The laws of China differ significantly from those of Canada and all such laws are subject to change. Mining is subject to potential risks and liabilities associated with pollution of the environment and disposal of waste products occurring as a result of mineral exploration and production.

Failure to comply with applicable laws and regulations may result in enforcement actions and may also include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws and regulations.

China’s legislation is undergoing a relatively fast transformation with some old laws superseded by newly enacted laws. New laws and regulations, amendments to existing laws and regulations, administrative interpretation of existing laws and regulations, or more stringent enforcement of existing laws and regulations could create risks or uncertainty for investors in mineral projects or have a material adverse impact on future cash flow, results of operations and the financial condition of the Company. Although the Company seeks to comply with all new PRC laws, regulations, policies, standards and requirements applicable to the mining industry or all changes in existing laws, regulations, policies, standards and requirements, the Company may not be able to comply with them economically or at all. Furthermore, any such new PRC laws, regulations, policies, standards and requirements or any such change in existing laws, regulations, policies, standards and requirements may also constrain the Company’s future expansion plans and adversely affect its profitability.

In addition, China has further strengthened its national security review of foreign investment. The Measures will continue to create an additional layer of uncertainty with respect to foreign investment. Investment plans, timetables, terms and conditions for closing for investment must take into account the timing and contingency of obtaining approval from the national security review process. See Item 4.3 Laws and Regulations Related to Mining and Foreign Investment in China above.

Uncertainties with respect to the Mexican regulatory environment may subject us to material costs, liabilities and obligations and may affect our results of operation and financial condition.

The La Yesca Project is located in Mexico and is subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental matters, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local and indigenous people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses, permits and consents from various governmental authorities and indigenous groups. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company’s income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of Mexico, Canada and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in Mexico and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the La Yesca Project.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company’s mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company’s mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

We are subject to environmental and health and safety laws, regulations and permits that may subject us to material costs, liabilities and obligations.

The Company’s activities are subject to extensive laws and regulations governing environmental protection and employee health and safety, including environmental laws and regulations in China. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species, and reclamation of lands disturbed by mining operations. The Company’s Chinese subsidiaries are required to have been issued environmental permits and safety production permits with various expiration dates. These permits are also subject to annual inspection by government authorities. Failure to pass the annual inspections may result in penalties. No guarantee can be given that the necessary permits will be issued to the Company or, if they are issued, that they will be renewed, or if renewed under reasonable operational and/or financial terms, or in a timely manner, or that the Company will be in a position to comply with all conditions that are imposed. Failure to comply with relevant PRC environmental laws and regulations could materially and adversely affect the Company’s business and results of operations.

Nearly all mining projects require government approval and permits relating to environmental, social, land and water usage, community matters, and other matters.

There are also laws and regulations prescribing reclamation activities on some mining properties. Environmental legislation in many countries, including China, is evolving and the trend has been toward stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company’s intended activities. There can be no assurance that the Company has been or will be at all times in complete compliance with current and future environmental, and health and safety laws, and the status of permits will not materially adversely affect the Company’s business, results of operations or financial condition. Amendments to current PRC laws and regulations governing operations and activities of mining companies or more stringent implementation thereof could have a material adverse impact on the Company and cause increases in capital expenditure, production costs or reductions in levels of production at producing properties or require abandonment or delays in the development of new mining properties. It is possible that future changes in these laws or regulations could have a significant adverse impact on some portion of the Company’s business, causing the Company to re-evaluate those activities at that time. The Company’s compliance with environmental laws and regulations entail uncertain costs.

Our activities and business could be adversely affected by the effects of health epidemics, including the COVID-19 pandemic, in regions where we conduct our business operations.

The Company’s business, operations and financial condition could be materially adversely affected by the outbreak of pandemics or other health crises, such as the outbreak of COVID-19 that was designated as a pandemic by the

World Health Organization (“WHO”) on March 11, 2020. The international response to the spread of COVID-19 has led to significant restrictions on travel, temporary business closures, quarantines, global stock market volatility, and a general reduction in consumer activity. Such public health crises can result in operating, supply chain and project development delays and disruptions, global stock market and financial market volatility, declining trade and market sentiment, reduced movement of people and labour shortages, and travel and shipping disruption and shutdowns, including as a result of government regulation and prevention measures, or a fear of any of the foregoing, all of which could affect commodity prices, interest rates, credit risk and inflation. In addition, the COVID-19 pandemic, and any future emergence and spread of similar pathogens could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of suppliers, contractors and service providers. In December 2022, the Chinese government issued new guideline easing its zero-COVID policies and travel restrictions were lifted.

The Company’s business could be materially adversely affected by the effects of the COVID-19 pandemic. On May 5, 2023, WHO announced that COVID-19 no longer qualifies as a global emergency, and as at the date of this AIF, the global spread of COVID-19 appears to have stabilized. The Company has modified its measures to monitor, combat and manage the impact of COVID-19 at its operations. Due to the potential for new variants of COVID-19, future disruptions to business internationally and related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time.

In Fiscal 2023, the Company modified its preventative control measures. These measures include continuing education and, where appropriate, voluntary vaccination campaigns to avoid illnesses related to COVID-19, COVID-19 variants, and the seasonal flu. Monitoring of worker wellness or fitness for duty continues, in accordance with the recommendations by the Canadian and Chinese Governments health agencies, continues.

There is no guarantee that the Company will not experience disruptions to some of its active mining operations due to COVID-19 restrictions in the future. Any resurgence of COVID-19 or the spread of other public health crises could materially and adversely impact the Company’s business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company’s exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company’s properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely. Any such disruptions could have an adverse effect on the Company’s production, revenue, net income and business.

We are dependent on management and key personnel.

Our Chair and Chief Executive Officer and our operational management team all have extensive experience in the mineral resources industry in China. Most of the non-executive directors also have extensive experience in mining and/or exploration (or as advisors to companies in the field). The Company’s success depends to a significant extent upon its ability to retain, attract and train key management personnel, both in Canada and in China.

The Company depends on the services of several key personnel, including the Chief Executive Officer, Chief Financial Officer, and the China operational management team, the loss of any one of whom could have an adverse effect on the Company’s operations.

The Company’s ability to manage growth effectively will require it to continue to implement and improve management systems and to recruit and train new employees. The Company cannot be assured that it will be successful in attracting and retaining skilled and experienced personnel.

Currency fluctuations may affect our results of operation and financial condition.

The Company reports its financial statements in U.S. dollars. The functional currency of the head office, Canadian subsidiaries and all intermediate holding companies is the Canadian dollar while the functional currency of all Chinese subsidiaries is Chinese Renminbi. The Company is exposed to foreign exchange risk when the Company undertakes transactions and holds assets and liabilities in currencies other than its functional currencies. The fluctuation of the exchange rate between the reporting currency and its functional currencies may materially and adversely affect the Company’s financial position.

Our insurance may not provide adequate coverage in the event of a loss.

The Company’s mining activities are subject to the risks normally inherent in the industry, including but not limited, to environmental hazards, flooding, fire, periodic or seasonal hazardous climate and weather conditions, unexpected rock formations, industrial accidents and metallurgical and other processing problems. These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties; personal injury; environmental damage; delays in mining; increased production costs; monetary losses; and possible legal liability. The Company may become subject to liability which it cannot insure or may elect not to insure due to high premium costs or other reasons. Where considered practical to do so, the Company maintains insurance against risks in the operation of its business in amounts which the Company believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. The Company cannot provide any assurance that such insurance will continue to be available, be available at economically acceptable premiums or be adequate to cover any resulting liability. In some cases, coverage is not available or considered too expensive relative to the perceived risk.

Our operations involve significant risks and hazards inherent to the mining industry.

Mining is inherently dangerous and the Company’s operations are subject to a number of risks and hazards including, without limitation: environmental hazards; discharge of pollutants or hazardous chemicals; industrial accidents; failure of processing and mining equipment; labour disputes; supply problems and delays; encountering unusual or unexpected geologic formations or other geological or grade problems; encountering unanticipated ground or water conditions; cave-ins, pit wall failures, flooding, rock bursts and fire; periodic interruptions due to inclement or hazardous weather conditions; equipment breakdown; other unanticipated difficulties or interruptions in development, construction or production; other acts of God or unfavourable operating conditions; and health and safety risks associated with spread of COVID-19 pandemic, and any future emergence and spread of similar pathogens.

Such risks could result in damage to, or destruction of, mineral properties or processing facilities, personal injury or death, loss of key employees, environmental damage, delays in mining, monetary losses and possible legal liability. Satisfying such liabilities may be very costly and could have a material adverse effect on the Company’s future cash flow, results of operations and financial condition.

Our directors and officers may have conflicts of interest as a result of their relationships with other mining companies that are not affiliated with us.

Conflicts of interest may arise as a result of the directors and officers of the Company also holding positions as directors and/or officers of other companies. Some of those persons who are directors and officers of the Company have and will continue to be engaged in the identification and evaluation of assets and business opportunities and companies on their own behalf and on behalf of other companies, and situations may arise where the directors and officers may be in direct competition with the Company. Conflicts, if any, will be subject to the procedures and remedies under the Business Corporations Act (British Columbia).

If we are unable to implement and maintain effective internal controls over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports.

Management and directors of the Company are responsible for establishing and maintaining an adequate system of internal control over financial reporting and used the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) to evaluate, with the participation of the CEO and CFO, the effectiveness of internal controls. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;

●	providing reasonable assurance that transactions are recorded as necessary for preparation of our consolidated financial statements in accordance with generally accepted accounting principles;

●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

●	providing reasonable assurance that unauthorized acquisition, use or disposition of company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

Based on this evaluation, the Company believes it has a proper internal control and risk management system in place. The Company concluded that its internal control over financial reporting based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by COSO was effective as of March 31, 2023, and provided a reasonable assurance of the reliability of the Company’s financial reporting and preparation of the financial statements.

No matter how well a system of internal control over financial reporting is designed, any system has inherent limitations. Even systems determined to be effective can provide only reasonable assurance of the reliability of financial statement preparation and presentation. Also, controls may become inadequate in the future because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. In addition, as some of the risk management and internal control policies and procedures are relatively new, the Company may need to establish and implement additional policies and procedures to further improve the Company’s systems from time to time. Since the Company’s risk management and internal controls depend on implementation by Company employees, there is a risk that such implementation will involve human errors or mistakes. If the Company fails to implement its policies and procedures in a timely manner or fails to identify risks that affect the Company’s business, the Company’s business, results of operations and financial condition could be materially and adversely affected.

The failure to achieve and maintain the adequacy of our internal control over financial reporting on a timely basis could result in the loss of investor confidence in the reliability of the financial statements, which in turn could harm the business and negatively impact the trading price of shares. In addition, any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could harm the operating results or cause failure in meeting the reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

We may be subject to regulatory investigations, claims and legal proceedings that could materially and adversely impact our business, financial condition or results of operations.

Due to the nature of its business, the Company may be subject to numerous regulatory investigations, claims, lawsuits and other proceedings in the ordinary course of its business. The results of these legal proceedings cannot be predicted with certainty due to the uncertainty inherent in litigation, including the discovery of evidence process, the difficulty of predicting decisions of judges and juries and the possibility that decisions may be reversed on appeal. There can be no assurances that these matters will not have a material adverse effect on the Company’s business.

No assurance can be given with respect to the ultimate outcome of current or future litigation or regulatory proceedings, and the amount of any damages awarded, or penalties assessed in such a proceeding could be substantial. In addition to monetary damages and penalties, the allegations made in connection with the proceedings may have a material adverse effect on the reputation of the Company and may impact its ability to conduct operations in the normal course.

Litigation and regulatory proceedings also require significant resources to be expended by the directors, officers and employees of the Company and as a result, the diversion of such resources could materially affect the ability of the Company to conduct its operations in the normal course of business. Significant fees and expenses may be incurred by the Company in connection with the investigation and defense of litigation and regulatory proceedings. The Company may also be obligated to indemnify certain directors, officers, employees and experts for additional legal and other expenses pursuant to such proceedings, which additional costs may be substantial and could have a negative effect on the Company’s future operating results. The Company may be able to recover certain costs and expenses incurred in connection with such matters from its insurer. However, there can be no assurance regarding when or if the insurer will reimburse the Company for such costs and expenses.

You may not be able to enforce civil liabilities against us, our directors, executive officers or experts.

Investors in the United States or in other jurisdictions outside of Canada may have difficulty bringing actions and enforcing judgments against the Company, its directors, its executive officers and some of the experts named in this AIF based on civil liabilities provisions of the federal securities laws, other laws in the U.S. state(s) in or the equivalent laws of other jurisdictions of residence.

Our investment in New Pacific Metals Corp. is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in New Pacific Metals Corp. (“New Pacific Metals”), a Canadian public company listed on the TSX under the symbol “NUAG” and NYSE American under the symbol “NEWP”. As of March 31, 2023, the Company owned 44,351,616 shares of New Pacific Metals, representing a 28.2% ownership interest. New Pacific Metals is a mining company engaged in exploring and developing mineral properties in Bolivia. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. New Pacific Metals has no revenue from operations and no ongoing mining operations of any kind.

Resource exploration and development is a speculative business and involves a high degree of risk, including, among other things, unprofitable efforts resulting both from the failure to discover mineral deposits and from finding mineral deposits which, though present, are insufficient in size and grade at the then prevailing market conditions to return a profit from production. The marketability of natural resources which may be acquired or discovered by New Pacific Metals will be affected by numerous factors beyond the control of New Pacific. These factors include market fluctuations, the proximity and capacity of natural resource markets, and government regulations, including regulations relating to prices, taxes, royalties, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or the possible loss of principal.

Substantial expenditures are required to establish ore reserves through drilling, metallurgical, and other testing techniques, determine metal content and metallurgical recovery processes to extract metal from the ore, and construct, renovate, or expand mining and processing facilities. No assurance can be given that any level of recovery of ore reserves will be realized or that any identified mineral deposit, even if it is established to contain an estimated resource, will ever qualify as a commercial mineable ore body, which can be legally and economically exploited.

In addition to the high degree of risk associated with investing in exploration and development mining companies, the Company’s investment in New Pacific Metals entails an additional risk by virtue of the fact that its projects are located in Bolivia. There has been a significant level of political and social unrest in Bolivia in recent years resulting from a number of factors, including Bolivia’s history of political and economic instability under a variety of governments and high rate of unemployment. New Pacific Metals’ exploration and development activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry. Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. New Pacific Metals cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect New Pacific Metals’ business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of New Pacific Metals. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on the Company’s operations. Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. New Pacific Metals’ operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. There is no assurance that New Pacific will be successful in obtaining ratification and approval by the Pluractional Legislative Assemble of Bolivia on the mining production contract (“MPC”) it signed with Corporación Minera de Bolivia (COMIBOL) in a timely manner or at all, or that they will be obtained on reasonable terms. New Pacific Metals cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, community relations, or taxation. A change in government positions on these issues could adversely affect the ratification of the MPC and New Pacific Metals’ business.

Exploration and development of, and production from, any deposits at New Pacific Metals’ mineral projects require permits from various government authorities. There can be no assurance that any required permits will be obtained in a timely manner or at all, or on reasonable terms. Delays or failure to obtain, expiry of, or a failure to comply with the terms of such permits could prohibit development of New Pacific Metals’ mineral projects and have a material adverse impact on New Pacific Metals.

While New Pacific Metals believes the contractual relationships and the structures it has in place with private Bolivian companies owned 100% by Bolivian nationals for the Silverstrike Project and the Carangas Project are legally compliant with Bolivian laws related to the Frontier Areas, there is no assurance that the New Pacific Metals Bolivian partner will be successful in obtaining approval of Autoridad Jurisdiccional Adminstrativa Minera (“AJAM”) to convert the exploration licenses to AMCs in the case of Carangas Project, or that even if approved, that such contractual relationship and structure will not be challenged by other Bolivian organizations or communities.

Our investment in Tincorp Metals Inc. (formerly Whitehorse Gold Corp.) is subject to a number of risks and may prove unprofitable.

The Company is a strategic investor in Tincorp Metals Inc. (formerly Whitehorse Gold Corp.)(“Tincorp”), a Canadian public company listed on the TSX-V under the symbol “TIN”. As of March 31, 2023, the Company owned 19,514,286 common shares of Tincorp, representing a 29.3% interest in Tincorp.

Tincorp is a junior exploration company currently in the business of acquiring and exploring mineral properties. Investments in junior mining companies involve volatile share prices, liquidity risk, and may result in possible loss of principal. Tincorp has no revenue from operations and no ongoing mining operations of any kind.

Long-term operation of Tincorp’s business and its profitability are dependent, in part, on the cost and success of its exploration and future development programs. Mineral exploration and development involve a high degree of risk and historically few properties that are explored are ultimately developed into producing mines. There is no assurance that Tincorp’s mineral exploration and future development programs will result in any discoveries, expansions of mineral resources or the definition of mineral reserves. There is also no assurance that, even if commercially viable quantities of mineral resources or mineral reserves are discovered, a mineral property will be brought into commercial production. Development of Tincorp’s mineral properties will only commence if it obtains satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, including the technical skill of the exploration geoscientists involved. The commercial viability of a mineral deposit is also dependent upon a number of factors including: the particular attributes of the deposit such as size, grade and proximity to infrastructure; metal prices; and government regulations including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the control of Tincorp. Unsuccessful exploration or development programs could have a material adverse impact on Tincorp’s operations and profitability.

In addition, Tincorp’s mineral projects are subject to a number of risks that may make it less successful than anticipated, including, without limitation: (a) delays or higher than expected exploration costs; (b) negative technical results and/or technical results that fail to deliver the required returns to render the ongoing development of the Skukum Gold Project economic; (c) delays in receiving environmental permits and/or social license from indigenous groups; (d) delays in receiving permits; (e) delays or higher than expected costs in obtaining the necessary equipment or services to build and operate the Skukum Gold Project; and (f) adverse mining conditions may delay and hamper the ability of Tincorp to produce the expected quantities of minerals.

Tincorp’s operations are subject to government approvals, licences and permits. No guarantee can be given that the necessary government exploration and mining permits and licenses will be issued to Tincorp or, if they are issued, that they will be renewed in an appropriate or timely manner, or that Tincorp will be in a position to comply with all conditions that are imposed. The granting and enforcement of the terms of such approvals, licences and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. To the extent such approvals, licenses or permits are required and not obtained, Tincorp may be curtailed or prohibited from continuing or proceeding with exploration or development of mineral properties.

First Nation interests and rights as well as related consultation issues may impact Tincorp’s ability to pursue exploration, development and mining at its properties. Tincorp intends to communicate and consult with First

Nations communities in order to foster a positive relationship with those groups but there is no assurance that claims or other assertions of rights by First Nation communities or consultation issues will not arise on or with respect to Tincorp’s properties or activities. Such claims and issues could result in significant costs and delays or materially restrict Tincorp’s activities.

Some of Tincorp’s projects are located in Bolivia and, therefore, Tincorp’s current and future mineral exploration and mining activities are exposed to various levels of political economic, and other risks and uncertainties. In recent years, there has been a significant level of political, social and economic instability under a variety of governments and a high rate of unemployment. Tincorp’s exploration activities may be affected by changes in government, political instability, and the nature of various government regulations relating to the mining industry.

Bolivia’s fiscal regime has historically been favourable to the mining industry, but there is a risk that this could change. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulation, or taxation. A change in government positions on these issues could adversely affect Tincorp’s business and/or its holdings, assets, and operations in Bolivia. Any changes in regulations or shifts in political conditions are beyond the control of Tincorp. Moreover, protestors and cooperatives have previously targeted foreign companies in the mining sector, and as a result there is no assurance that future social unrest will not have an adverse impact on Tincorp’s operations.

Labour in Bolivia is customarily unionized and there are risks that labour unrest or wage agreements may impact operations. Tincorp’s operations in Bolivia may also be adversely affected by economic uncertainty characteristic of developing countries. In addition, operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use, and safety factors. Tincorp cannot predict the government’s positions on foreign investment, mining concessions, land tenure, environmental regulations, community relations, taxation or otherwise.

Our information technology systems may be vulnerable to disruption, which could place our systems at risk for data loss, operational failure or compromise of confidential information.

The Company is subject to cybersecurity risks including unauthorized access to privileged information, destroy data or disable, degrade or sabotage our systems, including through the introduction of computer viruses. Although we take steps to secure our configurations and manage our information system, including our computer systems, internet sites, emails and other telecommunications, and financial/geological data, there can be no assurance that measures we take to ensure the integrity of our systems will provide adequate protection, especially because cyberattack techniques used change frequently or are not recognized until successful. The Company has not experienced any material cybersecurity incident in the past, but there can be no assurance that the Company would not experience in the future. If our systems are compromised, do not operate properly or are disable, we could suffer financial loss, disruption of business, loss of geology data which could affect our ability to conduct effective mine planning and accurate mineral resources estimates, loss of financial data which could affect our ability to provide accurate and timely financial reporting.

A continued or worsened slowdown in the financial markets or other economic conditions could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions may adversely affect our growth, profitability and ability to obtain financing. Events in global financial markets in the past several years have had a profound impact on the global economy. Many industries, including the silver and gold mining industry, have been and continue to be impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations, high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market confidence and liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates and tax rates, may adversely affect our growth, profitability and ability to obtain financing. A number of issues related to economic conditions could have a material adverse effect on our business, financial condition and results of operations, including:

●	contraction in credit markets could impact the cost and availability of financing and our overall liquidity;

●	the volatility of silver, gold and other metal prices would impact our revenues, profits, losses and cash flow;

●	recessionary pressures could adversely impact demand for our production;

●	volatile energy, commodity and consumables prices and currency exchange rates could impact our production costs;

●	the devaluation and volatility of global stock markets could impact the valuation of our equity and other securities; and

●	significant disruption to the global economic conditions caused by COVID-19 as discussed above.

ITEM 5 MINERAL PROPERTIES

The Company has interests in mineral properties located in China and Mexico. As at March 31, 2023, these properties were carried on the Company’s consolidated statements of financial position as assets with a book value of approximately $303.4 million. The book value consists of acquisition costs plus cumulative expenditures on properties, net of amortization and impairment charges for which the Company has future development plans.

For the purposes of NI 43-101, the following properties have been determined to be material to the Company as of March 31, 2023: (a) the Ying Mining District, Henan Province, China (the “Ying Property” or “Ying”); and (b) the GC Mine located in Guangdong Province, China.

Except as otherwise disclosed, Guoliang Ma, P. Geo., Manager of Exploration and Resource of the Company, is the Qualified Person for Silvercorp under NI 43-101 who has reviewed and given consent to the scientific and technical information contained in this AIF.

5.1	Ying Mining District, Henan Province, China

Current Technical Report

Except as otherwise stated, the information in this AIF is based on the latest Technical Report titled “NI 43- 101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” (the “Ying 2022 Technical Report”), effective date September 20, 2022, and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) with report date November 3, 2022. AMC has previously prepared Technical Reports on the Ying Property in 2020 (filed 14 October 2020, effective date 31 July 2020); 2017 (filed 24 February 2017, effective date 31

December 2016); 2014 (filed 5 September 2014, effective date 31 December 2013); 2012 (filed 15 June 2012, effective date 1 May 2012); and in 2013 (minor update to 2012 report, filed 6 May 2013, effective date 1 May 2012).

The authors of the Ying 2022 Technical Report are all qualified persons (each, a “QP”) within the meaning of NI 43-101. Six of the seven authors are independent qualified persons.

Portions of the following information are based on the assumptions, qualifications and procedures described in the Ying 2022 Technical Report, which are not fully described herein. The full text of the Ying 2022 Technical Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Project Description, Location and Access

The Ying Property is about 240 km west-southwest of Zhengzhou, the capital city of Henan Province, and 145 km south-west of Luoyang, which is the nearest major city. The nearest small city to the Ying Property area is Luoning, about 56 km by paved roads from Silvercorp’s Ying mill site, which is located to the north of the mining license areas. The project areas have good road access and operate year-round. The area has a continental sub-tropical climate with four distinct seasons.

Ownership

Silvercorp, through its wholly owned subsidiary Victor Mining Ltd, is party to a cooperative joint venture agreement dated 12 April 2004 under which it earned a 77.5% interest in Henan Found Mining Co. Ltd (Henan Found), the Chinese company holding (with other assets) the SGX, HZG, TLP, LMW, and DCG projects. In addition, Silvercorp, through its wholly owned subsidiary Victor Resources Ltd, is party to a cooperative agreement dated 31 March 2006, under which it initially obtained a 60% interest in Henan Huawei Mining Co. Ltd (Henan Huawei), the beneficiary owner of the project in Haopinggou (the HPG Project) and the project in Longmen (the LME Project). Since that time, Silvercorp’s interest in Henan Huawei has increased to 80%.

Mining Licenses

The Ying Property is covered by four major contiguous mining licenses. The total area of the four mining licenses is 68.59 sq km. Table 1 lists their names, license numbers, areas and expiry dates. All Tables are numbered relative to their position in the AIF.

Table 1	Mining Licenses

Area and license name	Mines	Mining license #	Sq km	ML Expiry Date
Yuelianggou Lead-zinc-silver Mine	SGX and HZG	C4100002009093210038549	19.8301	Sept 2024
Haopinggou Lead-zinc-silver-gold Mine	HPG	C4100002016043210141863	6.2257	29 Apr 2028
Tieluping-Longmen Silver-lead Mine	TLP, LME and LMW	C4100002016064210142239	22.7631	26 Feb 2041
Dongcaogou Gold-silver Mine	none	C4100002015064210138848	19.772	15 June 2025
Total			68.59

In addition, mining is only permitted between prescribed elevations as follows:

●	Yuelianggou Mining License – 1,060 m and 0 m elevations

●	Haopinggou Mining–License - 955 m and the 365 m elevations

●	Tieluping-Longmen Mining–License - 1,250 m and the 700 m elevations

●	Doncaogau Mining–License - 1,087 m and the 605 m elevations

Henan Found has engaged an accredited geological team to prepare the reports needed to apply for extensions of the four mining permits to mine the ores below the current permits’ lower limits.

Mining licenses are subject to mining-right usage fees, and applicable Mineral Resource taxes. The renewal of mining licenses and extending of mining depth and boundaries occur in the ordinary course of business as long as Mineral Resources exist, are defined, the required documentation is submitted, and the applicable government resources taxes and fees are paid. The mining licenses give the right to carry out full mining and mineral processing operations in conjunction with safety and environmental certificates. Safety certificates for Silvercorp’s mining activities have been issued by the Department of Safety, Production and Inspection of Henan Province. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province.

Surface rights for mining purposes are not included in the licenses, but Silvercorp has acquired or leased surface rights for mining and milling activities by effecting payment of a fee based on the appraised value of the land or negotiation. Subject to negotiation, some land use compensation fees may also be due to the local farmers if their agricultural land is disturbed by exploratory work.

China has an established Mining Code that defines the mining rights guaranteed by the government of China.

China has a 13% Value Added Tax (VAT) on sales of concentrates and on articles such as materials and supplies. The VAT paid on materials purchased for mining is returned to Silvercorp as an incentive to mine in China. There is no VAT on labour. In addition, Silvercorp also pays a VAT surtax, which amounts to approximately 1.6% of sales, and Mineral Resources tax is currently levied at approximately 3% of sales. The normal income tax rate in China is 25%. In 2020, Henan Found was recognized as a High and New Technology Enterprise (HNTE) and its effective income tax rate was reduced to 15% from 2020 to 2022. The recognition of a HNTE is good for three years, and can be renewed, subject to government approval, in the fourth year.

There are no known or recognized environmental issues that might preclude or inhibit a mining operation in this area. Some major land purchases may be required in the future for mine infrastructure purposes (such as for additional processing plant requirements, waste disposal, offices and accommodations). There are no significant factors and risks that may affect access, title, or the right or ability to perform work on the Ying property that are known at this time.

History

Silver-lead-zinc mineralization in the Ying district has been known and intermittently mined for several hundred years. The first systematic geological prospecting and exploration was initiated in 1956 by the Chinese government. Detailed summaries of the district’s historical activities from 1956 to 2004, when Silvercorp first acquired interests in the area, are described in previous NI 43-101 Technical Reports.

Silvercorp acquired an interest in the SGX Mine Project in 2004. Subsequently, Silvercorp acquired the HZG, HPG, TLP, and LM mines (LME and LMW), and DCG project, all of which were previously held and operated by private Chinese companies.

Geology, Exploration and Mineral Resources

The Ying Property is situated in the 300 km-long west-northwest trending Qinling orogenic belt, a major structural belt formed by the collision of two large continental tectonic plates in Paleozoic time. Rocks along the orogenic belt are severely folded and faulted, offering optimal structural conditions for the emplacement of mineral deposits. Several operating silver-lead-zinc mines, including those in the Ying Property, occur along this belt. The dominant structures in the region are west-northwest trending folds and faults, the faults comprising numerous thrusts with sets of conjugate shear structures trending either north-west or north-east. These shear zones are associated with all the important mineralization in the district.

Mineralization predominantly comprises numerous mesothermal, silver-lead-zinc-rich, quartz-carbonate veins in steeply-dipping, fault-fissure zones which cut Precambrian gneiss and greenstone. The veins thin and thicken abruptly along the structures in classic “pinch-and-swell” fashion with widths varying from a few centimetres up to a few metres. The fault-fissure zones extend for hundreds to a few thousand metres along strike. To date, significant mineralization has been defined or developed in at least 356 discrete vein structures, and many other smaller veins have been found but not, as yet well explored. Included in the number of veins is ten new gold-rich veins which have been a recent exploration target for Silvercorp. The vein systems of the various mine areas in the district are generally similar in mineralogy, with slight differences between some of the separate mine areas and between the different vein systems within each area.

From January 1, 2020, to December 31, 2021, Silvercorp drilled 2,074 underground holes and 669 surface holes, for a total of approximately 492,337 m. Most drill core is NQ-sized (48 millimetres (mm)). Drill core recoveries are influenced by lithology and average 98 – 99%. Core is logged, photographed, and sampled in the core shack on surface. Samples are prepared by cutting the core in half with a diamond saw. One half of the core is marked with sample number and sample boundary and then returned to the core box for archival storage. The other half is placed in a labelled cotton cloth bag with sample number marked on the bag. The bagged sample is then shipped to the laboratory for preparation and assaying. Other than drilling, the mines have been explored primarily from underground workings. The workings follow vein structures along strike, on levels spaced approximately 40 m apart. Channel samples across the structures are collected at 5 m intervals. From January 1, 2020 to December 31, 2021, Silvercorp undertook 93,740 m of tunneling, and collected 45,197 channel samples.

Silvercorp has implemented industry standard practices for sample preparation, security, and analysis. All core and channel sampling is completed by Silvercorp personnel. Samples from NQ drill core are collected following detailed geological logging at secure core processing facilities located at each mine site. Bagged and sealed half core drillhole samples are transported by Silvercorp personnel or courier to one of nine commercial laboratories. Channel sampling is completed by cutting channels into walls or faces of tunnels and cross cuts and collecting composite chip samples. Channel samples are transported by Silvercorp personnel to the Ying site laboratory at the mill complex in Luoning County.

The sample preparation procedures used at the various laboratories (nine used since January 2020), incorporate sample drying to between 60°Celsius (C) and 105°C, crushing to at least 3 mm, subsampling via splitter or mat and scoop, and then pulverizing to 74 µm (micron). Analytical procedures for Ag, Pb, and Zn typically include a two or four acid digest of between 0.1 gram (g) and 1 g pulp followed by AAS or ICP with various instrumental finishes. Fire assay is used for gold analysis, and silver overlimit analysis.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures which monitor accuracy, precision and sample contamination during sampling, preparation, and analytical processes through the inclusion of certified reference materials (CRM), coarse blanks, and field duplicates with sample batches. Umpire sampling has been completed by several independent laboratories. The QA/QC program for January 1, 2020 to December 31, 2021 included 4,860 CRMs, 4,852 coarse blanks, 5,210 quarter core field duplicates, and 252 umpire samples with 210,235 drillhole samples. A further 898 CRMs, 904 coarse blanks, 905 field duplicates, and 1,140 umpire samples were submitted with the 22,075 channel samples. Insertion rates for the various types were between 1.9% and 3.0%.

Silvercorp’s present protocols employed at the Ying Property do not encompass all aspects of a comprehensive QA/QC program, do not include optimal rates of insertion, and have not included rigorous monitoring of results in real time. Despite these issues, a review by the QP shows that there are no material accuracy, precision, or systematic contamination errors within the Ying sample database. The QP considers the Ying sample database to be acceptable for Mineral Resource estimation.

Data verification was completed by the QPs, and while some minor issues were found, the QPs do not consider the issues noted to have a material impact on Mineral Resource estimates. The QPs consider the data to be acceptable for Mineral Resource estimation.

The Mineral Resource estimates for the SGX, HZG, HPG, TLP, LME, LMW, and DCG deposits at the Ying Property were prepared by Mr. Shoupu Xiang, Resource Geologist of Silvercorp, Beijing. Grade estimation was completed for a total of 356 veins using a block modelling approach using the inverse distance squared (ID2) interpolation method in Micromine software. The interpretation and construction of mineralization wireframes was completed by digitizing vein strings in cross section, and then linking strings to create three-dimensional (3D) wireframes. Mineralization interpretations were constructed primarily based on silver, lead, zinc, and where relevant, gold grades, but also incorporated mapping data from underground workings and logging from drill core. Mineralized veins at the SGX, HPG, and HZG mines were modelled using a nominal threshold of 140 grams per tonne (g/t) silver equivalent (“AgEq”). Mineralized veins at the TLP, LMW, LME, and DCG mines were modelled using a nominal threshold of 120 g/t AgEq. A composite interval of 0.4 m was selected for all mines based on the predominant sample length. Appropriate top capping was used where required which was different for each vein. Grade estimates were completed for Ag and Pb in all deposits, Zn in several deposits, and Au within select veins at select deposits.

Grade estimates have been reviewed by independent QPs Mr. Rod Webster, MAIG, Mr. Simeon Robinson, P.Geo., MAIG, and Dr. Genoa Vartell, P.Geo. of AMC. Mr. Webster takes responsibility for the SGX, HPG, HZG LMW, and DCG estimates. Mr. Robinson takes responsibility for the TLP estimate. Dr. Vartell takes responsibility for the LME estimate.

The Mineral Resources include material (approximately 25% of the total Mineral Resources based on AqEq metal) below the lower elevation limit of Silvercorp’s current mining licenses. However, because of the nature of Chinese regulations governing applications for new or extended mining licenses, the QPs for the Mineral Resource estimation are satisfied that there is no material risk associated with the granting of approval to Silvercorp to extend the lower depth limit of its licenses and to develop these Mineral Resources as and when required.

Mineral Resources by mine for the Ying Property as of December 31, 2021 are presented in Table 1.1. These estimates incorporate Ag and Pb in all deposits, Zn in select deposits, and Au within select veins at select deposits. Mineral Resources are reported above a cut-off grade (“COG”) based on in-situ values in AgEq terms in g/t. COGs incorporate mining, processing, and general and administrative costs which were provided by Silvercorp for each mine and reviewed by the QP for Mineral Reserves. The AgEq formula and COG applied to each mine are noted in the footnotes of Table 1.1.

Table 1.1	Ying Mineral Resources as of 31 December 2021

Mine	Resource category	Tonnes (Mt)	Au grade (g/t)	Ag grade (g/t)	Pb grade (%)	Zn grade (%)	Au metal (koz)	Ag metal (Moz)	Pb metal (kt)	Zn metal (kt)
SGX	Measured	3.51	0.05	290	5.56	2.75	5.48	32.81	195.38	96.62
	Indicated	3.13	0.01	247	4.67	2.17	0.57	24.86	146.14	68.04
	Meas + Ind	6.64	0.03	270	5.14	2.48	6.05	57.66	341.52	164.66
	Inferred	3.98	0.01	232	4.63	1.93	0.70	29.75	184.30	76.79
HZG	Measured	0.51	-	372	1.20	-	-	6.15	6.18	-
	Indicated	0.51	-	358	0.91	-	-	5.91	4.68	-
	Meas + Ind	1.03	-	365	1.06	-	-	12.06	10.86	-
	Inferred	0.55	-	326	0.83	-	-	5.75	4.55	-
HPG	Measured	0.77	1.37	94	3.87	1.40	33.91	2.31	29.73	10.72
	Indicated	0.92	1.60	68	3.17	1.22	47.36	2.01	29.22	11.26
	Meas + Ind	1.69	1.50	80	3.49	1.30	81.27	4.32	58.95	21.98
	Inferred	1.45	2.61	91	3.43	1.20	121.87	4.26	49.78	17.43
TLP	Measured	2.45	-	221	3.43	-	-	17.41	83.93	-
	Indicated	2.01	-	189	3.08	-	-	12.16	61.84	-
	Meas + Ind	4.46	-	206	3.27	-	-	29.58	145.77	-
	Inferred	3.76	-	180	2.86	-	-	21.78	107.46	-
LME	Measured	0.45	0.10	357	1.73	0.35	1.45	5.11	7.71	1.54
	Indicated	1.02	0.22	315	1.67	0.42	7.17	10.35	17.06	4.30
	Meas + Ind	1.47	0.18	327	1.69	0.40	8.62	15.46	24.77	5.85
	Inferred	1.49	0.65	221	1.45	0.41	30.86	10.55	21.58	6.03
LMW	Measured	0.94	0.21	325	2.63	-	6.45	9.78	24.65	-
	Indicated	2.16	0.36	232	2.04	-	24.84	16.12	43.91	-
	Meas + Ind	3.09	0.31	260	2.22	-	31.28	25.90	68.56	-
	Inferred	1.51	0.07	235	2.36	-	3.63	11.39	35.52	-
DCG	Measured	0.15	2.57	75	1.19	0.30	12.67	0.37	1.82	0.46
	Indicated	0.20	3.33	101	2.26	0.20	21.50	0.65	4.54	0.39
	Meas + Ind	0.35	3.00	90	1.80	0.24	34.17	1.02	6.36	0.85
	Inferred	0.32	1.44	98	2.70	0.21	14.77	1.00	8.58	0.67
All	Measured	8.78	0.21	262	3.98	1.25	59.96	73.94	349.40	109.34
	Indicated	9.95	0.32	225	3.09	0.84	101.44	72.06	307.39	83.99
	Meas + Ind	18.73	0.27	242	3.51	1.03	161.40	146.01	656.79	193.34
	Inferred	13.05	0.41	201	3.15	0.77	171.83	84.46	411.77	100.92

Notes:

●	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

●	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

●	Exchange rate: RMB 6.50 : US$1.00.

●	Mineral Resource reported 5 m below surface.

●	Veins factored to minimum extraction width of 0.4 m after estimation.

●	Cut-off grades: SGX 170 g/t AgEq; HZG 170 g/t AgEq; HPG 180 g/t AgEq; TLP 155 g/t AgEq; LME 180 g/t AgEq; LMW 160 g/t AgEq; DCG 155 g/t AgEq.

●	AgEq equivalent formulas by mine:

o	SGX = Ag g/t+37.79*Pb%+20.76*Zn%.

o	HZG = Ag g/t+36.31*Pb%.

o	HPG = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.

o	TLP = Ag g/t+36.65*Pb%.

o	LME = Ag g/t+35.84*Pb%+10.44*Zn%.

o	LMW = Ag g/t+36.88*Pb%.

o	DCG = Ag g/t+36.84*Pb%+24.73*Zn%.

●	AgEq formulas used for significant gold bearing veins:

o	SGX (Veins S16W_Au, S18E and S74) = Ag g/t+66.25*Au g/t+37.79*Pb%+20.76*Zn%.

o	LME (Vein LM4E2) = Ag g/t+66.70*Au g/t+35.84*Pb%+10.44*Zn%.

o	LMW (Veins LM22, LM26, LM50 and LM51) = Ag g/t+65.78*Au g/t+36.88*Pb%.

o	DCG (Veins C9, C76) = Ag g/t+69.41*Au g/t+36.84*Pb%+24.73*Zn%.

●	Exclusive of mine production to 31 December 2021.

●	Numbers may not compute exactly due to rounding.

Comparison of Mineral Resources, December 31, 2019, and December 31, 2021.

A comparison of Mineral Resource estimates between 31 December 2019, and 31 December 2021, indicates the following:

●	Measured and Indicated tonnes have decreased by 7% overall. The Inferred tonnes have decreased by 30%.

●	Measured and Indicated grades have increased for gold and silver by 79% and 4% respectively. Measured and Indicated grades have decreased for lead by 4% and zinc by 10%.

●	Inferred grades increased for all metals: gold by 14%, silver by 9%, lead by 4%, and zinc by 13%.

●	The net result in the Measured and Indicated categories has been an increase in the contained gold of 64% and decreases in the contained silver, lead, and zinc of 3%, 10%, and 16% respectively.

●	The net result in the Inferred category has been a decrease in the contained gold, silver, lead, and zinc of 20%, 23%, 27%, and 20% respectively.

Reasons for the differences in grade, tonnes, and contained metal include conversion to higher categories arising from drilling and level development, generally higher cut-off grades due to inflation, and depletion due to mining.

Mining and Mineral Reserves

The Mineral Reserve estimates for the Ying Property were prepared by Silvercorp under the guidance of independent QP Mr. H.A. Smith, P.Eng., who takes responsibility for those estimates. Table 1.2 summarizes the Mineral Reserve estimates for each mine and for the entire Ying operation. 46.9% of the Mineral Reserve tonnage is categorized as Proven and 53.1% is categorized as Probable.

Table 1.2	Ying Mineral Reserve estimates for 31 December 2021

Mine	Category	Mt	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)	Metal contained in Mineral Reserves
							Au (koz)	Ag (Moz)	Pb (kt)	Zn (kt)
SGX	Proven	2.62	0.05	267	5.12	2.46	4.0	22.53	134.1	64.5
	Probable	2.61	0.00	230	4.41	1.90	0.3	19.33	115.2	49.7
Total Proven & Probable		5.23	0.03	249	4.76	2.18	4.2	41.86	249.3	114.2
HZG	Proven	0.37	-	350	1.08	-	-	4.17	4.0	-
	Probable	0.36	-	347	0.77	-	-	4.06	2.8	-
Total Proven & Probable		0.73	-	348	0.93	-	-	8.23	6.8	-
HPG	Proven	0.35	1.41	89	3.38	1.39	15.8	1.00	11.7	4.8
	Probable	0.44	1.80	59	2.76	1.04	25.7	0.85	12.2	4.6
Total Proven & Probable		0.79	1.63	73	3.03	1.19	41.5	1.85	24.0	9.4
TLP	Proven	1.55	-	219	3.15	-	-	10.94	49.0	-
	Probable	1.02	-	204	2.91	-	-	6.70	29.7	-
Total Proven & Probable		2.58	-	213	3.05	-	-	17.64	78.7	-
LME	Proven	0.23	0.16	349	1.59	0.32	1.2	2.62	3.7	0.7
	Probable	0.68	0.30	316	1.62	0.40	6.6	6.91	11.0	2.7
Total Proven & Probable		0.91	0.27	325	1.61	0.38	7.9	9.53	14.7	3.4
LMW	Proven	0.57	0.33	321	2.27	-	6.0	5.86	12.9	-
	Probable	1.29	0.55	242	1.87	-	23.0	10.06	24.1	-
Total Proven & Probable		1.86	0.48	266	1.99	-	28.9	15.92	37.0	-
DCG	Proven	0.09	2.41	73	1.38	0.28	6.8	0.20	1.2	0.2
	Probable	0.13	3.84	104	1.87	0.15	15.4	0.42	2.3	0.2
Total Proven & Probable		0.21	3.25	91	1.67	0.20	22.2	0.62	3.5	0.4
Ying Mines	Proven	5.78	0.18	255	3.75	1.22	33.8	47.32	216.6	70.3
	Probable	6.54	0.34	230	3.02	0.87	70.9	48.32	197.5	57.2
Total Proven & Probable		12.32	0.26	241	3.36	1.03	104.7	95.65	414.1	127.5

Notes to Mineral Reserve Statement:

●	Cut off grades (AgEq g/t): SGX – 235 Resuing, 195 Shrinkage; HZG – 245 Resuing, 195 Shrinkage; HPG – 260 Resuing, 200 Shrinkage; TLP – 225 Resuing, 190 Shrinkage; LME – 265 Resuing, 225 Shrinkage; LMW – 245 Resuing, 200 Shrinkage; DCG-225 Resuing, 190 Shrinkage.

●	Stope Marginal cut off grades (AgEq g/t): SGX – 210 Resuing, 170 Shrinkage; HZG – 210 Resuing, 160 Shrinkage; HPG – 235 Resuing, 175 Shrinkage; TLP – 205 Resuing, 170 Shrinkage; LME – 210 Resuing, 170 Shrinkage; LMW – 205 Resuing, 160 Shrinkage; DCG – 205 Resuing, 170 Shrinkage.

●	Development Ore cut off grades (AgEq g/t): SGX – 130; HZG – 125; HPG – 150; TLP – 125; LME – 125; LMW – 125; DCG – 125.

●	Unplanned dilution (zero grade) assumed as 0.05m on each wall of a resuing stope and 0.10m on each wall of a shrinkage stope.

●	Mining recovery factors assumed as 95% for resuing and 92% for shrinkage.

●	Metal prices: gold US$1,450/troy oz, silver US$18.60/troy oz, lead US$0.95/lb, zinc US$1.10/lb.

●	Processing recovery factors: SGX 91.5% Au, 95.9% Ag, 97.6% Pb, 60.0% Zn; HZG 96.8% Ag, 94.7% Pb; HPG 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn; TLP 92.9% Ag, 91.7% Pb; LME 91.5% Au, 95.2% Ag, 92.0% Pb, 30.0% Zn; LMW 91.5% Au, 96.5% Ag, 95.9% Pb; DCG 91.5% Au, 91.5% Ag, 90.8% Pb, 68.3% Zn.

●	Payables: Au 81%; Ag 91.0%; Pb 96.4%; Zn 74.4%.

●	Exclusive of mine production to 31 December 2021.

●	Exchange rate assumed is RMB 6.50 : US$1.00.

●	Numbers may not compute exactly due to rounding.

The Mineral Reserve estimation assumes that current predominant stoping practices will continue to be employed at the Ying property, namely cut and fill resuing and shrinkage stoping for most veins, using hand-held drills (jacklegs)

and hand-mucking within stopes, and loading to mine cars by rocker-shovel or by hand. The largely sub-vertical veins, generally competent ground, reasonably regular vein width, and hand-mining techniques using short rounds, allows a significant degree of selectivity and control in the stoping process. Minimum mining widths of 0.5 m for resuing and 1.0 m for shrinkage are assumed. The QP has observed the resuing and shrinkage mining methods at the Ying property and considers the minimum extraction and mining width assumptions to be reasonable.

Minimum dilution assumptions are 0.10 m of total overbreak for a resuing cut and 0.2 m of total overbreak for a shrinkage stope.

For a small number of veins with relatively low-angle dip – generally veins with significant gold content – room and pillar stoping with slushers is now also used at the Ying Property.

For the total tonnage estimated as Ying Mineral Reserves, approximately 62% is associated with resuing-type methods and approximately 38% with shrinkage.

The sensitivity of the Ying Mineral Reserves to variation in COG has been tested by applying a 20% increase in COG to Mineral Reserves at each of the Ying mines. The lowest sensitivities are seen at SGX and DCG with, for the entire Ying Mining District, an approximate 10% reduction in AgEq ounces for a 20% COG increase, demonstrating relatively low overall COG sensitivity.

Total Ying Mineral Reserve tonnes are approximately 66% of Mineral Resource (Measured plus Indicated) tonnes. Gold, silver, lead, and zinc Mineral Reserve grades are 99%, 100%, 96%, and 100% respectively of the corresponding Measured plus Indicated Mineral Resource grades. Metal conversion percentages for gold, silver, lead, and zinc are 65%, 66%, 63%, and 66% respectively.

Underground access to each of the mines in the steeply sloped, mountainous district is via adits at various elevations, inclined haulageways, shaft / internal shafts (winzes), and declines (ramps).

The mines are developed using trackless equipment – 20 tonne (t) trucks and single-boom jumbos; small, conventional tracked equipment – electric / diesel locomotives, rail cars, electric rocker shovels; and pneumatic hand-held drills.

The global extraction sequence is top-down between levels, and generally outwards from the central shaft or main access location. The stope extraction sequence is bottom-up, with shrinkage and resuing being the main mining methods. Jacklegs are used in stope blast drilling. In-stope ore handling is by hand-carting / hand-shoveling to specially manufactured steel-lined ore passes for resuing stopes, and by gravity to draw points for shrinkage stopes. Production mucking uses mostly hand shovels or, occasionally, rocker shovels, with rail cars and battery-powered or diesel locomotives transporting ore to the main shaft, inclined haulageway, or main loading points in declines. Part of the TLP, SGX, LME, LMW, HZG, HPG, and DCG mines still use small tricycle trucks with a payload of up to three tonnes each for hauling ore to the surface. Mine trucks are used in all the ramp areas for hauling ore and waste to the surface. Excluding the ramp and tricycle areas, other mine sections use rail cars for hauling ore and waste to the surface. Some hand picking of high-grade ore and of waste may be carried out on surface at either ore pile or sorting belt, with transport to the centralized processing plants being via 30 t and 45 t trucks.

Reconciliation

Table 1.3 summarizes the Silvercorp reconciliation between Mineral Reserve estimates in areas mined and production as mill feed for the Ying mines from 1 January 2020 to 31 December 2021.

Table 1.3	Mineral Reserve to production reconciliation: January 2020 – December 2021

	Mine	Ore (kt)	Grade			Metal
			Ag (g/t)	Pb (%)	Zn (%)	Ag (koz)	Pb (kt)	Zn (kt)
Reserve (Proven + Probable)	SGX	424	306	5.37	2.50	4,173	23	11
	HZG	96	349	1.06	0.43	1,070	1	0
	HPG	83	91	4.65	1.31	243	4	1
	LME	120	507	1.94	0.50	1,996	2	1
	LMW	110	335	2.68	0.38	1,171	3	0
	TLP	225	234	2.98	0.33	1,688	7	1
	Total	1,059	304	3.74	1.31	10,341	40	14
Reconciled Mine Production	SGX	483	338	6.35	1.75	5,251	31	8
	HZG	96	373	1.67	-	1,150	2	-
	HPG	120	111	3.24	1.15	4.28	4	1
	LME	84	323	1.73	0.34	874	1	0
	LMW	129	317	2.86	0.02	1,315	4	0
	TLP	358	223	3.31	-	2,568	12	-
	Total	1,270	283	4.19	0.8	11,584	53	10
Mine Production as % of Reserves	SGX	114%	110%	118%	70%	126%	133%	77%
	HZG	100%	107%	158%	0%	107%	160%	-
	HPG	144%	122%	70%	88%	176%	97%	138%
	LME	70%	64%	89%	68%	44%	73%	29%
	LMW	117%	95%	107%	5%	112%	123%	-
	TLP	159%	95%	111%	0%	152%	169%	0%
	Total	120%	93%	112%	61%	112%	133%	72%

Notes:

●	Assumes 2.5% moisture in wet ore.

●	Numbers may not compute exactly due to rounding.

The QP makes the following observations relative to the data in Table 1.3:

●	Overall, the mine produced 20% more tonnes at a 7% lower silver grade, a 12% higher lead grade, and a 39% lower zinc grade; for 12% more contained silver, 33% more contained lead, and 28% less contained zinc relative to Mineral Reserve estimates. The significantly lower zinc grade and zinc metal contained may be attributed to some processing recovery uncertainty affecting reconciled values. The QP notes that, to date, zinc has only a small effect on revenue.

●	In terms of mined silver, SGX, HZG, and HPG were above reserve grades, while LMW and TLP were slightly below and LME was significantly below. Mined lead grades were significantly above reserve values for HZG, and also above for SGX, TLP, and LMW; the LME mined lead grade was significantly below, the LME value less so.

●	All mined zinc grades were below reserve grades, with SGX being the only significant contributor in terms of metal produced. HPG is indicated as making a small zinc contribution, but with production from the other mines close to zero.

●	Factors that may have contributed to results variability include:

o	Over- and / or under-estimation of Mineral Resource / Reserve tonnes and grades at individual sites.

o	Variable or adverse ground conditions.

o	Dilution.

o	Use of shrinkage stoping in very narrow and / or discontinuous veins.

o	Mining of lower grade, but still economic, material outside of the vein proper.

o	Misattribution of feed source to the mill.

o	Mill process control issues.

o	Mill focus issues in terms of metal prioritization.

Silvercorp has placed a high level of focus on dilution control in recent years and has revised its stockpiling and record keeping procedures and implemented a work quality checklist management enhancement program. The QP has previously endorsed these actions and continues to do so.

Comparison of Mineral Reserves, 31 December 2019 to 31 December 2021

A comparison of Mineral Reserve estimates between end-2019 (from the technical report titled “NI 43- 101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” (the “2020 Ying Report”) effective date July 31, 2020) and end-2021 (from the Ying Report) indicates the following (the 2021 Mineral Reserves do not include ore mined since end-2019):

●	3% increase in total (Proven + Probable) Ying Mineral Reserve tonnes.

●	Increase in total Ying Mineral Reserve gold grade of 104% and decrease in silver, lead, and zinc grades of 6%, 12%, and 26% respectively.

●	Increase in total Ying Mineral Reserve metal content for gold of 110%, and decrease in silver, lead, and zinc metals of 3%, 9%, and 24% respectively.

●	SGX continues to be the leading contributor to the total Ying Mineral Reserves, accounting for 42% of tonnes, 44% of silver, 60% of lead, and 90% of zinc, compared to respective values of 43%, 47%, 62%, and 79% in the 2020 Ying Report.

●	Increases in Mineral Reserve tonnes at SGX, HZG, TLP, and LMW of 1%, 19%, 10%, and 38% respectively, with DCG also reporting Mineral Reserves for the first time.

●	Decreases in Mineral Reserve tonnes at HPG and LME of 36% and 27% respectively.

Life-of-Mine Plan

Table 1.4 is a summary of the projected life-of-mine (“LOM”) production for each of the Ying mines and for the entire operation based on the 31 December 2021 Mineral Reserve estimates.

Table 1.4	Ying Mines LOM production plan

	2022Q4	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035	2036	2037	Total
SGX
Ore (kt)	50	273	279	279	356	364	381	374	378	370	381	377	378	380	379	231	5,229
Au (g/t)	0.00	0.00	0.01	0.03	0.01	0.03	0.03	0.05	0.03	0.02	0.00	0.00	0.07	0.03	0.04	0.01	0.03
Ag (g/t)	340	331	328	309	295	280	282	256	238	226	234	226	200	189	185	179	249
Pb (%)	6.62	6.14	5.61	5.57	4.90	4.41	4.70	4.82	4.92	4.80	4.38	4.45	4.24	4.16	4.03	4.93	4.76
Zn (%)	2.09	2.35	2.23	2.47	2.40	2.12	2.29	2.17	2.40	2.02	1.86	2.11	1.97	2.26	2.06	2.23	2.18
AgEq (g/t)	633	612	587	573	531	492	510	486	475	450	439	438	406	395	382	412	476
HZG
Ore (kt)	15	57	66	70	70	70	70	69	70	70	68	40	-	-	-	-	735
Au (g/t)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t)	347	344	345	347	354	349	360	355	351	355	339	320	-	-	-	-	348
Pb (%)	0.82	1.17	1.19	1.13	0.91	1.06	0.76	0.87	0.95	0.73	0.74	0.62	-	-	-	-	0.93
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	376	386	388	389	387	387	387	386	385	382	366	342	-	-	-	-	382
HPG
Ore (kt)	10	66	72	77	78	78	77	77	70	66	63	58	-	-	-	-	791
Au (g/t)	1.09	1.31	2.72	2.94	1.71	1.54	1.68	1.01	1.03	0.94	1.58	1.31	-	-	-	-	1.63
Ag (g/t)	154	124	74	74	87	84	74	40	75	59	36	54	-	-	-	-	73
Pb (%)	3.18	3.34	2.26	2.15	3.23	3.83	2.99	4.95	3.23	2.85	1.92	2.04	-	-	-	-	3.03
Zn (%)	1.92	1.53	1.04	0.59	1.37	1.14	1.35	0.69	0.91	1.87	1.53	1.14	-	-	-	-	1.19
AgEq (g/t)	394	376	371	372	359	360	334	309	288	276	254	248	-	-	-	-	326
TLP
Ore (kt)	79	215	205	220	220	231	210	207	207	211	214	210	147	-	-	-	2,575
Au (g/t)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	0.00
Ag (g/t)	214	222	208	217	240	237	235	222	217	208	189	171	177	-	-	-	213
Pb (%)	2.80	3.07	2.98	3.11	2.87	2.95	3.02	2.89	2.94	2.83	3.07	3.82	3.26	-	-	-	3.05
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	317	334	317	331	346	345	345	328	325	312	301	311	297	-	-	-	325
LM East
Ore (kt)	12	51	52	52	64	73	81	80	82	75	78	73	77	63	-	-	913
Au (g/t)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.05	0.19	0.20	0.20	0.12	0.96	1.77	-	-	0.27
Ag (g/t)	325	321	331	327	365	414	351	360	311	341	348	325	236	175	-	-	325
Pb (%)	1.41	1.34	2.39	1.56	1.56	1.38	1.54	1.89	2.08	1.56	1.44	1.91	1.44	0.91	-	-	1.61
Zn (%)	0.34	0.30	0.27	0.23	0.34	0.37	0.37	0.42	0.46	0.37	0.35	0.50	0.51	0.28	-	-	0.38
AgEq (g/t)	379	371	420	386	425	467	410	435	403	414	416	407	357	329	-	-	404
LM West
Ore (kt)	11	100	103	110	128	127	136	128	135	132	133	127	129	130	119	112	1,861
Au (g/t)	0.13	0.48	0.57	0.69	0.40	0.16	0.24	0.16	0.55	0.60	0.70	0.24	0.25	0.61	1.03	0.66	0.48
Ag (g/t)	313	316	313	319	285	300	280	270	283	252	254	245	249	242	192	201	266
Pb (%)	2.25	2.02	2.25	1.90	2.20	1.84	1.94	2.20	1.55	2.28	2.04	2.39	1.81	1.73	1.72	2.08	1.99
Zn (%)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
AgEq (g/t)	403	420	431	434	391	376	365	360	375	369	364	343	331	340	323	311	368
DCG
Ore (kt)	2	22	24	24	23	23	21	22	17	17	18	-	-	-	-	-	213

Au (g/t)	1.12	3.58	2.89	3.20	4.34	4.17	3.27	2.57	2.41	3.04	2.92	-	-	-	-	-	3.25
Ag (g/t)	153	114	137	87	105	95	115	73	51	47	46	-	-	-	-	-	91
Pb (%)	1.78	1.17	2.51	3.50	1.25	0.82	1.33	2.18	2.16	0.58	0.64	-	-	-	-	-	1.67
Zn (%)	0.35	0.20	0.20	0.19	0.11	0.11	0.35	0.17	0.16	0.23	0.32	-	-	-	-	-	0.20
AgEq (g/t)	304	409	433	443	454	416	398	335	299	285	280	-	-	-	-	-	381
Ying Mine
Ore (kt)	178	785	801	832	938	965	976	957	959	941	954	886	731	573	499	343	12,317
Au (g/t)	0.08	0.27	0.41	0.46	0.31	0.25	0.25	0.19	0.22	0.23	0.27	0.13	0.18	0.35	0.28	0.22	0.26
Ag (g/t)	270	276	268	262	268	267	263	245	239	230	227	217	208	199	186	186	241
Pb (%)	3.58	3.72	3.54	3.44	3.30	3.12	3.20	3.47	3.31	3.23	3.03	3.46	3.32	3.25	3.48	4.00	3.36
Zn (%)	0.72	0.97	0.89	0.90	1.05	0.92	1.04	0.94	1.05	0.96	0.88	1.01	1.07	1.53	1.57	1.50	1.03
AgEq (g/t)	424	454	447	441	434	420	421	406	399	385	375	375	365	375	368	379	406

Notes:

●	Numbers may not compute exactly due to rounding.

●	Zinc not included in AgEq calculation for HZG, TLP, and LMW mines.

Metallurgical test work and processing

Prior to operation of the mines and the construction of Silvercorp’s mills, metallurgical tests had been conducted by various labs to address the recoveries of the different types of mineralization. TLP mineralization was tested by the Changsha Design and Research Institute in 1994, SGX mineralization was tested by Hunan Nonferrous Metal Research Institute (“HNMRI”) in May 2005, HZG mineralization was tested by Tongling Nonferrous Metals Design Institute in 2006, and HPG mineralization was tested by Changchun Gold Research Institute in 2021.

Additional mineralization testing in 2021 was completed by CITIC Heavy Industry Machinery Co., Ltd (“CITIC”). CITIC was commissioned to conduct grindability tests on sulphide ore from SGX, TLP, LME, and LMW, and oxide ore from TLP and HPG.

The results predicted a metallurgically amenable ore with clean lead-zinc separation by differential flotation and, with the possible exception of silver halides in the upper zones of the TLP deposit, high silver recoveries. On-site metallurgists have conducted plant-tuning programs to continually improve metallurgical performance.

Silvercorp runs two processing plants, Plants 1 and 2, at the Ying Property, with a total current design capacity of about 2,800 tonnes per day (tpd). The two plants are situated within 2 km of each other. Both were designed based on the lab tests completed by HNMRI in 2005. Plant 1 (Xiayu Plant – originally 600 tpd, upgraded to 800 tpd) has been in operation since March 2007. Plant 2 (Zhuangtou Plant) has been in production since December 2009, with an expansion from 1,000 tpd to 2,000 tpd completed in October 2011. Although current design processing capacity is about 2,800 tpd, it is understood that the actual capacity could reach 3,000 – 3,200 tpd. However, current LOM planning requires that the plants operate up to 2,000 tpd.

The overall processes of the two plants are similar and comprise crushing, grinding, flotation of lead and zinc concentrates, and concentrate dewatering. Plant 1 currently produces only a lead / silver concentrate. In the LOM plan, the majority of ore tonnes will be processed through Plant 2, with Plant 1 being used as a backup to process low grade ore or development ore from LM, HZG, and part of TLP.

To optimize profitability, high grade lead concentrate from Plant 2 is blended with middle grade lead concentrate from Plant 1.

SGX / HPG ores also may contain high-grade, large-size galena lumps with characteristic specular silver-grey appearance. These may be hand-sorted at the mine sites, crushed, and then shipped by dedicated trucks to Plant 1. The lumps can be milled in a dedicated facility, and then sold directly, or mixed with flotation lead concentrate for sale.

Plants 1 and 2 are currently operating at throughput levels below plant design. Lead and silver recovery targets are being met; however, zinc recovery is lower than design, attributed to lower than design zinc feed grades.

After innovation and modification to both plants over the last few years, lead and silver recoveries have increased significantly. Improvements have been consistently targeted on process system and other facilities both in Plant 1 and Plant 2 to improve the metal recovery and reduce energy consumption.

Historically, higher-grade feed from SGX has enhanced plant performance but, with the proportion of SGX ore decreasing, the challenge is to maintain similar metallurgical performance on lower grade feedstock. From recent performance, it appears that recoveries are being maintained but concentrate grades are lower than target, however, not to the extent where there is a major deterioration in smelter terms.

A new plant (Plant 3) has been designed by the Changchun Gold Design Institute using data from their 2021 testing of HPG mineralization. Plant 3 is under construction and is scheduled to be in production in July 2024. The flowsheet of Plant 3 is similar to that of Plant 2, but the equipment is larger, the processing capacity is greater, more advanced technology is employed, and the flowsheet is more flexible. It can handle silver-lead-zinc ore, silver-lead ore, copper-lead ore, and gold ore.

Personnel

Silvercorp operates the Ying mines mainly using contractors for mine development, production, ore transportation, and exploration. The mill plant and surface workshops are operated and maintained using Silvercorp personnel. Silvercorp provides its own management, technical services, and supervisory staff to manage the mine operations. A recent snapshot of the Ying mines workforce showed a total of 3,296 persons, comprising 902 Silvercorp staff, 75 Silvercorp hourly employees, and 2,319 contract workers.

Main infrastructure, including tailings dams.

There are two current Ying tailings management facilities (“TMFs”). TMF 1 served both Mill Plant 1 and Mill Plant 2 during the period of 2007 – 2012. Since TMF 2 was put into operation in April 2013, the two TMFs serve their respective mill plants: TMF 1 serves Mill Plant 1, TMF 2 serves Mill Plant 2.

The TMFs were designed based on then current Mineral Resource / Mineral Reserve estimations and LOM production projections. Subsequent resource expansion and increased production projections indicate that the current tailings capacity will not be adequate for the full Ying LOM.

A third TMF, Shimengou TMF, is being built in the Shimengou valley, which serves as a branch of the Chongyanggou river, within the territory of Xiayu Township, Luoning County. The Shimengou TMF is located to the north of Mill Plant 2. The starter dam is about 1.7 km from Mill Plant 2 and about 500 m from the (downstream) Chongyanggou river. The TMF is planned to be constructed in two phases, with approximately 10.2 million cubic metres (Mm3 ) of storage capacity in Phase 1, and approximately 8.9 Mm3 of capacity in Phase 2, for a total storage capacity of 19.1 Mm3. The Company expects that Phase 1 of the Shimengou TMF by will be completed by mid-2024.

The seismic rating is in accordance with the China Seismic Intensity Scale (CSIS), which is similar to the Modified Mercalli Intensity (MMI) scale, now used fairly generally and which measures the effect of an earthquake at the surface. The QP has previously recommended that Silvercorp review the design basis acceleration to ensure consistency with the most up-to-date Ying site seismic zoning classification and associated parameters. The QP understands that Silvercorp is reviewing and assessing seismic data relevant to TMFs 1 and 2 and as part of the design process for the Shimengou TMF.

For TMF 1, after a further two years of service (end of 2023), it is projected that the dam maximum elevation of 650 m will be reached at design production rates.

For TMF 2, after approximately 3.6 years of additional service (second half of 2025), it is anticipated that the maximum dam elevation of 690 m will be reached at design production rates.

The QP understands that site-specific risk assessment, such as for geotechnical risk, was originally carried out by Henan Luoyang Yuxi Hydrological & Geological Reconnaissance Company, with more recent assessments done by other organizations. The QP has previously recommended that the dam classification under the Chinese system be reviewed in the context of recent international classifications. The QP understands that Silvercorp is reviewing recent international classification norms relative to the current Ying TMF classifications.

Flood calculations have been performed appropriate to the Chinese system Grade III classification of the TMFs, which requires the flood control measures to meet a 1 in 100-year recurrence interval for design purposes, with a 1 in 500-year probable maximum flood criterion also. Safety and reliability analyses for the TMFs have been carried out in accordance with the Safety Technical Regulations for Tailings Ponds (AQ2006-2005) and under the Grade III requirements.

As a general comment with respect to the Ying TMFs, it is recommended that Silvercorp reference the Global Industry Standard on Tailings Management, which is aimed at strengthening current best practices for tailings dams in the mining sector. Recent announcements by the Chinese Ministry of Emergency Management promote similar practice improvements.

Reclaimed water from the tailings storage ponds and overflows from the two concentrators is recycled to minimize freshwater requirements. Zero discharge of the process water has been achieved at both TMFs in no-rainfall seasons.

There are rock waste dumps at each mine on the Ying Property. Based on mine and development plans, the mines will move about 3.16 Mm3 of waste rock to the surface dumps during the remaining mine life. The excess capacities of the existing dumps are calculated as 2.63 Mm3.

At the end of April 2021, the Hongfa Aggregate Plant (“Hongfa”) was constructed to recycle and crush waste rock from the Ying Mining District. Since Hongfa has been in operation, Silvercorp has evaluated each waste dump, and decided to reclaim three waste dumps (two waste dumps at the SGX mine, and one at the HZG mine). The role of the other waste dumps is changing to temporary waste rock storage, from which waste rock is hauled to the Hongfa plant each day. In 2021, the Hongfa plant consumed 380,305 tonnes of waste rock and produced 349,108 tonnes of sand and gravel aggregates. Profit from the Hongfa operation, after capital recovery, will be shared between the local government, the local communities, and employees.

Power for the Ying Property is drawn from Chinese National Grids with high-voltage lines to the different mine camps and mill plants. At SGX, one 35 kilovolts (kV) overhead line supplies main power for all production, and two 10 kV lines act mainly as a standby source of power in case of disruption. In addition, two 1,500 kilowatts (kW) and one 1,200 kW diesel generators installed at one of the substations act as back-up power supply in the event of a grid power outage.

In 2020, access to the SGX / HZG mine from the mill-office complex was via a 7 km paved road to Hedong wharf of Guxian Reservoir, and then across the reservoir by boat to the mine site. Silvercorp shipped the ore from the SGX / HZG and HPG mines to Hedong wharf by two large barges that could carry up to five 45 t trucks. Since the beginning of 2021, ore transport from the SGX / HZG and HPG mines has changed to an alternative ore transport route. This route is via a 10 km road that passes through three tunnels in sequence, with three bridges connecting the tunnels. The HPG mine can be accessed by 12 km paved road, south-west of the main office complex. The TLP, LME, and LMW mines are approximately 15 km south-east of the main office complex and are accessed by paved road along the Chongyang River. A 1,756 m transportation ramp was built in 2020 from the TLP camp area to the DCG mine for ore haulage. The DCG project can also be accessed by a 10.5 km paved road, south-southwest of the mills.

Domestic water for SGX mine is drawn from the Guxian Reservoir, while water for the HPG, TLP, LM, HZG, and DCG mines comes from nearby creeks and springs. Mine production water for drilling and dust suppression is sourced from underground.

Market studies and contracts

Contracts for underground mining operations are in place with several Chinese contracting firms.

Lead and zinc concentrates are marketed to existing smelters customers in Henan and Shaanxi provinces and appropriate terms have been negotiated on terms that the QP considers to be aligned with global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Monthly sales contracts are in place for the lead concentrates with leading smelters, mostly located in Henan province. For the zinc concentrate, sales contracts are in place with Henan Yuguang Zinc Industry Co. Ltd. All contracts have freight and related expenses to be paid by the smelter customers. The key elements of the smelter contracts are subject to change based on market conditions when the contracts are renewed each month.

Environmental, permitting, social / community impact.

Silvercorp has all the required permits for its operations on the Ying Property. The existing mining permits cover all the active mining areas and, in conjunction with safety and environmental certificates, give Silvercorp the right to carry out full mining and mineral processing operations. Safety certificates have been issued by the Department of Safety Production and Inspection of Henan Province, covering the SGX mine, HZG mine, Zhuangtou TMF, Shiwagou TMF, HPG mine, TLP mine (west and east section), LMW mine, LME mine, and DCG mine. Environmental certificates have been issued by the Department of Environmental Protection of Henan Province, covering the Yuelianggou project (SGX mine and 1,000 tpd mill plant), HPG mine, TLP mine, LMW mine, LME mine, DCG mine, and the 2,000 tpd mill plant built in 2009. For each of these certificates, there are related mine development / utilization and soil / water conservation programs, and rehabilitation plan reports. Silvercorp has also obtained approvals and certificates for wastewater discharge locations at the SGX mine, the HPG mine, and the two TMFs. All certificates must be renewed periodically.

There are no cultural minority groups within the area surrounding the general project. The culture of the broader Luoning County is predominantly Han Chinese. No records of cultural heritage sites exist within or near the SGX, HZG, HPG, TLP, LME, LMW, and DCG project areas. The surrounding land near the mines is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones. The current vegetation within the project area is mainly secondary, including farm plantings. Larger wild mammals have not been found in the region. Small birds nesting and moving in the woodland are observed occasionally. The surrounding villagers raise domestic animals, such as chickens, ducks, pigs, sheep, goats, and cows etc.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students, and undertaking projects such as road construction and school repairs, upgrading, and construction. Silvercorp has also made economic contributions in the form of direct hiring and retention of local contractors, suppliers, and service providers.

Silvercorp’s main waste by-products are waste rock produced during mining operations and the mine tailings produced during processing. There is also minor sanitation waste produced. Waste rock is deposited in various waste rock stockpiles adjacent to the mine portals. Waste rock is mainly comprised of quartz, chlorite and sericite, kaolin and clay minerals and is non-acid generating. Once a waste rock stockpile is full (or at the time of site closure), it will be covered with soil and re-vegetated. For stabilization, retaining wall structures are built downstream of each waste rock site. Also, a diversion channel is constructed upstream to prevent high water flows into the stockpile and the slope surface from washing out. Some waste rock stockpiles at SGX, HPG, HZG, and LMW have already been covered with soil and re-vegetated.

Process tailings are discharged into purpose built TMFs, which have decanted and under-drainage systems to provide for flood protection and for the collection of return water. Daily inspections are undertaken for the tailings pipelines, TMF embankment and the seepage / return water collection system. After the completion of the TMFs, the facilities will be covered with soil and vegetation will be replanted. The SGX Environmental Impact Assessment (“EIA”) Report states that the tailings do not contain significant sulphides and have no material potential for acid generation.

The Ying operation has an environmental protection department consisting of seven full-time staff. The full-time environment management personnel are mainly responsible for the environment management and rehabilitation management work in the Ying Property.

The monitoring plans include air and dust emissions and noise and wastewater monitoring. The monitoring work is completed by qualified persons and licensed institutes. Reported test results from 2016 to 2022 indicate that surface water, sanitary / process plant wastewater and mining water are in compliance with the required standards; also, that project-stage completion inspection results were all compliant for wastewater discharge, air emission, noise and solid waste disposal. There have been a few exceptional cases in which Pb concentrations slightly exceeded the permitted limit of 0.011 mg/L at the general discharge point after sedimentation tank for both SGX and TLP mines.

Maintaining water quality for the Guxian Reservoir, while operating the SGX and HPG projects, is a key requirement in the project environmental approvals. Silvercorp has created a SGX / HPG surface water discharge management plan which comprises collection and sedimentation treatment of mine water combined with a containment system (i.e., zero surface water discharge), and installation of a stormwater drainage bypass system. Overflow water from the mill process and water generated from the tailings by the pressure filter are returned to the milling process to ensure that wastewater (including tailings water) is not discharged.

Water from mining operations is reused for the same purpose and the remaining water is treated according to the Surface Water Quality Standards and Integrated Wastewater Discharge Standard to meet the Class III requirements of surface water quality and Class I wastewater quality before being discharged to Guxian Reservoir at discharge points approved by the Yellow River Management Committee in Luoning County. Monthly monitoring by the Luoyang

Liming Testing Company and Yellow River Basin Environmental Monitoring Centre indicates that water discharged to the surface water body is in compliance with standards.

Except for one small creek, there are no surface water sources near the TLP and LM mines, and no mining water is discharged to this creek from the mines. There is a limited volume of mining water generated from the lower sections of the TLP and LM mines, most of which is used in mining activities, and none is generated from the upper sections.

There is a groundwater monitoring program for the processing plant area, but not for the mining areas. It is recognized that there is no requirement under Chinese environmental approvals to monitor this potential impact. The QP understands that test results indicate that groundwater quality is in compliance with the required standard.

Silvercorp’s production activities are compliant with Chinese labour regulations. Formal contracts are signed for all the full-time employees with wages well above minimum levels. The Company provides annual medical surveillance and checks are conducted for its employees before, during and after their employment with the Company. The Company does not use child or under-aged labour.

Remediation and reclamation plans were developed during the project approval stage, including measures for project construction, operation, and closure. From 2016 through 2021, the Company spent approximately $4.8 million (M) on environmental protection, including dust control measures, wastewater treatment, solid waste disposal, the under-drainage tunnel, soil and water conservation, noise control, ecosystem rehabilitation, and emergency response plans. In the same period, a land area of 444,067 square metres (m2) was planted with trees and grasses, as planned in the EIA; of this, 20,496 m2 of land was planted in 2020 and 52,361 m2 in 2021. Unused mining tunnels have been closed and rehabilitation coverage at all the mines has been undertaken.

Mine closure will comply with the Chinese national regulatory requirements. In accordance with those regulatory requirements, Silvercorp will complete a site decommissioning plan at least one year before mine closure. Site rehabilitation and closure cost estimates will be made at that time.

Capital and operating costs

An exchange rate of US$1 = 6.50 RMB is assumed for all capital and operating cost estimates.

Table 1.5 indicates anticipated capital expenditures on exploration and mine development; facilities, plant, and equipment; and general investment capital through to the projected end of mine life in 2037.

Table 1.6 indicates planned capital expenditures for construction and commissioning of Mill Plant 3 (completion projected end-2023) and a new TMF (first-phase completion projected end-2024).

The QP considers the projected capital costs to be reasonable relative to the planned exploration, development, mining, processing, and associated site facilities, equipment, and infrastructure.

Table 1.5	Projected Ying LOM Capex (US$M)

Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Sustaining Capex
Exploration & mine development tunneling	39.64	0.78	4.63	3.34	3.02	3.15	3.25	3.35	3.22	2.92	2.76	2.70	2.13	1.80	1.49	1.10	-
Facilities, Plant, and Equipment	16.99	0.27	1.11	1.11	1.12	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.13	1.11	1.10	1.00
Investment Capex	32.49	0.72	3.60	3.60	3.68	3.42	3.40	3.10	2.54	2.16	1.60	1.23	1.12	0.93	0.79	0.40	0.20

Total SGX Capex	89.12	1.77	9.34	8.05	7.82	7.70	7.78	7.58	6.89	6.21	5.49	5.06	4.38	3.86	3.39	2.60	1.20
HZG
Sustaining Capex
Exploration & mine development tunneling	10.73	0.26	1.75	1.67	1.60	1.39	1.14	1.10	0.85	0.54	0.31	0.12	-	-	-	-	-
Facilities, Plant, and Equipment	1.49	0.03	0.13	0.14	0.14	0.15	0.15	0.14	0.14	0.13	0.12	0.11	0.11	-	-	-	-
Investment Capex	10.08	0.35	1.42	1.38	1.32	0.95	0.98	0.96	0.79	0.83	0.41	0.36	0.33	-	-	-	-
Total HZG Capex	22.30	0.64	3.30	3.19	3.06	2.49	2.27	2.20	1.78	1.50	0.84	0.59	0.44	-	-	-	-
HPG
Sustaining Capex
Exploration & mine development tunneling	6.60	0.04	0.80	0.95	1.02	0.92	0.76	0.73	0.59	0.56	0.10	0.13	-	-	-	-	-
Facilities, Plant, and Equipment	4.83	0.11	0.41	0.42	0.43	0.45	0.45	0.45	0.45	0.43	0.42	0.41	0.40	-	-	-	-
Investment Capex	5.47	0.04	0.19	0.33	0.47	0.68	0.72	0.82	0.69	0.66	0.41	0.22	0.24	-	-	-	-
Total HPG Capex	16.90	0.19	1.40	1.70	1.92	2.05	1.93	2.00	1.73	1.65	0.93	0.76	0.64	-	-	-	-
TLP
Sustaining Capex
Exploration & mine development tunneling	23.03	1.31	5.11	4.14	3.38	2.70	2.28	2.21	1.22	0.68	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	7.57	0.20	0.59	0.60	0.62	0.63	0.63	0.63	0.63	0.62	0.62	0.61	0.60	0.59	-	-	-
Investment Capex	16.21	0.52	1.89	1.62	1.77	1.68	1.54	1.52	1.16	1.03	0.98	0.93	0.87	0.70	-	-	-
Total TLP Capex	46.81	2.03	7.59	6.36	5.77	5.01	4.45	4.36	3.01	2.33	1.60	1.54	1.47	1.29	-	-	-
LME
Sustaining Capex
Exploration & mine development tunneling	13.95	0.19	1.20	1.93	1.29	1.70	1.65	1.02	1.02	1.32	0.98	1.16	0.49	-	-	-	-
Facilities, Plant, and Equipment	2.50	0.05	0.17	0.18	0.19	0.19	0.20	0.20	0.20	0.20	0.20	0.20	0.19	0.17	0.16	-	-

Investment Capex	10.25	0.16	0.78	0.76	0.92	0.96	0.92	0.88	0.85	0.78	0.72	0.77	0.66	0.53	0.56	-	-
Total LME Capex	26.70	0.40	2.15	2.87	2.40	2.85	2.77	2.10	2.07	2.30	1.90	2.13	1.34	0.70	0.72	-	-
LMW
Sustaining Capex
Exploration & mine development tunneling	16.26	0.32	1.53	1.64	1.42	1.66	1.43	1.93	1.46	1.75	0.62	0.73	0.45	0.58	0.24	0.25	0.25
Facilities, Plant, and Equipment	6.23	0.11	0.38	0.39	0.39	0.40	0.41	0.43	0.43	0.43	0.43	0.43	0.42	0.42	0.40	0.38	0.38
Investment Capex	13.91	0.36	0.98	1.07	1.09	1.22	1.23	1.21	1.21	1.08	0.96	0.83	0.75	0.77	0.72	0.43	-
Total LMW Capex	36.40	0.79	2.89	3.10	2.90	3.28	3.07	3.57	3.10	3.26	2.01	1.99	1.62	1.77	1.36	1.06	0.63
DCG
Sustaining Capex
Exploration & mine development tunneling	1.30	0.02	0.17	0.35	0.40	0.32	0.04	-	-	-	-	-	-	-	-	-	-
Facilities, Plant, and Equipment	1.87	0.05	0.17	0.20	0.20	0.19	0.19	0.18	0.18	0.18	0.17	0.16	-	-	-	-	-
Investment Capex	0.91	0.05	0.18	0.16	0.11	0.09	0.08	0.07	0.05	0.04	0.04	0.04	-	-	-	-	-
Total DCG Capex	4.08	0.12	0.52	0.71	0.71	0.60	0.31	0.25	0.23	0.22	0.21	0.20	-	-	-	-	-
Ying Total
Sustaining Capex
Exploration & mine development tunneling	111.51	2.92	15.19	14.02	12.13	11.84	10.55	10.34	8.36	7.77	4.77	4.84	3.07	2.38	1.73	1.35	0.25
Facilities, Plant, and Equipment	41.48	0.82	2.96	3.04	3.09	3.14	3.16	3.16	3.16	3.12	3.09	3.05	2.85	2.31	1.67	1.48	1.38
Investment Capex	89.32	2.20	9.04	8.92	9.36	9.00	8.87	8.56	7.29	6.58	5.12	4.38	3.97	2.93	2.07	0.83	0.20
Total Ying Capex	242.31	5.94	27.19	25.98	24.58	23.98	22.58	22.06	18.81	17.47	12.98	12.27	9.89	7.62	5.47	3.66	1.83

Notes: Numbers may not compute exactly due to rounding. * FY2022 only includes Q4.

Table 1.6	Projected Capital for Mill Plant 3 and TMF 3 (US$M)

Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
3,000 tonne per day mill
Design & permitting	Land lease & rezoning	April 2022	0.3	-	0.3
	Design & engineering	August 2022	0.5	-	0.5
	Environmental & safety assessment	August 2022	0.2	-	0.2
Construction & Equipment	Site preparation	October 2022	1.0	-	1.0
	Road construction	October 2023	1.7	0.3	2.0
	Mill construction	October 2023	7.5	4.6	12.1
	Equipment acquisition	March 2023	10.1	-	10.1
	Installation	October 2023	1.5	0.7	2.2
	Contingency	December 2023	1.0	0.4	1.4
Total expenditures			23.8	6.0	29.8

Category	Description	Target completion schedule	Estimated expenditures (in millions of US$)
			Fiscal 2023	Beyond Fiscal 2023	Total
Tailings Storage Facility
Design & permitting	Land lease & rezoning	April 2022	3.1	-	3.1
	Design & engineering	June 2022	0.4	-	0.4
	Environmental & safety assessment	May 2022	0.1	-	0.1
Construction	Site preparation	December 2022	2.3	-	2.3
	TMF construction	October 2024	8.5	19.7	28.2
	Contingency	December 2024	1.7	2.2	3.9
Total expenditures			16.1	21.9	38.0

Note: Numbers may not compute exactly due to rounding.

Major operating cost categories are mining, shipping, milling, general and administrative, product selling, Mineral Resources tax, and government fees and other taxes. Silvercorp utilizes contract labour for mining on a rate per tonne or a rate per metre basis. The contracts include all labour, all fixed and mobile equipment, materials, and consumables, including fuel and explosives, which are purchased through the Company. Ground support consumables such as timber and power to the portal areas are the responsibility of the Company. Shipping costs are for moving ore from each mine to the processing plant. Principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents) and labour, each approximately one third of the total cost. General and administrative costs include an allowance for tailings dam and other environmental costs. Major capital on the two existing tailings storage facilities has already been expended and ongoing costs associated with progressively raising the dams are regarded as an operating cost. From approximately end-2023 (TMF 1) and end-2025 (TMF 2), the focus of tailings dam operating cost estimates moves to TMF 3, for which construction preparation is underway. The provision for Mineral Resources tax is approximately 3% of sales. The QP notes that the operating cost estimates are reasonably aligned with those used for Mineral Reserve COG determination and considers them to be reasonable relative to the methods and technology used and the scale of operations envisaged over the LOM. Table 1.7 summarizes projected LOM operating costs, by mine, and for Ying as a whole.

Table 1.7	Projected Ying LOM Opex (US$M)

Cost item	Total LOM	FY2022*	FY2023	FY2024	FY2025	FY2026	FY2027	FY2028	FY2029	FY2030	FY2031	FY2032	FY2033	FY2034	FY2035	FY2036	FY2037
SGX
Mining	383.33	3.64	19.98	20.48	20.47	26.07	26.65	27.92	27.42	27.69	27.14	27.91	27.63	27.71	27.87	27.81	16.94
Shipping	19.20	0.18	1.00	1.03	1.02	1.31	1.33	1.40	1.37	1.39	1.36	1.40	1.38	1.39	1.40	1.39	0.85
Milling	60.54	0.57	3.16	3.23	3.23	4.12	4.21	4.41	4.33	4.37	4.29	4.41	4.36	4.38	4.40	4.39	2.68
G&A and product selling	52.70	0.50	2.75	2.82	2.81	3.58	3.66	3.84	3.77	3.81	3.73	3.84	3.80	3.81	3.83	3.82	2.33
Mineral Resources tax	27.83	0.26	1.45	1.49	1.49	1.89	1.93	2.03	1.99	2.01	1.97	2.03	2.01	2.01	2.02	2.02	1.23
Government fee and other taxes	13.06	0.12	0.68	0.70	0.70	0.89	0.91	0.95	0.93	0.94	0.93	0.95	0.94	0.94	0.95	0.95	0.58
Total SGX Opex	556.66	5.27	29.02	29.75	29.72	37.86	38.69	40.55	39.81	40.21	39.42	40.54	40.12	40.24	40.47	40.38	24.61
HZG
Mining	58.17	1.19	4.54	5.21	5.51	5.54	5.53	5.53	5.50	5.54	5.54	5.37	3.17	-	-	-	-
Shipping	3.05	0.06	0.24	0.27	0.29	0.29	0.29	0.29	0.29	0.29	0.29	0.28	0.17	-	-	-	-
Milling	8.49	0.17	0.66	0.76	0.81	0.81	0.81	0.81	0.80	0.81	0.81	0.78	0.46	-	-	-	-
G&A and product selling	7.40	0.15	0.58	0.66	0.70	0.71	0.70	0.70	0.70	0.71	0.71	0.68	0.40	-	-	-	-
Mineral Resources tax	4.14	0.08	0.32	0.37	0.39	0.40	0.39	0.39	0.39	0.40	0.40	0.38	0.23	-	-	-	-
Government fee and other taxes	1.80	0.04	0.14	0.16	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.17	0.10	-	-	-	-
Total HZG Opex	83.05	1.69	6.48	7.43	7.87	7.92	7.89	7.89	7.85	7.92	7.92	7.66	4.53	-	-	-	-
HPG
Mining	60.95	0.77	5.12	5.51	5.90	6.01	5.99	5.91	5.95	5.41	5.08	4.82	4.48	-	-	-	-
Shipping	2.13	0.03	0.18	0.19	0.20	0.21	0.21	0.20	0.21	0.19	0.18	0.17	0.16	-	-	-	-
Milling	9.15	0.12	0.77	0.83	0.89	0.90	0.90	0.89	0.89	0.81	0.76	0.72	0.67	-	-	-	-
G&A and product selling	7.99	0.10	0.67	0.72	0.77	0.79	0.79	0.77	0.78	0.71	0.67	0.63	0.59	-	-	-	-
Mineral Resources tax	4.33	0.06	0.36	0.39	0.42	0.43	0.43	0.42	0.42	0.38	0.36	0.34	0.32	-	-	-	-
Government fee and other taxes	2.01	0.03	0.17	0.18	0.19	0.20	0.20	0.19	0.19	0.18	0.17	0.16	0.15	-	-	-	-
Total HPG Opex	86.56	1.11	7.27	7.82	8.37	8.54	8.52	8.38	8.44	7.68	7.22	6.84	6.37	-	-	-	-

TLP
Mining	178.80	5.46	14.91	14.22	15.30	15.27	16.02	14.60	14.37	14.40	14.62	14.84	14.59	10.20	-	-	-
Shipping	7.98	0.24	0.67	0.64	0.68	0.68	0.72	0.65	0.64	0.64	0.65	0.66	0.65	0.46	-	-	-
Milling	29.82	0.91	2.49	2.37	2.55	2.55	2.67	2.43	2.40	2.40	2.44	2.48	2.43	1.70	-	-	-
G&A and product selling	25.96	0.79	2.16	2.06	2.22	2.22	2.33	2.12	2.09	2.09	2.12	2.16	2.12	1.48	-	-	-
Mineral Resources tax	13.10	0.40	1.09	1.04	1.12	1.12	1.17	1.07	1.05	1.06	1.07	1.09	1.07	0.75	-	-	-
Government fee and other taxes	6.46	0.20	0.54	0.51	0.55	0.55	0.58	0.53	0.52	0.52	0.53	0.53	0.53	0.37	-	-	-
Total TLP Opex	262.12	8.00	21.86	20.84	22.42	22.39	23.49	21.40	21.07	21.11	21.43	21.76	21.39	14.96	-	-	-
LME
Mining	76.80	1.01	4.31	4.41	4.34	5.37	6.17	6.81	6.72	6.86	6.30	6.54	6.17	6.51	5.28	-	-
Shipping	2.75	0.04	0.15	0.16	0.16	0.19	0.22	0.24	0.24	0.25	0.23	0.23	0.22	0.23	0.19	-	-
Milling	10.59	0.14	0.59	0.61	0.60	0.74	0.85	0.94	0.93	0.94	0.87	0.90	0.85	0.90	0.73	-	-
G&A and product selling	9.20	0.12	0.52	0.53	0.52	0.64	0.74	0.82	0.81	0.82	0.75	0.78	0.74	0.78	0.63	-	-
Mineral Resources tax	5.34	0.07	0.30	0.31	0.30	0.37	0.43	0.47	0.47	0.48	0.44	0.45	0.43	0.45	0.37	-	-
Government fee and other taxes	2.27	0.03	0.13	0.13	0.13	0.16	0.18	0.20	0.20	0.20	0.19	0.19	0.18	0.19	0.16	-	-
Total LME Opex	106.95	1.41	6.00	6.15	6.05	7.47	8.59	9.48	9.37	9.55	8.78	9.09	8.59	9.06	7.36	-	-
LMW
Mining	143.07	0.83	7.7	7.91	8.49	9.84	9.77	10.44	9.83	10.37	10.17	10.25	9.76	9.91	10.03	9.16	8.61
Shipping	5.69	0.03	0.31	0.32	0.34	0.39	0.39	0.42	0.39	0.41	0.40	0.41	0.39	0.39	0.40	0.36	0.34
Milling	21.54	0.13	1.16	1.19	1.28	1.48	1.47	1.57	1.48	1.56	1.53	1.54	1.47	1.49	1.51	1.38	1.30
G&A and product selling	18.75	0.11	1.01	1.04	1.11	1.29	1.28	1.37	1.29	1.36	1.33	1.34	1.28	1.30	1.31	1.20	1.13
Mineral Resources tax	10.19	0.06	0.55	0.56	0.61	0.70	0.70	0.74	0.70	0.74	0.72	0.73	0.70	0.71	0.71	0.65	0.61
Government fee and other taxes	4.67	0.03	0.25	0.26	0.28	0.32	0.32	0.34	0.32	0.34	0.33	0.33	0.32	0.32	0.33	0.30	0.28
Total LMW Opex	203.91	1.19	10.98	11.28	12.11	14.02	13.93	14.88	14.01	14.78	14.48	14.60	13.92	14.12	14.29	13.05	12.27
DCG
Mining	15.15	0.16	1.60	1.71	1.69	1.60	1.62	1.49	1.57	1.24	1.20	1.27	-	-	-	-	-
Shipping	0.64	0.01	0.07	0.07	0.07	0.07	0.07	0.06	0.07	0.05	0.05	0.05	-	-	-	-	-

Milling	2.46	0.03	0.26	0.28	0.27	0.26	0.26	0.24	0.25	0.20	0.20	0.21	-	-	-	-	-
G&A and product selling	2.14	0.02	0.23	0.24	0.24	0.23	0.23	0.21	0.22	0.17	0.17	0.18	-	-	-	-	-
Mineral Resources tax	1.10	0.01	0.12	0.12	0.12	0.12	0.12	0.11	0.11	0.09	0.09	0.09	-	-	-	-	-
Government fee and other taxes	0.53	0.01	0.06	0.06	0.06	0.06	0.06	0.05	0.05	0.04	0.04	0.04	-	-	-	-	-
Total DCG Opex	22.02	0.24	2.34	2.48	2.45	2.34	2.36	2.16	2.27	1.79	1.75	1.84	-	-	-	-	-
Ying Total
Mining	916.27	13.06	58.16	59.45	61.70	69.70	71.75	72.70	71.36	71.51	70.05	71.00	65.80	54.33	43.18	36.97	25.55
Shipping	41.44	0.59	2.62	2.68	2.76	3.14	3.23	3.26	3.21	3.22	3.16	3.250	2.97	2.47	1.99	1.75	1.19
Milling	142.59	2.07	9.09	9.27	9.63	10.86	11.17	11.29	11.08	11.09	10.90	11.04	10.24	8.47	6.64	5.77	3.98
G&A and product selling	124.14	1.79	7.92	8.07	8.37	9.46	9.973	9.83	9.66	9.67	9.48	9.61	8.93	7.37	5.77	5.02	3.46
Mineral Resources tax	66.03	0.94	4.19	4.28	4.45	5.03	5.17	5.23	5.13	5.16	5.05	5.11	4.76	3.92	3.10	2.67	1.84
Government fee and other taxes	30.80	0.46	1.97	2.00	2.08	2.35	2.42	2.43	2.38	2.39	2.36	2.37	2.22	1.82	1.44	1.25	0.86
Total Ying Opex	1,321.27	18.91	83.95	85.75	88.99	100.54	103.47	104.74	102.82	103.04	101.00	102.33	94.92	78.38	62.12	563.43	36.88

Notes: Numbers may not compute exactly due to rounding.

* FY2022 only includes Q4.

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that these terms may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Inferred Resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

5.2	GC Mine

Current Technical Report

Except as otherwise stated, the information in this section is based on the Technical Report titled “NI 43- 101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China” (the “GC Report” or the “2021 Technical Report”) effective date March 31, 2021, and prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”) on October 6, 2021. AMC has prepared previous Technical Reports on the GC property (the “GC Property”) in 2009 (‘NI 43-101 Technical Report Update on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 18 June 2009), 2012 (‘NI 43-101 Technical Report on the GC Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 23 January 2012), 2018 (‘NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 30 June 2018), and 2019 (‘NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China’, effective date 30 June 2019, (2019 Technical Report)).

The following is a summary from the GC Report and is based on the assumptions, qualifications and procedures which are not fully described herein. The full text of the GC Report which is available for review on SEDAR at www.sedar.com is incorporated by reference in this AIF.

Location, Ownership and History

The GC Property is located in the vicinity of Gaocheng village, Gaocun Township, Yun’an District, Yunfu City, Guangdong Province, People’s Republic of China. The Property is located west of the metropolitan city of Guangzhou, the capital of Guangdong Province. Guangzhou is located about 120 kilometres (km) north-west of Hong Kong and has a total population of about 14 million people. Access to the GC project from Guangzhou is via 178 km of four-lane express highway to Yunfu, then 48 km of paved road to the project site.

Silvercorp owns 99% of the GC Mine through its 100% ownership of the shares of Yangtze Mining Ltd. (Yangtze Mining), which in turn wholly owns Yangtze Mining (H.K.) Ltd. (Yangtze Mining H.K.), and Fortune Gold Mining Limited, which in turn wholly owns Silvercorp Metals (China) Inc. Guangdong Found Mining Co. Ltd. (China), (Guangdong Found), is the designated joint venture operating company of the GC Mine. Yangtze Mining (H.K.) Ltd., a wholly owned subsidiary of Yangtze Mining, owns 95% of Guangdong Found. Silvercorp Metals (China) Inc. owns 4% of Guangdong Found. Guangdong Found has a 100% beneficial interest in the GC Mine. The boundaries of the mining permit were surveyed, and the boundary markers were staked in the ground by the Bureau of Land and Resources of Guangdong Province before issuing the mining permit to Guangdong Found in 2010. [The preceding text in this paragraph is an update to the information provided in the GC Report.]

The Mining Permit in the name of Guangdong Found is valid for 30 years to 24 November 2040, covers the entire 5.5238 km2 area of the GC Mine and permits mining from 315 metres (m) to minus 530 m elevations. The permit allows for the operation of an underground mine to produce silver, lead and zinc.

Currently, the GC mine is subject to Mineral Resources taxes, levied at 3% of revenue from lead and zinc and 2% of revenue from silver. The Mineral Resource taxes, together with other government fees that are not tied to revenue, amount to approximately 5% of revenue. The QP is not aware of any additional royalties, back-in rights, payments, agreements, environmental liabilities, or encumbrances particular to the property other than those stated above.

Various state-sponsored Chinese Geological Brigades and companies have conducted geological and exploration work in the project area with systematic regional geological surveys commencing in 1959. Historical drilling commenced in 2001.

Prior to Yangtze Mining acquiring the GC Property in 2005, illegal mining activity resulted in the excavation of several tunnels and small-scale mining of veins V2, V2-2, V3, V4, V5, V6, and V10. It is reported that a total of 1,398 m of excavation comprised of 10 adits and tunnels had been completed on the property through the illegal activity.

A total of 43 diamond drillholes for a combined total of 13,463.74 m was drilled on the GC Property between 2001 and 2007 prior to the property acquisition by Silvercorp. Diamond drillholes were drilled using PQ size in overburden, then reduced to HQ size for up to 100 m depth.

The Guangdong Provincial Institute of Geological Survey (GIGS) prepared a resource estimate for nine mineralized veins for the GC project after the 2004 – 2005 exploration season. This was not compliant with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Standards and is not material to the 2021 Technical Report.

Geological Setting, Mineralization, and Deposit Types

The GC Project is located at the intersection between the Wuchuan-Sihui Deep Fault zone and Daganshan Arc-ring structural zone. It is situated in the south-west part of the Daganshan uplift. Structures developed in the area are mainly the NWW-EW striking Gaocheng Fault zone, the NE striking Baimei Fault zone, and the Songgui Fault zone.

Basement rocks within the GC Project encompass quartz sandstone, meta-carbonaceous siltstone, carbonaceous phyllite, calcareous quartzite, and argillaceous limestone of the Sinian Daganshan Formation; quartz sandstone and shale of the Triassic Xiaoyunwushan Formation, and sandy conglomerate and conglomerate of the Cretaceous Luoding Formation. These rocks are intruded by Paleozoic gneissic, medium-grained biotite granite, and Mesozoic fine- to medium-grained adamellite, brownish, fine-grained, biotite mylonite, granite porphyry, quartz porphyry, diabase, and aplite. The Mesozoic intrusives intruded along the south and south-west contacts of the Paleozoic granites. The majority of Ag-Zn-Pb mineralization is hosted by the Mesozoic granite. The granite dips south and strikes west north-west, parallel to the majority of mineralized veins on the GC Property.

Ag-Zn-Pb mineralization at the GC deposit can be divided into two types: primary and oxidized. The primary mineralization is mainly composed of galena-sphalerite-silver minerals, which occur sparsely, as disseminations, veinlets, and lumps. Primary mineralization accounts for 95% of the entire Mineral Resource. Oxide mineralization occurs on and near the surface.

Mineralized veins in the GC area occur in relatively permeable fault-breccia zones. These zones are extensively oxidized from the surface to depths of about 40 m. Veins in this zone exhibit open space and boxwork lattice textures resulting from the leaching and oxidation of sulphide minerals. Secondary minerals present in varying amounts in this zone include kaolinite, hematite, and limonite.

The dominant sulphide mineral is pyrite, typically comprising a few percent to 13% of the vein. Other constituents are a few percent of sphalerite, galena, pyrrhotite, arsenopyrite, magnetite, and less than a percentage of chalcopyrite and cassiterite. Metallic minerals in much smaller amounts include argentite, native silver, bornite, wolframite, scheelite, and antimonite. Metallic minerals occur in narrow massive bands, veinlets or as disseminations in the gangue. Gangue minerals include chlorite, quartz, fluorite, feldspar, mica, hornblende, with a small or trace amount of kaolinite, tremolite, actinolite, chalcedony, garnet, zoisite, apatite, and tourmaline.

Alteration minerals associated with the GC vein systems include quartz, sericite, pyrite, and chlorite, together with clay minerals and limonite. Silicification commonly occurs near the centre of the veins. Chlorite and sericite occur near and slightly beyond the vein margins.

Quartz, pyrite, fluorite, and chlorite are closely related to the mineralization.

The poly-metallic mineralization of the GC deposit belongs to the mesothermal vein infill style of deposit.

Exploration

Silvercorp has carried out surface and underground exploration activities since 2008.

Surface-based exploration occurred primarily during 2008, which included soil sampling, geological mapping and trenching. Following up on geochemical anomalies, Silvercorp conducted trenching and pitting programs that exposed the mineralized veins on the surface and at shallow depth. A total of seven pits and one trench were excavated by Silvercorp exposing three veins.

Silvercorp completed more than 51.5 km of underground tunnelling and sampling at the Property through to 2018, and 29.2 km between 2019 and 2020.

The programs through to 2018 comprised 33,297 m of drifting along mineralized structures, 10,147 m of crosscutting across mineralized structures, and 8,833 m of raises. The 2019 and 2020 work comprised 14,940 m of drifting along mineralized structures, 7,288 m of crosscutting across mineralized structures, and 6,951 m of raises. Drifts and crosscuts have been developed at 40 m intervals vertically to increase geological confidence in the Mineral Resource.

50,480 channel / chip samples were collected from the mine areas through to and including 2018, with samples being assayed for Ag, Pb, and Zn. 14,576 channel / chip samples were collected from the mine areas between 2019 and 2020.

Drilling

Silvercorp completed its first phase of diamond drilling on the Property in 2008. Systematic drilling commenced on the property in 2011 and continued through to 2020. All Silvercorp drilling was completed as NQ-sized core. Drillhole collars were surveyed using a total station and downhole surveys were completed every 50 m downhole. Surface drillhole collars were cemented after completion and locations of drillholes were marked using 50 x 30 x 20 centimetres (cm) concrete blocks.

Core recoveries from Silvercorp drilling programs varied between 35.66% and 100.00% averaging 99.36%. The QP reviewed the relationship between grade and core recovery and found no bias.

All drill core is stored in a clean and well-maintained core shack in the GC camp complex. This core shack is locked when unattended and monitored by two security personnel 24 hours a day.

The majority of drillholes were drilled as inclined holes to test multiple vein structures. Underground drillholes were drilled as fans of multiple holes from single set-ups.

Sampling, Analysis and Data Verification

Drill core processing is completed by Silvercorp employees in accordance with a standard procedure. Core recovery is measured followed by detailed logging of the core with lithological, vein and mineralization contacts identified and recorded. The core is photographed and sampled on 2 m maximum intervals and at geological or mineralization contacts. Core is cut in half with a rock saw with one half bagged and secured for shipment to the laboratory, and the other half retained in the core tray for future reference.

Channel samples are collected along sample lines perpendicular to the mineralized vein structure as well as from walls of cross-cut tunnels and bottom of trenches. Samples include vein material and associated wall rock. Samples were shipped from the Gaocheng site to an ALS Laboratory in Guangzhou between 2008 and 2014. Since 2014, as a primary laboratory, samples have been shipped to the onsite laboratory at Gaocheng, which is owned and operated by Silvercorp. It is not certified by any standards association.

Silvercorp has established Quality Assurance / Quality Control (QA/QC) procedures that cover sample collection and processing at the GC Property. These QA/QC protocols have been progressively refined since 2011. Certified Reference Materials (CRMs) and coarse crushed blanks have been included with drilling samples since 2011, and with underground samples since 2014. Field duplicates have been included with drilling samples since 2012 and with underground samples since 2014. Check (umpire) samples (pulp duplicates) have been sent to a separate ‘umpire’ laboratory since 2012.

In 2018, Silvercorp further improved their QA/QC protocols to include regular and more frequent submission of CRMs, coarse blanks, and field duplicates with drilling and underground samples. Coarse reject duplicates and pulp duplicates were also incorporated into drill sampling programs. The proportion of check samples sent to a different laboratory was also increased. In 2019, Silvercorp initiated real-time monitoring of QA/QC protocols.

The QP has reviewed QA/QC data collected to date. While some issues have been noted with data collected prior to 2014, all data collected thereafter shows reasonable analytical accuracy and precision. The QP does not consider issues noted with pre-2014 data to be a material concern and considers the Gaocheng sample database acceptable for Mineral Resource estimation.

Mineral Processing and Metallurgical Testing

Since the metallurgical testing reported in the 2012 Technical Report, no further testing has been done. The mill functioned in a trial mode up to 2014 and, from that point (FY2015 starting Q2 2014), has been in commercial production.

Metallurgical testing for the GC project was carried out by the Hunan Research Institute of Non-Ferrous Metals and reported in May 2009 in the report “Development and Research of the Comprehensive Recovery Test of Lead Zinc Silver Tin Sulphur for the Lead Zinc Ore Dressing in GC Mine Area”. This report was made available to AMC in English translation by Silvercorp. The testwork was also summarized in the January 2011 GMADI report as part of the “Design Instructions” for the plant design.

The objectives of the testwork were, following on from previous testwork of 2007 on samples from artisanal mining dumps, to i) maximize silver recovery to the lead concentrate, ii) investigate the potential for tin recovery, iii) develop a process flow sheet with appropriate operating parameters as a basis for the industrial scale implementation of lead, zinc, sulphur (and possibly tin) recovery, and iv) determine the product quality characteristics relative to the relevant national standards.

Since the start of trial operations in 2013 and commercial production in 2014, lead and zinc concentrates have been produced in commercial quantities at the Gaocheng mill. The overall process consists of crushing, grinding, sequential flotation of lead, zinc and pyrite concentrates, and concentrate dewatering by disc filtration. An experimental tin recovery gravity separation circuit is installed on pyrite flotation tails.

Two-stage crushing is carried out, with the second stage in closed circuit. Run of mine ore at -350 mm is reduced to crusher product at -10 mm. This is followed by two-stage grinding in ball mills to a product size of 80% passing 75 µm (P80 of 75 µm).

The flotation process consists of a standard flotation of lead, with three-stage cleaning of the lead concentrate, then flotation of zinc concentrate with three-stage cleaning; leaving pyrite tailings as sulphur concentrate. Concentrates are dewatered by conventional thickening and filtration.

In 2019, the lead-zinc-sulphur priority flotation process was optimized by changing from zinc-sulphur process priority flotation to zinc-sulphur mixed flotation and then zinc-sulphur separation flotation process. The quantity of ore processed has increased to around 300 ktpa.

Trucks under escort by security personnel are used to transport lead and zinc concentrates from the mine site to refineries. A front-end loader is used to load the concentrate from storage sheds near filters at the mill site to the concentrate shipping trucks.

There is a laboratory on site equipped with the customary sample preparation, wet chemistry, and basic photometric analytical equipment; as well as crushing, grinding, flotation, and gravity-separation metallurgical testing equipment.

Mineral Resource and Mineral Reserve Estimates

Mineral Resource Estimates

The Mineral Resources for the GC Property have been prepared by Silvercorp. Ms. Dinara Nussipakynova, P.Geo., of AMC, has reviewed the methodologies and data used to prepare the Mineral Resource estimates and, after some adjustment to the Mineral Resource classification and capping, is satisfied that they comply with reasonable industry practice. Ms. Nussipakynova takes responsibility for these estimates.

The QP is not aware of any known environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other similar factors that could materially affect the stated Mineral Resource estimates. It is noted that approximately 1% of the Mineral Resources lie below the lower limit of the current mining lease (-530 m elevation), but this is not seen as a material risk.

The data used in the Mineral Resource estimation includes results of all drilling carried out on the GC Property to 31 December 2020. The estimation was carried out in Micromine™ software. Interpolation was carried out using inverse distance squared (ID2) for all the veins.

Table 1.8	Summary of Mineral Resources as of 31 December 2020

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (M lbs)	Zn (M lbs)
Measured	5.286	88	1.3	3.1	14,906	154	360
Indicated	4.747	75	1.1	2.5	11,457	111	259
Measured and Indicated	10.033	82	1.2	2.8	26,363	265	619
Inferred	8.441	87	1.0	2.4	23,562	195	442

Notes:

●	CIM Definition Standards (2014) were used for reporting the Mineral Resources.

●	Mineral Resource are reported at a silver equivalent (AgEq) cut-off grade of 105 g/t AgEg.

●	The equivalency formula is Ag g/t+50.46*Pb%+43.53*Zn% using prices of US$18.20/oz Ag, US$0.94/lb Pb, and US$1.08/lb Zn and estimated recoveries of 82.6% Ag, 89.5% Pb, and 87.3% Zn.

●	Sample results up to 31 December 2020.

●	Mineral Resources have been depleted to account for mining to 31 December 2020.

●	Veins factored to a minimum extraction width of 0.4 m.

●	Mineral Resources are inclusive of Mineral Reserves reported in Section 15.

●	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

●	The numbers may not compute exactly due to rounding.

●	Source: Silvercorp Metals Inc., reproduced as a check by AMC Mining Consultants (Canada) Ltd

The GC deposit consists of 156 veins, each of which has a separate block model. Approximately 31,844 m of channel samples and 265,965 m of core samples from 1,854 drillholes form the basis of the estimate. A composite length of 0.4 m was used. Capping was applied after compositing. The parent block size for all veins was 0.8 m by 10 m by 10 m (x, y, z), with sub-cells employed. The sub-celling resulted in minimum cell dimensions of 0.2 m by 2 m by 2 m (x, y, z). The QP imported all 156 block models into Datamine software. The volume comparison of the original models versus the Datamine models showed a difference of less than 1%.

Interpolation was carried out using the ID2 method. Mining depletion and write-offs based on survey information to 31 December 2020 were coded into the block models by Silvercorp.

Mineral Resources are classified as Measured, Indicated, and Inferred. The QP reviewed the classification of each vein and requested changes when the classification needed to be modified.

The block models were validated by the QP in three ways. First, visual checks were carried out to ensure that the grades respected the raw assay data. Secondly, swath plots were reviewed. Thirdly, the estimate was statistically compared to the composited assay data, with satisfactory results.

The following observations have been made by the QP from a comparison of the 2019 Mineral Resource estimate and the 2020 Mineral Resource estimate:

●	Measured and Indicated tonnes have increased by 11%. This number is a result of the discovery of new veins and new vein interpretation.

●	Measured tonnes have increased by 57%. This number is a result of the discovery of new veins, new vein interpretation and conversion of Indicated tonnes (which have decreased by 17%) to Measured classification.

●	In the Measured category silver grade has decreased by 9% and lead and zinc grades have both decreased by 6%.

●	In the Indicated category silver grades have decreased by 3%, lead grades have increased by 6% and zinc grades have decreased by 1%.

●	In the Inferred category silver grades have decreased by 5%, lead grades have increased by 5% and zinc grades have decreased by 1%.

●	The net result in the Measured category has been a significant increase in contained metals due to the increase in tonnes. Silver and lead metal have each increased by 44% and zinc contained metal has increased by approximately 47%.

●	The net result in the Indicated category has been a decrease in the contained silver metal of 19%; lead and zinc contained metals have decreased by 12% and 19%, respectively. This is a result of conversion of Indicated material to Measured material.
●	The net result in the Inferred category has been an increase of 11% in the contained silver metal; contained lead metal has increased by 17% and contained zinc metal has increased by 13%.

Reasons for the differences in grade, tonnes, and contained metal include:

●	Updated interpretation of the veins.

●	Discovery of new veins.

●	Conversion of Indicated Mineral Resources to a Measured classification.

●	Depletion through mining.

Mineral Reserve Estimates

To convert Mineral Resources to Mineral Reserves, mining cut-off grades (COGs) have been applied, mining dilution has been added and mining recovery factors assessed on an individual vein mining block basis. Only Measured and Indicated Resources have been used for Mineral Reserves estimation.

The Mineral Reserve estimates for the GC Property were prepared by Silvercorp under the guidance of independent QP, Mr H. Smith, P.Eng., who takes QP responsibility for those estimates.

The Mineral Reserve estimation is based on the assumption that current stoping practices will continue at the GC property, namely predominantly shrinkage stoping but also with some cut and fill resuing. Minimum mining widths of 1.0 m for shrinkage and 0.5 m for resuing, and minimum dilution of 0.20 m total for shrinkage and 0.10 m for resuing cut and fill stopes are assumed. Full breakeven COGs used are 215 g/t AgEq for shrinkage and 275 g/t AgEq for resuing.

Table 1.9 summarizes the Mineral Reserves estimate for the Gaocheng mine. 63% of the Mineral Reserve tonnage is categorized as Proven and 37% is categorized as Probable.

Table 1.9	Gaocheng Mineral Reserves estimate at 31 December 2020

Classification	Tonnes (Mt)	Ag (g/t)	Pb (%)	Zn (%)	Contained metal
					Ag (koz)	Pb (Mlbs)	Zn (Mlbs)
Proven	2.587	93	1.5	3.3	7,743	84	189
Probable	1.544	95	1.5	3.0	4,740	51	103
Proven and Probable	4.131	94	1.5	3.2	12,483	135	293

Notes to Mineral Reserve Statement:

●	Canadian Institute of Mining, Metallurgy and Petroleum Standards (2014) were used for reporting the Mineral Reserves.

●	Full breakeven cut-off grades: Shrinkage = 215 g/t AgEq: Resuing = 275 g/t AgEq.

●	Marginal material cut-off grade: Shrinkage = 185 g/t AgEq; Resuing = 250 g/t AgEq.

●	Dilution (zero grade) assumed as a minimum of 0.1 m on each wall of a shrinkage stope and 0.05 m on each wall of a resuing stope.

●	Mining recovery factors assumed as 92% for shrinkage and 95% for resuing.

●	Metal prices: Silver US$18.20/troy oz, lead US$0.94/lb, zinc US$1.08/lb, with respective payables of 65.5%, 86.2%, and 66.3%.

●	Processing recovery factors: Ag – 82.6%, Pb – 89.5%, Zn – 87.3%.

●	Effective date 31 December 2020.

●	Exchange rate assumed is RMB6.80: US$1.00.

●	Rounding of some figures may lead to minor discrepancies in totals.

From the start of commercial operations at Gaocheng in 2014 through to the end of 2020, 1,853,662 tonnes have been mined at average head grades of 94 g/t silver, 1.6% lead, and 2.9% zinc. Compared to the average production head grades recorded up to the end of 2020, the current Mineral Reserve estimates show the same silver grade, a reduction in lead grade of 7%, and an increase in zinc grade of 9%.

The Main Shaft radius is 3 m. A 30 m radius around the Main Shaft is categorized as a safety pillar, with no mining or development allowed in the pillar area, other than for actual shaft access.

Relative to the Mineral Reserve estimates in the previous Technical Report (2019 Technical Report), there is a 39% increase in Proven Mineral Reserve tonnes and a 21% decrease in Probable Mineral Reserve tonnes, with an increase in Mineral Reserve total tonnes of 8% (311,000 t).

Mining Operations

Mining to date has been conducted in two stages. Stage 1 targeted bringing the project into production as soon as practicable using mobile, rubber-tired, diesel-powered equipment (development jumbo, loader, and truck) with surface declines access down to -50 mRL. Stage 2 development from -50 mRL down to - 300 mRL employs conventional tracked equipment (battery powered locomotives, rail cars, electric rocker shovels and pneumatic hand-held drills) via a surface shaft access. In-stope rock movement is by gravity to draw points or hand-carting to steel-lined passes.

The rock mass condition is categorized as Fair to Good and it is anticipated that the vein and host rocks in the mine area will continue to be largely competent and require minimal ground support other than in weaker ground areas.

Production Rate

The average production is approximately 65 tonnes per day per stope for shrinkage stopes and 15 tonnes per day per stope for resue stopes with production per level capped at approximately 25% of the available stopes and up to 30 stopes concurrently working over all active levels.

The actual production rate from each stope is dependent on the vein width, and as such, the production rate and schedule assume a balance of wider and narrower vein stopes (generally shrinkage and resue respectively).

Mining Methods

Shrinkage stoping and resue stoping are the methods employed.

To support AMC’s understanding of the Silvercorp application of stoping methods and also their suitability for the GC Mine environment, the QP previously observed the application of these stoping methods at Silvercorp’s Ying mine operation during May 2016. The QP visited the GC site in January 2018. The Ying mine is located in Luoning County, in the Henan Province, about 10 km south-east of Xiayu and about 60 km south-east of Luoning. The methods employed are considered to be appropriate for the GC Mine environment.

Mine Development

The mine design is now based on Mineral Resources above 105 g/t AgEq, with the addition of vein exploration development (which, in some part, is also used for stope access). Vein exploration development is categorized as development that occurs outside of the Mineral Resource categorization. Vein exploration development is reported as development waste and, for planning purposes, is assigned zero grade irrespective of its actual resource grade.

The mine levels are located at 50 m vertical intervals. Levels are graded at 0.3% from either the Ramp or Main Shaft access, however the mine design provided by Silvercorp does not incorporate this feature. The QP does not consider this to be material with respect to estimates for development quantities.

Thus far, Phase 1 and Phase 2 development has all been completed. The production and ventilation systems consist of Main Shaft, Main Ramp, Exploration Ramp, and Phase 1 and 2 ventilation shafts.

The Main Shaft (from +248 mRL to -370 mRL) is used for hoisting of ore, waste rock, equipment and materials, personnel, and for intake airflow for -100 mRL and below levels.

The Main Ramp (portal elevation +176 mRL, bottom elevation reached -250 mRL) is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -500 mRL and above levels.

The Exploration Ramp is used for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for +100 RL and +50 mRL levels.

There is a plan to extend the main ramp to -530 mRL for transportation of ore, waste rock, equipment and materials, personnel, and for intake airflow for -300 RL level and below.

Market Studies and Contracts

It is understood that the Gaocheng concentrates are marketed to existing smelter customers in Henan province in China and appropriate terms have been negotiated for 2021.

The QP also understands that an acceptable arsenic level in base metal concentrates, without penalty, for Chinese smelters is of the order of 1.0% and notes that the GC lead and zinc concentrates are acceptable to those smelters. The QP also notes the Silvercorp concentrate selling arrangements whereby:

●	Should the level ever be higher than 1.0% in zinc concentrate, the payable Zn content would be discounted by 0.5% Zn for every 1% As above the 1.0% As level.

●	For instances where the pyrite concentrate has an As content above 1.0%, a penalty is paid on a case-by-case basis.

Smelter and Concentrate Sales Contracts.

Sales contracts are in place for the lead concentrates with Shandong Humon Smelting Co. Ltd., and for the zinc concentrates with Chenzhou Qiantai Industrial Co. Ltd. and Chenzhou Jieyin Minerals Co. Ltd.

All contracts have an effective period of one year, with key elements of the contracts subject to change based on market conditions when monthly supplemental agreements to the annual contracts are negotiated. The QP had previously indicated that a preferable arrangement would have been to see contracts as part of a LOM frame agreement; however, the QP also understands that these contracts should be viewed in the context of the existing operations and concentrate sales to these smelters and therefore does not view the apparently short term of the contracts as a material issue.

All contracts have freight and related expenses to be paid by the customers.

The key elements of the contracts are summarized in Table 2.0.

Table 2.0	Key elements of the 2021 smelter contracts.

	Pb concentrate				Zn concentrate
	% Pb	Deduction RMB/t Pb	Ag (g/t)	% Payable	% Zn	Deduction RMB/t Zn price < RMB 15,000/t:	Deduction RMB/t Zn price > RMB 15,001/t:	Ag (g/t)	Payable RMB/g Ag
Minimum quality	35		500		35			150
Payment scales	> 50	2,050	>3,000	92	>=45	4,850	4,850 + (price – 15,000)*20%	>=300	RMB0.7
	45-50	2,150	2,500- 3,000	91	40-45	4,850+50 per % lower than 45%	4,850 + (price – 15,000)*20% +50 per % lower than 45%	150-300	RMB0.6
	40-45	2,250	2,000- 2,500	90	35-40	5,100+100 per % lower than 40%	5,100+ (price – 15,000)*20% +100 per % lower than 40%
	35-45	2,500	1,500- 2,000	89
			1,000- 1,500	88

With respect to lead and zinc terms, the above deductibles calculate out to 85 - 92% payable for the lead concentrate and approximately 70 - 78% for the zinc concentrate, at projected long-term prices. The QP considers these to be favourable terms relative to global smelter industry norms. Silver payables of approximately 90% are similarly in accord with industry norms.

Prior to the start of mining operations, silver was seen as the likely major contributor to ore value at Gaocheng. Improved zinc prices in recent years have elevated the importance of that metal to the Gaocheng operation. Silver prices have remained at reasonable levels and, since mid-2020, have been significantly above $20/oz. At long-term metal prices and payables assumed for the COG calculation (see Section 15 - zinc $1.08/lb and 66.3% payable, silver $18.20/oz and 65.5% payable, lead $0.94/lb and 86.2% payable), approximately 45% of estimated total LOM revenue would be attributed to zinc, 30% to silver, and 24% to lead.

Infrastructure, Permitting and Compliance Activities

The filtered tailings are conveyed to the TMF area via conveyor and then spread by bulldozer on a bench- by-bench basis. The tailings deposition method is dry stacking and filling (from bottom to top and stacking by bench to form the embankment), with concurrent rolling and compaction to the desired dry density standards.

The waste rock dump is located a short distance to the east of the mine portal. It is understood to have an immediate capacity of the order of 275,000 m3 (~558 kt). Underground waste rock produced to date has largely been used for construction purposes by Silvercorp or transported off site by local area persons, free of charge, again to be used for construction activities. The removal of waste rock from site is anticipated to continue for the foreseeable future. Waste rock could opportunistically be disposed of into shrinkage stope voids, but this is not in the current mine plan.

Based on the GC environmental assessment report, the QP understands that waste rock at the GC mine has no significant acid-generating potential.

The construction of a cemented tailings backfill plant was completed in December 2019. The design capacity is 60 – 80 m³/hr, or around 450 m³/day assuming seven hours operation. After surface and underground full-process backfilling tests and adjustment, the system began operating in July 2020. In 2020, the total backfill volume delivered was 43,091 m³, and the backfill guidance for 2021 is 70,626 m³.

There is a 110 kilovolt (kV) substation near Gaocun, about 6 km from the mining area. This is fed from the Guangdong Province electrical grid system. Silvercorp uses this substation as the main source of power for the mine. Currently there are two overhead power lines for the 6 km route. Two 1,500 kV diesel generators are designated for emergency backup to the man-hoist, underground ventilation system, water pumping and essential services in the plant.

A 10 kV substation within the mining area provides power service for the entire operations area. The power supply and distribution in the process plant, mining area, administrative and living areas are configured based on needs.

Sewage treatment and water treatment plants operate at the mine site. Any water that is not recycled and is released to the environment is treated to comply with standing regulations.

Underground water is discharged to surface using conventional centrifugal pumps via pipelines installed in the Ramp, Ramp Shaft, and Main Shaft. Underground water pumped to surface is collected in ponds at the Ramp portal or Main Shaft for sediment settling prior to being pumped to the process plant water treatment station. In 2020, a total volume of 497,659 m3 of underground water was treated, including 290,577 m3 discharged and 207,082 m3 recycled.

Mobile equipment repairs (trucks, loaders, etc.), other equipment breakdowns and equipment major services are conducted in the mining contractor’s surface workshop adjacent to the Ramp portal, with minor services conducted in redundant stockpile areas. Other fixed and mobile equipment (primary pumps, surface electric locomotive, rail cars, vehicles, etc.) are serviced in Silvercorp’s surface workshop located adjacent to the Main Shaft. This is fully equipped with overhead crane, welding, electrical, hydraulic, lathe services, etc.

The explosives warehouse is sited in the valley to the south-east of the GC Mining Area.

A properly constructed containment for storage of fuel is located in the vicinity of the diesel generators and fuel dispensing facilities.

There is a mine dry facility near the portal accommodating lockers, change room, showers, and washrooms for the miners. The mine office complex is for administration and engineering functions and to provide working space for management, supervision, geology, engineering, and other operations support staff.

Silvercorp operates the mine using contractors for development and production. The operation and maintenance of Silvercorp’s fixed plant is via Silvercorp personnel. Silvercorp provides its own management, technical services, and supervision staff to manage the GC mine operation.

Silvercorp has all the required permits for its operations on the GC Property and, in conjunction with safety and environmental certificates, these give Silvercorp the right to carry out full mining and mineral processing operations.

An Environmental Impact Assessment (EIA) report on the GC Project was prepared by the Guangdong Environmental Technology Centre (GETC) initially, and then reassessment is done periodically as required by regulations. An Environmental Permit was issued by the Department of Environmental Protection of Guangdong Province in June 2010.

There are no cultural minority groups within the general area surrounding the project. No records of cultural heritage sites exist within or near the GC project areas. The surrounding land is used predominantly for agriculture. The mining area does not cover any natural conservation, ecological forests, or strict land control zones.

Silvercorp has made a range of cash donations and contributions to local capital projects and community support programs, sponsoring university students and undertaking projects such as village road construction, and school upgrading and construction. Silvercorp has also made economic contributions to the local economy in the form of direct hiring and retention of local contractors, suppliers, and service providers.

A monitoring plan has been negotiated between the company and the local environmental protection department to meet the environmental management requirements of the project. Key components of the monitoring plan are water pollution monitoring, together with environmental air and noise monitoring. The monitoring work is carried out by qualified persons and / or a third-party contractor and is undertaken on a regular basis.

Capital and Operating Costs

The 2021 Technical Report cost estimates for FY2022 are based on mining 311,271 tonnes of ore and milling the same amount. Other major operational items assumed are waste development tunnelling at 10,200 m, exploration and development tunnelling at 10,300 m, and drilling at 58,500 m. Sustaining development tunnelling of 500 m is also assumed.

All major infrastructure for operation of the Gaocheng mine is in place, including that for a potential production rate increase to 1,600 tons per day (tpd), although that is not currently envisaged. FY2022 non- sustaining capital for further main ramp development is assumed at $0.4 million. FY2022 sustaining capital is assumed at $4.0 million, which equates to $12.85 per tonne of ore projected to be mined.

Mining operating costs are categorized by direct mining (shrinkage or resuing), waste development, exploration tunnelling, drilling, and common costs. Other estimated operating costs are for milling, general and administrative items, and government fee, Mineral Resources tax, and other taxes. The FY2022 operating cost breakdown in the 2021 Technical Report is as follows: mining – $45.34/tonne, milling – $14.23/tonne, G&A – $8.17/tonne, Mineral Resources tax, etc. – $4.93/tonne, for a total estimated operating cost of $72.61/tonne.

Contractor costs are the major component of the mining cost. The principal components of the milling costs are utilities (power and water), consumables (grinding steel and reagents), and labour.

The Gaocheng mine has been in commercial production for six years. From FY2021 onwards, a 13-year LOM is envisaged for the resource as currently understood at an average annual production rate of about 310,000 tonnes. Average silver equivalent grades are projected to be of the order of 309 g/t.

Exploration and Development

As per recommendations made in the GC Report, the Company plans to continue exploration tunnelling and diamond drilling at Gaocheng. The exploration tunnelling is used to upgrade the drill-defined Resources to the Measured category, and the diamond drilling is used to expand and upgrade the previous drill-defined Resources, explore for new mineralized zones within the unexplored portions of vein structures, and test for extensions of the vein structures. [The preceding text in this paragraph is an update to the information provided in the GC Report.]

Cautionary Note to U.S. Investors Concerning Estimates of Measured Resources and Indicated Resources:

This section uses the terms “Measured Resources” and “Indicated Resources”. We advise U.S. investors that these terms may not be comparable to similar terms under the SEC Modernization Rules. The estimation of Measured Resources and Indicated Resources involves greater uncertainty as to their existence and economic feasibility than the estimation of Proven and Probable Mineral Reserves. U.S. investors are cautioned not to assume that mineral resources in these categories will be converted into reserves. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This section uses the terms “Inferred Resources”. We advise U.S. investors that this term may not be comparable to similar terms under the SEC Modernization Rules. The estimation of inferred resources involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources. U.S. investors are cautioned not to assume that estimates of Inferred Mineral Resources exist, are economically minable, or will be upgraded into Measured Resources or Indicated Mineral Resources. See “Cautionary Note to U.S. Investors Concerning Preparation of Mineral Resource and Mineral Reserve Estimates”.

ITEM 6	DIVIDENDS AND DISTRIBUTIONS

The Company declared its first annual dividend of CAD$0.05 per share in calendar year 2007 (fiscal year 2008) and has declared and paid dividends as set out in the table below.

Fiscal Year ended March 31,	Dividends Declared per share	Total Dividends Paid per share
2018	$0.020	$0.020
2019	$0.025	$0.025
2020	$0.025	$0.025
2021	$0.025	$0.025
2022	$0.025	$0.025
2023	$0.025	$0.025

Since Fiscal 2019, the Company has been paying semi-annual dividend of $0.0125 per share ($0.025 per share on an annual basis).

The declaration and payment of future dividends, if any, is at the discretion of the Board and will be based on a number of relevant factors including commodity prices, market conditions, financial results, cash flows from operations, and expected cash requirements.

ITEM 7	DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company has an authorized capital of an unlimited number of Common Shares without par value, of which 176,945,688 Common Shares were issued and outstanding as of date of this AIF. A further 1,431,668 Common Shares have been reserved for issuance upon the due and proper exercise of certain incentive options (“Options”) and 3,008,247 restricted share units (“RSUs”) outstanding as of the date of this AIF.

The following is a summary of the principal attributes of the Common Shares:

Voting Rights. The holders of the Common Shares are entitled to receive notice of, attend and vote at any meeting of the shareholders of the Company. The Common Shares carry one vote per share. There are no cumulative voting rights, and directors do not stand for re-election at staggered intervals.

Dividends. The holders of Common Shares are entitled to receive on a pro rata basis such dividends as may be declared by the Board out of available funds. There are no indentures or agreements limiting the payment of dividends.

Rights on Dissolution. In the event of the liquidation, dissolution or winding up of the Company, the holders of the Common Shares will be entitled to receive on a pro rata basis all of the assets of the Company remaining after payment of all of the Company’s liabilities.

Pre-Emptive, Conversion and Other Rights. No pre-emptive, redemption, sinking fund or conversion rights are attached to the Common Shares, and the Common Shares, when fully paid, will not be liable to further call or assessment. There are no provisions discriminating against any existing or prospective holder of Common Shares as a result of such shareholder owning a substantial number of Common Shares.

The rights of holders of Common Shares may only be changed by a special resolution of holders of 66⅔% of the issued and outstanding Common Shares, in accordance with the requirements of the Business Corporations Act (British Columbia).

Under the Company’s amended and restated share-based compensation plan (the “Omnibus Plan”), the maximum number of shares issuable under the Omnibus Plan shall not in the aggregate exceed 10% of the issued and outstanding Common Shares, from time to time. As of the date of this AIF, the Company has stock options outstanding to purchase 1,431,668 Common Shares at exercise prices ranging from CAD$3.93 to CAD$9.45 per share and with terms of between three and five years, with the last options expiring on February 23, 2028; and 3,008,247 RSUs outstanding.

ITEM 8	MARKET FOR SECURITIES

The Common Shares were initially listed for trading on the TSX-V under the symbol “SVM”. The Common Shares commenced trading on the TSX under the same symbol and delisted from the TSX-V on October 24, 2005. The Common Shares began trading on the NYSE Amex Equities (now known as the “NYSE American”) under the symbol “SVM” on February 17, 2009, and trading moved to the NYSE under the symbol of “SVM” on November 5, 2009. The Company voluntarily delisted its Common Shares from the NYSE in September 2015. The Common Shares commenced trading on the NYSE American on May 15, 2017.

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the TSX for the periods indicated (stated in Canadian dollars):

Date	High	Low	Close	Volume
March 2023	5.34	4.05	5.14	7,905,884
February 2023	4.84	3.94	4.20	5,019,798
January 2023	4.72	4.07	4.63	5,392,341
December 2022	4.25	3.73	3.98	8,286,758
November 2022	3.91	3.16	3.76	4,973,963
October 2022	3.84	3.12	3.32	5,737,836
September 2022	3.27	2.74	3.23	9,685,187
August 2022	3.59	2.95	2.99	4,583,767
July 2022	3.42	2.90	3.40	4,786,867
June 2022	3.83	3.19	3.19	5,561,632
May 2022	4.03	3.22	3.47	6,719,467
April 2022	5.01	3.80	3.88	7,203,634

The following table sets forth the high, low and month-end closing prices and volume of the Common Shares traded on the NYSE American for the periods indicated (stated in United States dollars):

Date	High	Low	Close	Volume
March 2023	3.96	2.93	3.82	34,932,504
February 2023	3.64	2.88	3.07	18,664,274
January 2023	3.54	2.96	3.46	25,442,370
December 2022	3.27	2.73	2.96	28,547,209
November 2022	2.91	2.28	2.80	26,473,142
October 2022	2.79	2.24	2.46	31,704,511
September 2022	2.50	1.99	2.33	55,509,070
August 2022	2.82	2.25	2.26	24,598,544
July 2022	2.67	2.21	2.64	22,551,901
June 2022	3.05	2.48	2.48	23,914,042
May 2022	3.17	2.46	2.72	29,722,985
April 2022	3.98	2.96	3.02	22,690,404

ITEM 9	ESCROWED SECURITIES

The Company has no securities currently held in escrow.

ITEM 10	DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the directors and officers of the Company, the current position and office held, each person’s principal occupation, business or employment during the last five years, the period of time during which each has been a director or officer of the Company and the number of Common Shares beneficially owned by each, directly and indirectly, or over which each exercised control or direction as at May 24, 2023.

Name and Municipality of Residence(1)	Current Positions and Offices Held	Principal Occupations During the Last Five Years(1)	Date of Appointment as a Director or Officer	Common Shares Beneficially Owned(1) (Percentage of Outstanding Shares)
Dr. Rui Feng(2) Beijing, China	Chairman, Chief Executive Officer, and Director	Chairman and CEO of Silvercorp from September 2003 to present. CEO of New Pacific Metals Corp. from May 2010 to April 2020, and from January 2022 to present, and Director of New Pacific Metals Corp. since May 2004. Director of Tincorp Metals Inc.	September 4, 2003	5,863,000 (3.32%)
David Kong (3)(4)(5)(6) Richmond, BC, Canada	Director	Partner at Ernst & Young LLP from 2005 to 2010. Director of Uranium Energy Corp. and Gold Mining Inc.	November 24, 2011	220,167 (0.12%)
S. Paul Simpson (4)(5)(7) Vancouver, BC, Canada	Director	Lead Independent Director of Silvercorp, Corporate Securities Lawyer holding a Certificate in Mining Law from Osgoode Hall Law School at Armstrong Simpson, Barristers & Solicitors.	June 24, 2003	1,135,151 (0.64%)
Yikang Liu(5)(8) Beijing, China	Director	Former Deputy Secretary General of China Mining Association.	July 24, 2006	95,167 (0.05%)
Marina Katusa(3)(4)(9) Vancouver, BC, Canada	Director	President/CEO of Canita Consulting Corporation 2010 to present. Director of Osisko Development Corp. since May 2021. Member of the Board of Directors of Family Services of Greater Vancouver from 2016 to 2020. Director Corporate Development and Strategy, GCT Global Container Terminals Inc. from 2013 to 2017. Vice President Corporate Development, Exeter Resource Corporation from 2012 to 2013.	September 29, 2017	136,333 (0.08%)
Ken Robertson(3) Vancouver, BC, Canada	Director	Partner and Global Mining & Metals Group Leader with Ernst & Young LLP. Director of Mountain Province Diamonds Inc. and Gold Royalty Corporation.		Nil (0%)
Derek Liu(10) Burnaby, BC Canada	Chief Financial Officer	Chief Financial Officer of Silvercorp since 2015. Director of Volcanic Gold Mines Inc. since December 2022	February 6, 2015	155,844 (0.09%)
Lon Shaver(11) Surrey, BC, Canada	Vice President	Vice President of Silvercorp since October 2018. Senior Vice President (from 2011 to 2016) and Vice President (from 2005 to 2011), Investment Banking, Equity Capital Markets at Raymond James. Director of Omai Gold Mines Corp. since November 2020.	October 1, 2018	141,083 (0.08%)
Total:(12)				7,746,745 (4.38%)

Notes:

1.	The information as to municipality of residence and principal occupation of each nominee has been individually furnished by the respective director or officer. The number of Common Shares and New Infini Shares beneficially owned directly or indirectly, or over which control or direction is exercised, is based upon information furnished to the Company by each director or officer, as applicable, as at the date hereof.

2.	Dr. Rui Feng is a director of New Infini and holds 3,672,020 common shares of New Infini (“New Infini Shares”), representing 8.05% of the issued and outstanding New Infini Shares.

3.	Member of Audit Committee.

4.	Member of Corporate Governance Committee.

5.	Member of Compensation Committee.

6.	David Kong holds 198,002 New Infini Shares, representing 0.43% of the issued and outstanding New Infini Shares.

7.	S. Paul Simpson is director of New Infini and holds 154,002 New Infini Shares, representing 0.34% of the issued and outstanding New Infini Shares.

8.	Yikang Liu holds 88,001 New Infini Shares, representing 0.19% of the issued and outstanding New Infini Shares.

9.	Marina Katusa holds 118,802 New Infini Shares, representing 0.26%% of the issued and outstanding New Infini Shares.

10.	Derek Liu holds 132,002 New Infini Shares, representing 0.29% of the issued and outstanding New Infini Shares.

11.	Lon Shaver holds 118,801 New Infini Shares, representing 0.26% of the issued and outstanding New Infini Shares. Mr. Shaver resigned as a director of New Infini on December 31, 2020.

12.	Together, the directors and officers of the Company hold an aggregate of 4,591,631 New Infini Shares, representing 10.07% of the issued and outstanding New Infini Shares.

The current term of office for each of the directors expires at the next annual general meeting of shareholders.

All of the directors and officers of the Company, as a group, beneficially own, directly or indirectly, or exercise control over 7,746,745 Common Shares representing approximately 4.4% of Common Shares issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

As of the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company, is or has been a director, chief executive officer or chief financial officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)	was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting as a director, chief executive officer or chief financial officer of the company.

As of the date of this AIF and within the 10 years before the date of this AIF, no director or executive officer of the Company nor any shareholder holding sufficient number of securities of the Company to materially affect control of the Company, is or has been a director or executive officer of any company (including the Company), that:

(a)	while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(b)	has within 10 years before the date of this AIF, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officers or shareholders.

No director or executive officer of the Company or any shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, has, within the 10 years prior to the date of this AIF, been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors and officers of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring and exploiting natural resources properties. These associations to other companies in the resource sector may give rise to conflicts of interest from time to time.

Under the laws of the Province of British Columbia, the directors and officers of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company. In the event that such a conflict of interest arises at a meeting of the Board, a director who has such a conflict will disclose such interest in a contract or transaction and will abstain from voting on any resolution in respect of such contract or transaction. See also “Item 4.4 Risk Factors” and “Item 14 Interest of Management and Others in Material Transactions”.

ITEM 11	AUDIT COMMITTEE

Audit Committee Charter

A copy of the Charter of the Audit Committee is attached hereto as Schedule “A”. A description of the responsibilities, powers and operation of the committee can be found therein.

The Audit Committee, among other things, reviews the annual financial statements of the Company for recommendation to the Board, reviews and approves the quarterly financial statements, oversees the annual audit process, the Company's internal accounting controls and the resolution of issues identified by the Company's auditors, and recommends to the Board the firm of independent auditors to be nominated for appointment by the shareholders at the next annual general meeting. In addition, the Audit Committee meets annually with the Company's auditors both with and without the presence of any members of the Company's management.

Composition of the Audit Committee

The current members of the Audit Committee are David Kong, Marina Katusa, and Ken Robertson, all of whom are considered independent and financially literate, pursuant to National Instrument 52-110 Audit Committees (“NI 52-110”). The Audit Committee will be re-constituted after the 2022 annual general meeting of shareholders.

Relevant Education and Experience

David Kong, Director

Mr. Kong holds a bachelor’s in business administration and earned his Chartered Accountant (CPA, CA) designation in British Columbia in 1978. From 1981 to 2004, he was partner of Ellis Foster Chartered Accountants and from 2005 to 2010, a partner at Ernst & Young LLP. Currently, Mr. Kong is a director of Uranium Energy Corp. and Gold Mining Inc. Mr. Kong holds an ICD.D designation from the Institute of Corporate Directors.

Marina Katusa, Director

Ms. Katusa has over 15 years of business experience in areas including mineral exploration, research analysis, strategic planning, and corporate development. She earned a Master of Business Administration (MBA) degree and a Bachelor of Science (BSc) degree in Geology/Earth & Ocean Science from the University of British Columbia. She is currently a member of the board of directors of Osisko Development Corp. and was previously on the board of Family Services of Greater Vancouver.

Ken Robertson

Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a partner and the global mining & metals group leader with EY, where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Currently, Mr. Robertson is a director of Mountain Province Diamonds Inc. and Gold Royalty Corporation. Mr. Robertson holds an ICD.D designation from the Institute of Corporate Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the exemption in sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6 or 3.8 of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

During the last year, all recommendations of the Audit Committee to nominate or compensate an external auditor were adopted by the Board.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a specific policy and procedure for the engagement of non-audit services as described in Section IV of the Audit Committee Charter. The Audit Committee must pre- approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

External Auditor Services Fees

The Company’s independent registered public accounting firm for the years ended March 31, 2023 and 2022 was Deloitte LLP. The Audit Committee has reviewed the nature and amount of the services provided by the principal accountants to ensure auditor independence. Fees (stated in Canadian dollars) paid or billed for audit and other services provided by Deloitte LLP in the last two fiscal years are outlined below:

Nature of Services	Year Ended March 31, 2023	Year Ended March 31, 2022
Audit Fees(1)	$1,135,000	$1,095,000
Audit-Related Fees (2)	Nil	Nil
Tax Fees (3)	Nil	Nil
All Other Fees (4)	Nil	Nil
Total	$1,135,000	$1,095,000

Notes:

1.	“Audit Fees” include the aggregate fees billed for professional services of the principal accountant for the audit of the Company’s annual financial statements and the audit of the Company's internal control over financial reporting for Fiscal 2023 and Fiscal 2022, or review services that are normally provided by the principal accountant in connection with interim filings or engagements for those fiscal years. For the year ended March 31, 2023 and 2022, fees of $148,000 and $148,000, respectively, related to the review of interim filings have been included as part of “Audit Fees”.
2.	“Audit-Related Fees” include the aggregate fees billed for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under above note (1).
3.	“Tax Fees” include the aggregate fees billed for professional services rendered by the principal accountant for tax compliance, tax advice, and tax planning.
4.	“All Other Fees” include the aggregate fees billed for products and services provided by the principal accountant, other than the services reported in the above items.

ITEM 12	PROMOTERS

No person or company has been a promoter of the Company or a subsidiary of the Company within the two most recently completed financial years or during the current financial year.

ITEM 13	LEGAL PROCEEDINGS AND REGULATORY ACTIONS

The Company is not aware of any other actual or pending material legal proceedings or any regulatory actions to which the Company is or was a party to, or is likely to be a party to, or of which any of its business or property is or was the subject of during Fiscal 2023.

ITEM 14	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer, person or company that beneficially owns and controls or directs, directly or indirectly, more than 10% of the Common Shares, or any associate or affiliate of such person, company or director or executive officer, have had any material interest, direct or indirect, in any material transaction of Silvercorp within the Company’s three most recently completed financial years or during the current financial year, which has materially affected or is reasonably expected to materially affect Silvercorp.

ITEM 15	TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Investor Services Inc. of 510 Burrard Street, 3rd Floor, Vancouver, British Columbia, Canada V6C 3B9.

ITEM 16	MATERIAL CONTRACTS

There are no contracts other than those entered into in the ordinary course of the Company’s business that are material to the Company and which were entered into in the most recently completed financial year ended March 31, 2023, or before the most recently completed financial year but are still in effect as of the date of this AIF.

ITEM 17	INTERESTS OF EXPERTS

Names of Experts

Ying 2022 Technical Report

AMC was commissioned by the Company to prepare the Ying Report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China” effective date September 20, 2022 and signed on November 3, 2022.

The authors of the Ying 2022 Technical Report are as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of report[1]
Mr H.A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	13-16 July 2016	P.Eng. (BC), P.Eng. (ON), P.Eng. (AB), P.Eng. (NT)	2-6, 15, 16, 21,22, 24 and parts of 1, 12, 18, 19, 25, 26 and 27
Dr G. Vartell (formerly known as Dr A.A. Ross)	Geology Manager / Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	13-20 July 2016	P.Geo. (BC), P.Geol. (AB)	7-10, 23, and parts of 1, 12, 14, 25, 26, and 27
Mr R. Webster	Principal Geologist	AMC Consultants Pty Ltd.	Yes	None	MAIG	Parts of 1, 14, 25, 26 and 27
Mr S. Robinson	Senior Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	None	P.Geo. (BC)	11, parts of 1, 12 14, 25, 26 and 27
Mr R. Chesher	General Manager / Senior Principal Metallurgist	AMC Consultants Pty Ltd.	Yes	None	FAusIMM(CP)	13, 17, parts of 1, 19, 25, 26 and 27
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resource Management Pty Ltd.	Yes	16-19 February 2012	MAIG	Parts of 1, 18, 25, and 26
Mr Guoliang Ma	Manager Exploration and Resource	Silvercorp Metals Inc.	No	15 October to 4 November 2021	P.Geo. (BC),	20 and parts of 1, 12, 25, 26, and 27

GC Report

AMC was commissioned by Silvercorp Metals Inc. (Silvercorp) to prepare the GC Report titled “NI 43-101 Technical Report Update on the Gaocheng Ag-Zn-Pb Project in Guangdong Province, People’s Republic of China”, effective March 31, 2021, on the GC Property, located in Gaocun Township, Yun’an County, Guangdong Province, China. The authors of the GC Report are as follows:

Qualified Persons responsible for the preparation of this Technical Report
Qualified Person	Position	Employer	Independent of Silvercorp?	Date of last site visit	Professional designation	Sections of Report
Ms D. Nussipakynova	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	P.Geo. (BC)	12, 14, part of 1, 25, and 26
Mr H. A. Smith	Senior Principal Mining Engineer	AMC Mining Consultants (Canada) Ltd.	Yes	January 2018	P.Eng. (BC, ON, AB, NT)	2 to 6, 15, 16, 19, 21 to 24, 27, Part of 1, 18, 25, and 26
Mr A. Riles	Director and Principal Consultant	Riles Integrated Resources Management Pty Ltd.	Yes	May 2011	MAIG	13, 17, Part of 1, 18, 25, and 26
Dr G. Vartell (formerly known as Dr A. A. Ross)	Geology Manager/ Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	P.Geo. (BC), P.Geol. (AB)	7 to 10, Part of 1, 25, and 26
Mr S. Robinson	Principal Geologist	AMC Mining Consultants (Canada) Ltd.	Yes	No visit	P.Geo. (BC), MAIG	11, Part of 1, 25, and 26
Mr G. Ma	Manager Exploration and Resources	Silvercorp Metals Inc.	No	May 2021	P.Geo. (ON)	20, Part of 1, 25, and 26

Interests of Experts

None of the independent consulting geologists and independent “Qualified Persons” named in “Item 17 Names of Experts”, when or after they prepared the statement, report or valuation, has received any registered or beneficial interests, direct or indirect, in any securities or other property of the Company or of one of the Company’s associates or affiliates or is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company except as disclosed below. This information has been provided to the Company by the individual experts.

The Qualified Persons who were responsible for the preparation of the Ying Report and GC Report beneficially owned, directly or indirectly, less than 1% of the Common Shares. The Company confirms that its personnel named herein are non-independent Qualified Persons.

Auditor

Deloitte LLP is the independent registered public accounting firm of the Company and is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia and within the meaning of the United States Securities Act of 1933, as amended and the applicable rules and regulations thereunder adopted by the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

ITEM 18	ADDITIONAL INFORMATION

Additional information on the Company can be found on the Company’s website at www.silvercorp.ca or on SEDAR at www.sedar.com. Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s most recent financial statements and the management’s discussion and analysis for its most recently completed financial year.

SCHEDULE “A”

SILVERCORP METALS INC.

(the “Company”)

AUDIT COMMITTEE CHARTER

(Adopted by the Board on May 24, 2023)

I.	Purpose

The main objective of the Audit Committee is to be responsible for the relationship between the Company and any external auditor or registered public accounting firm (“external auditor”) of the Company, and to assist the Board in fulfilling its oversight responsibilities with respect to (a) the financial statements and other financial information provided by the Company to its shareholders, the public and others, (b) the Company’s compliance with legal and regulatory requirements, and (c) the Company’s risk management and internal financial and accounting controls, and management information systems.

Although the Committee has the powers and responsibilities set forth in this Charter, the role of the Committee is one of oversight and shall not relieve the Company’s management of its responsibilities for preparing financial statements which accurately and fairly present the Company’s financial results and conditions or the responsibilities of the external auditors relating to the audit or review of financial statements.

II.	Organization

The Committee shall consist of three or more directors, each of whom shall be “independent” as defined in accordance with National Instrument 52-110, U.S. securities laws and regulations and applicable stock exchange rules; provided, however, that one or more members of the Committee may be non-independent if permitted by all applicable regulations.

The members of the Committee and the Chair of the Committee shall be selected annually by the Board and serve at the pleasure of the Board. Any member of the Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Committee as soon as such member ceases to be a director.

Each member of the Audit Committee shall be “financially literate” as defined under National Instrument 52-110, be able to read and understand fundamental financial statements and satisfy all applicable financial literacy requirements of all applicable regulations. Additionally, at least one member of the Committee shall: be financially sophisticated, in that he or she shall have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, which may include being or having been a chief executive officer, chief financial officer, or other senior officer with financial oversight responsibilities; and be an “audit committee financial expert” within the meaning of U.S. federal securities laws. None of the members of the Committee may have participated in the preparation of the financial statements of the Company or any current subsidiary of the Company at any time during the past three years.

A majority of the members of the Committee shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. Matters decided by the Committee shall be decided by majority votes.

The Committee may form and delegate authority to subcommittees when appropriate.

III.	Meetings

The Committee shall meet as frequently as circumstances require, but not less frequently than four times per year. The Committee shall meet at least quarterly.

The Committee may invite, from time to time, such persons as it may see fit to attend its meetings and to take part in discussion and consideration of the affairs of the Committee.

The Company’s accounting and financial officer(s) and the Auditors shall attend any meeting when requested to do so by the Chair of the Committee.

The Committee may also act by unanimous written consent of all members which shall constitute a meeting for the purposes of his charter of the Committee.

IV.	Responsibilities

1.	The Committee shall be directly responsible, subject to any authority reserved by law to the Company’s shareholders, for the appointment, compensation, retention, and oversight of any external auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or other services for the Company, in accordance with applicable securities laws (including resolution of any disagreements between management and the external auditor), and the external auditor shall report directly to the Committee.

2.	The Committee shall be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting; obtaining from the external auditors a formal written statement delineating all relationships between the external auditors and the Company, consistent with the Public Company Accounting Oversight Board Rule 3526; and actively engaging in a dialogue with the external auditors with respect to any disclosed relationships or services that impact the objectivity and independence of the external auditor.

3.	The Committee must pre-approve all non-audit services to be provided to the Company or its subsidiary entities by the Company’s external auditor.

4.	The Committee must review the Company’s financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

5.	The Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in subsection (4), and must periodically assess the adequacy of those procedures.

6.	The Committee is responsible for overseeing the Company’s Whistleblower Policy and the establishment of procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

7.	Review and monitor all related party transactions which may be entered into by the Company.

8.	The Committee must review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

9.	The Committee is responsible for annually reviewing the adequacy of its charter and recommending any changes thereto to the Board.

V.	Authority and Funding

The Committee shall have the following authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties,

(b)	set and pay the compensation for the independent counsel and any advisors employed by the Committee, and

(c)	communicate directly with the internal and external auditors.

The Company shall provide for appropriate funding, as determined by the Committee, for payment of:

(a)	compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company;

(b)	compensation to any advisers employed by the Committee; and

(c)	ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.